02034057

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Tractor Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

FILE NO. 82- 4772 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/16/02

82-4772

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

AR/S
12-31-01

02 MAY 15 AM10:5?



年報

2001 Annual Report

Contents 目錄

	Page No 頁次
Corporate Information 公司資料	4
Financial Highlights 財務摘要	6
Corporate Structure 公司架構	7
Chairman's Statement 董事長報告書	8
Management Discussion & Analysis 管理層討論及分析	13
Profile of Directors, Company Secretary & Supervisors 董事、公司秘書及監事簡介	18
Report of the Directors 董事會報告書	23
Report of the Supervisory Committee 監事會報告書	40
Notice of Annual General Meeting 股東週年大會通告	41
Report of the International Auditors 國際核數師報告	44
• Consolidated Profit and Loss Account 綜合損益表	46
• Consolidated Statement of Recognised Gains and Losses 綜合確認損益表	47
• Consolidated Balance Sheet 綜合資產負債表	48
• Consolidated Cash Flow Statement 綜合現金流量表	49
• Balance Sheet 資產負債表	51
• Notes to Financial Statements 財務報表附註	52

重振新機
勇迎挑戰

Corporate Information 公司資料

Registered Name of the Company
First Tractor Company Limited

公司法定名稱
第一拖拉機股份有限公司

Registered Address
154 Jian She Road
Luoyang, Henan Province
The People's Republic of China
Tel: (86 379) 496 7038
Fax: (86 379) 496 7438

公司註冊地址
中華人民共和國
河南省洛陽市建設路154號
電話：(86 379) 496 7038
傳真：(86 379) 496 7438

Website
http://www.first-tractor.com.cn

公司網址
http://www.first-tractor.com.cn

Business Registration Number
QGYZZ 003242

工商登記號碼
企股豫總字第003242號

Legal Representative of the Company
Dong Yong An

公司法定代表人
董永安

Company Secretary and Head of Investor Relations Department
Jiang Guo Liang Company Secretary
Zhang Guo Long Acting Company Secretary

公司秘書兼投資者關係部門主管
姜國梁 公司秘書
張國龍 代公司秘書

Principal Bankers
Industrial and Commercial Bank of China
Bank of China
Construction Bank of China
Bank of Communications
Agricultural Bank of China

主要往來銀行
中國工商銀行
中國銀行
中國建設銀行
交通銀行
中國農業銀行

International Auditors
Ernst & Young
15th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

國際核數師
安永會計師事務所
香港中環夏慤道10號和記大廈15樓

Legal Advisers

PRC
Zhong Lun Law Firm
12/F., China Merchants Onward Science & Trade Center
No.2 Donghuannanlu, Jianwai Street,
Beijing 100022, The People's Republic of China

Hong Kong
Li & Partners
21/F., Worldwide House
Central
Hong Kong

H Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code 0038

H Share Registrars and Transfer Office

Hong Kong Registrars Limited
2/F., Vicwood Plaza
199 Des Voeux Road Central
Central, Hong Kong

Address for Inquiries

PRC
Secretary's office of First Tractor Company Limited
154 Jian She Road
Luoyang, Henan Province
The People's Republic of China
Tel: (86 379) 496 7038
Fax: (86 379) 496 7438
E-mail address: msc0038@public 2.lyptt.ha.cn

Hong Kong
Li & Partners
21/F., Worldwide House
Central
Hong Kong
Tel: (852) 2501 0088
Fax: (852) 2501 0028

Investor and Media Relations

Wonderful Sky Public Relations and
Financial Consultant Company Limited
Unit 2808, 28th Floor, Office Tower, Convention Plaza
1 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2851 1038
Fax: (852) 2815 1352

公司律師

中國
中倫金通律師事務所
中國北京市
建國門外東環南路2號北京招商局大廈12層
郵編：100022

香港
李偉斌律師行
香港中環環球大廈21樓

H股股份上市

香港聯合交易所有限公司
股份代號0038

H股股份過戶登記處

香港證券登記有限公司
香港中環德輔道中199號維德廣場2樓

公司資料索取地址

中國
第一拖拉機股份有限公司董事會秘書室
中華人民共和國
河南省洛陽市建設路154號
電話：(86 379) 496 7038
傳真：(86 379) 496 7438
電子郵箱：msc0038@public2.lyptt.ha.cn

香港
李偉斌律師行
香港中環環球大廈21樓
電話：(852) 2501 0088
傳真：(852) 2501 0028

投資者及傳媒關係

皓天公關財經顧問有限公司
香港灣仔港灣道1號
會展廣場辦公大樓2808室
電話：(852) 2851 1038
傳真：(852) 2815 1352

		Year ended 31 December 截至十二月三十一日止年度	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
TURNOVER	營業額	1,863,824	1,997,314
LOSS FROM OPERATING ACTIVITIES	經營業務虧損	(63,481)	(119,887)
Finance costs	財務費用	(20,168)	(19,627)
Share of profits less losses of :	應佔溢利扣除虧損：		
Jointly-controlled entity	聯合控制企業	830	861
Associates	聯營公司	(14,788)	(29,403)
LOSS BEFORE TAX	除稅前虧損	(97,607)	(168,056)
Tax	稅項	(16,786)	(13,142)
LOSS BEFORE MINORITY INTERESTS	未計少數股東權益前虧損	(114,393)	(181,198)
Minority interests	少數股東權益	(3,406)	24,145
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	股東應佔日常業務虧損淨額	(117,799)	(157,053)
LOSS PER SHARE - Basic	每股虧損－基本	15.01 cents/分	20.01 cents/分


FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
90.1%
Brilliance China Machinery Holdings Limited
華晨中國機械控股有限公司
40%
First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd.
一拖寧波中策拖拉機汽車有限公司
39.6%
Shanghai Qiangnong (Group) Company Limited
上海強農（集團）股份有限公司
70%
Guizhou Zhenning Biological Industrial Co., Ltd.
貴州鎮寧生物工業有限公司
93.4%
Yituo (Luoyang) Harvester Co., Ltd.
一拖（洛陽）收穫機械有限公司
51%
First Tractor Qingjiang Tractor Company Limited
一拖清江拖拉機有限公司
60%
First Tractor Shenyang Tractor Company Limited
一拖瀋陽拖拉機有限公司
99%
Luoyang Changlun Agricultural Machinery Company Limited
洛陽長侖農業機械有限公司
8.3%
91.7%
Luoyang Changhong High Technology Trading Company Limited
洛陽高新長宏工貿有限公司
51%
Yituo (Luoyang) Construction Machinery Co., Ltd.
一拖（洛陽）工程機械有限公司
49%
Yituo (Zhenjiang) Harvester Co., Ltd.
一拖（鎮江）收穫機械有限公司
65%
51%
Yituo (Luoyang) Building Machinery Co., Ltd.
一拖（洛陽）建築機械有限公司
49%
59%
Zhenjiang Huachen Huatong Road Machinery Company Limited
鎮江華晨華通路面機械有限公司
59%
Zhenjiang Huatong Aran Machinery Company Limited
鎮江華通阿倫機械有限公司



董永安 董事長
Dong Yong An Chairman

致各位股東：

本人謹此代表公司董事會向各位股東提呈二零零一年度報告，並向各位股東和關心、支持本公司的朋友表示由衷的致意。

To Shareholders,

On behalf of the board of directors (the "Directors"), I am pleased to present the annual report of First Tractor Company Limited ("First Tractor" or the "Company") for the year ended 31 December 2001. I would also like to take this opportunity to express our sincere gratitude to the shareholders of the Company.

Business Review

During the reporting period, the Directors and the management of First Tractor Company Limited (the "Company") underwent a significant restructuring to increase its strategic and management capabilities. Facing with severe operating condition, the management of the Company has speeded up the adjustment of product mix, enhanced its expansion in business, strengthened quality and target cost management, lowered the operating cost of funds and implemented internal corporate reforms. By appointing an international consulting firm A.T. Kearney Co. Ltd. as its management consultant, the Company has undergone a comprehensive diagnostic review and managed to adopt effective combined measures to halt the further decline of profitability.

Net loss of the Company and its subsidiaries (the "Group") in 2001 narrowed by 25% as it benefited from (1) a relatively large increase in the sale of its new products, of which, sales of 1002/1202 crawler tractor series rose by 314 units over the same period of last year, representing an increase of 36.68%; an additional 120 large-wheeled tractors were sold over the same period of last year, representing an increase of 42.3%; and 1,592 more 30/40 medium-wheeled tractors were sold over the same period of last year, representing an increase of 758.10%; (2) an increase in the construction machinery business such as bulldozers; (3) a fall in the unit cost of tractors over the same period of last year; (4) a relatively large increase in income from new businesses.

During the reporting period, the Company still have not turned around from loss position.

(1) Agricultural machinery business: (1) slowdown in income growth of farmers meant that farmers were less able and willing to make purchases; (2) the market lacked a new hot product and the launch of new products could not keep up with the speedy changes in market demand; (3) new entrants into the market have intensified competition. The sliding trend in sales of national tractor market has not improved basically. Sales have been falling for three consecutive years, with the sales of large-medium tractors decreased by 4.9% from last year, sales of small four-wheeled crawler tractors decreased 31.2% from last year, and combined harvesters dropped by 54% from last year. During the reporting period, the Company's sales of large-medium wheeled tractors amounted to 6,109 units, representing a decrease of 36% over the same period of last year, of which sales of large crawler tractors was 3,903 units, representing a decrease of 41.7% over the same period of last year, whilst sales of small-wheeled tractors amounted to 53,428 units, representing a decrease of 14% over the same period of the last year.

(2) Construction machinery business Construction machinery products such as the rolling machinery, earthwork machinery and road machinery of Brilliance China Machinery Holdings Limited ("BCM") benefited from an increase in basic infrastructure and as a result, recorded a growth in profit but still cannot cover the loss of the Group. During the report period, the Group sold 1,203 road rollers, representing a decrease of 4.5% over the same period of last year (the industry fell 10%); 214 bulldozers, representing an increase of 28.9% over the same period of last year; 164 pavers, representing an increase of 20% over the period of last year, and 48 mixers, representing an increase of 33% over the same period of last year.

業績回顧

報告期內，第一拖拉機股份有限公司(「公司」或「本公司」)董事會和管理層進行了重大調整，使決策能力和管理水平得到了提升。本公司管理層面對嚴峻的經營形勢，加快產品結構調整，加大開拓經營力度，強化質量與目標成本管理，降低資金的運營成本，推進企業內部改革，聘請國際諮詢管理公司科爾尼管理諮詢公司對本公司進行全面的診斷諮詢，採取綜合措施，遏制效益下滑，取得了明顯的效果。

二零零一年本公司及附屬公司(「本集團」)虧損同比收窄25%，受惠於(1)新產品銷售增幅較大，其中1002/1202履拖銷量同比增加314台，同比增長36.68%，大型輪式拖拉機銷量同比增加120台，同比增長42.3%，30/40中型輪式拖拉機銷量同比增加1,592台，同比增長758.10%；(2)推土機等工程機械業務的增長；(3)拖拉機單台變動成本同比均有所下降；(4)開拓經營收入同比有較大增長。

報告期內，仍未實現扭虧為盈。

1. 農業機械業務：(1)農民收入增長速度放緩，致使農民購買能力和積極性降低；(2)市場缺乏更新換代的熱點產品，新產品開發速度與市場需求的快速變化不相適應；(3)新競爭者的加入，競爭加劇。全國拖拉機市場的銷量下滑趨勢沒有得到根本的改善，已連續三年下滑，大中型拖拉機銷量同比下降4.9%，小四輪拖拉機銷量同比下降31.2%，聯合收割機銷量同比下降54%。報告期內，本公司銷售大中型拖拉機6,109台，同比下降36%，其中銷售大型履帶拖拉機3,903台，同比下降41.7%；銷售小型輪式拖拉機53,428台，同比下降14%。

2. 工程機械業務。華晨中國機械控股有限公司(「華晨機械」)控股經營的壓實機械、土方作業機械、路面機械等工程機械產品，得益于基礎建設的拉動，呈較大的增長，但仍未能彌補本集團之虧損。本集團報告期內，銷售壓路機1,203台，同比下降4.5%(行業下降10%)；銷售推土機214台，同比上升28.9%；銷售攤鋪機164台，同比上升20%；銷售攪拌機48台，同比上升33%。

Research and development

In 2001, the Company has successfully raised the quality of its products, expanded its sales and increased its market share. At the same time, the Company has also focused on the changing needs of its customers and restructured its product mix positively, and has tried to cater for customers' needs through achievements in research and development of new products.

Agricultural machinery products (1) With the technical upgrades to its 30/40 medium-wheeled tractor line, the production capacity has now reached 5,000 units. Sales for the full year amounted to 1,802 units, a rise of 758% over the period. This was the only product that recorded an increase in the national tractor market; (2) The production capacity of the Dongfanghong-1002-1 crawler tractor (with YT4130 engine) has now reached 500 units per annum and the Dongfanghong-902 crawler tractor was well received for its energy-saving ability. (3) Proactive response to market changes based on market information, a "New Century, New Hope" product was introduced in small-wheel tractor product line, along with the Dongfanghong-SD200 floating half-axle transportation model "Shandiwang" tractors. Both products were welcomed by customers. (4) In September 2001, 10 sample units of large-wheeled tractor, Dongfanghong X800/804 were launched. In order to complement successfully with domestic agricultural machinery, a 720 rpm engine has already been produced.

Construction machinery products (1) With the adjustment to the product mix of rolling machinery, new road roller products were introduced: the YZ16C, YZ18C and YZ18F models; (2) The development for paving machinery centred on the idea of "Innovation and Perseverence", which led to the in-house development of WLTLY9500 multi-functional pavers and the introduction of HTH8500 four-crawler cement pavers; (3) In-house production of new mixer products: ABH1500, MODU30, MODU45 and the development of LIBY9500, LIB1500, and other mixing machinery. The development of these new products has enhanced the Company's edge in market competition.

The Company will continue to insist on its product development strategy: to respond swiftly to the market, develop and manufacture products which are marketable and to the satisfaction of customers.

Business development strategy

In 2002, the State will continue to widen its "withdrawals and returns" reforestation work and speed up the adjustment and improvement work in the agricultural sector. This will definitely affect the sales of its large-wheeled crawler tractors. At the same time, the State will implement such measures as expanding the channels for farmers to increase their incomes, and increasing investment in agricultural industry. To



產品研發

二零零一年本公司在穩定提高現有產品質量、開拓營銷、擴大市場佔有率的同時，針對用戶需求的變化，積極調整產品結構，研發新品滿足用戶需求。

農業機械產品（1）30/40中型輪式拖拉機經過技術改造，已形成5000台的生產能力。全年銷售1802台，同比增長758%。成為二零零一年全國拖拉機市場上唯一呈增長態勢的產品；（2）東方紅-1002-1履帶拖拉機（配YT4130發動機）500台/年的生產能力已經形成，東方紅-902型履拖以其突出的節油特點受到用戶的廣泛讚揚；（3）根據市場信息，積極適應市場變化，小型輪式拖拉機推出了「新世紀，新希望」的產品和東方紅-SD200型浮式半軸運輸型「山地王」，受到了用戶的歡迎。；（4）大型輪式拖拉機東方紅X800/804型，二零零一年九月生產10台樣機投放市場，為了達到與國內農機具成功配套，已研製出720轉/分動力輸出新結構；

工程機械產品（1）壓實機械通過調整產品結構，開發新產品YZ16C型、YZ18C型、YZ18F型壓路機；（2）攤鋪機械圍繞「創新、求實」的開發思路，自行開發WLTLY9500型多功能攤鋪機、引進開發了HTH8500型四履帶水泥攤鋪機；（3）拌和機械自行研製開發新產品ABH1500型、MODU30、MODU45型和引進開發LJBY9500型、LJB1500型等攪拌設備。這些新產品的開發為公司培育核心競爭力參與市場的競爭提供了保證。

快速回應市場，開發製造適銷對路、用戶滿意的產品是公司始終堅持的產品開發策略。

業務發展策略

二零零二年國家將繼續擴大退耕還林規模，加快農業佈局調整和優化。這對本公司的大型履帶拖拉機的銷售產生一定的影響。同時，國家在拓寬農民增收渠道、加大對農業的投入等方面將採取諸多措施。把增加農民收入和減輕農民負擔作為整個

increase farmers' incomes and to reduce their liabilities are the prime mission for the State to improve the overall economic environment. This will present an opportunity for the Company to raise the sales of its large, medium and small-wheeled tractors. In 2002, the State will continue to implement the grand development strategy in Western region and to facilitate the prime construction projects like railway from Qinghai to Tibet, natural gas from West to East, and electricity from West to East, etc and also road construction projects. These will lead to a continuous growth in the demand for construction machinery, which means that there will be a wide opening in the market for products of the Group such as: bulldozers, rollers, mixers, pavers and maintenance machinery.

With China becoming a member of the World Trade Organisation (WTO), China's businesses must now operate in an environment where "competition has no walls, markets have no boundaries". Entering into WTO brings about enormous effects to China's agricultural industry, which indirectly affects the operation and development of China's agricultural enterprises. Meanwhile, it has created opportunities and improved conditions for the Group's tractor and construction machinery products to enter into international markets. As such, the Company's operation and development will face enormous challenges in 2002 brought about by domestic and overseas changes, but these challenges will also create potential market opportunities for the Company. New entrants to the market has intensified competition. Our strategies are as follows:

1) Strengthening and expanding the agricultural and construction machinery businesses

Agricultural machinery business

In response to the needs of customers and the trend of competition, the Company will enhance the 25HP-90HP products within the 15HP-120HP ranged market, but with an eye still on those products of less than 25HP and those of more than 90HP. At the same time, the Company will put its effort in exploring market for such agricultural products as tractors' accessories. We aim not only to supply the main machinery for customers, but also products which can complement with agricultural machinery. This will create breakthrough for the agricultural industry.

Construction machinery business

The Company will grasp the opportunities provided by the State's improvement in infrastructure and its implementation of grand development strategy of the western region by speeding up the development of the whole range of its construction machinery products such as rolling machinery, earthwork machinery, paving machinery, mixing machinery and maintenance machinery.

2) Enlarging business opportunities by specialisation in the Company's specialised component plants.

3) Restructuring and reorganisation of the business of its subsidiaries and increasing the return of investment made by the Company.

4) Endeavouring to international cooperation, introducing new advanced products, advanced technology, advanced management and experience from overseas.

經濟工作的突出任務。這將給本公司擴大中小型輪式拖拉機的銷售帶來機遇。二零零二年國家將繼續實施西部大開發戰略，著力抓好青藏鐵路、西氣東輸、西電東送等重點工程建設，以及公路交通建設，對工程機械的需求將會持續增長，本集團的推土機、壓路機、拌和機、攤鋪機、養護機械等產品將有廣闊的市場空間。

中國成為世貿組織(WTO)成員，中國的企業進入了「競爭無壁壘，市場無國界」的經營環境。加入WTO對中國的農業帶來巨大的衝擊，間接地給中國的農機企業經營和發展產生影響，同時，也為本集團拖拉機和工程機械產品進入國際市場創造了機遇、改善了條件。籍此分析表明，二零零二年，本公司的經營和發展既面臨著內外環境變化帶來的巨大挑戰，同時又面臨著難得的市場機遇。新競爭者的加入，使競爭加劇，我們的策略：

1. 農業機械業務、工程機械業務做強做大。

農業機械業務。針對用戶需要和競爭態勢，在15馬力-120馬力區間，搶抓25馬力 -90馬力產品，兼顧兩頭小於25馬力和大於90馬力的產品。同時，公司將致力於研究與拖拉機配套的農機具的市場。公司對用戶提供的不僅是一台主機，而且有與之配套的農機具，實現農機業務新突破。

工程機械業務。搶抓國家加大基礎建設和西部大開發之機遇，快速發展壓實機械、推土機械、攤鋪機械、拌和機械、養護機械等系列工程機械產品群。

2. 把公司的零部件專業廠做精做專，擴大開拓經營空間。

3. 整合、重組附屬公司業務，提升本公司投資回報。

4. 積極尋求國際合作。引進國外的先進產品、先進技術、先進管理和經驗。

Improving operations and raising efficiency

The Company is raising efficiency through emphasising management innovation, absorbing new management ideas and experiences, and by improvement in operations and efficiency. The management consultants A.T. Kearney Co., Ltd. has conducted a comprehensive diagnostic review on the Company and proposals for improvement include: (1) To restructure and reorganise product development flow, data base on accounts receivables, product pricing, strategic procurement work flow; to identify the personnel qualification and job requirements for each segment of business and management flow; (2) To restructure the sales team so as to adapt to market changes; to avoid waste of resources and internal competition; to avoid lack of overall planning and management in product sales; to strengthen product sales, sales management and after-sales services, etc. and to keep abreast with the market so that highly effective operating practices can be achieved; (3) to establish effective system of personnel management and to enhance the initiatives of sales personnel. By reforming the sales system, substantial breakthroughs were expected in the market expansion of the Company.

The Directors believe that through adjustment in product mix, rationalization of human resources and implementation of management strategy, the Company can manage to overcome difficulties in adverse operating environment and minimize the external adverse impact on the Company, and to be able to uphold the weakening economics of scales so as to put the operations of the Company into benign cycle and thereby providing more satisfactory investment return for shareholders.

By order of the Board of Directors
Dong Yong An
Chairman

Luoyang, the PRC
26 April 2002

改善運營 創造效率

公司著重管理創新，吸收先進的管理理念與管理經驗，改善運營，創造效率。根據科爾尼(KEARNEY)管理諮詢公司對本公司進行全面諮詢診斷並提出的改進方案，(1)對產品開發流程、應收賬款資料庫、產品定價改進、戰略採購工作流程等業務流程和管理流程進行再造和重組，明確業務流程和管理流程的各個環節對人員素質和工作要求；(2)重構能適應市場變化的銷售組織機構，克服無謂的資源浪費和內部競爭以及產品營銷工作缺乏整體規劃與管理的弊端，強化產品銷售、銷售管理、售後服務等工作，緊貼市場、協同一致、高效運作的營銷管理模式；(3)建立有效的銷售人員績效管理體系，激發廣大營銷人員的積極性。通過改革營銷體制，力求使公司的市場開拓有實質性的突破。

本公司董事會相信，通過產品結構的調整和合理的人力資源調整，實施管理諮詢方案，推進公司業務發展策略，克服外部不利經營環境對公司的影響，抑制效益的下滑，使公司的運行步入良性循環，使股東取得滿意的投資回報。

承董事會命
董永安
董事長

中國・洛陽
二零零二年四月二十六日


YZ16
中国一拖

Analysis of Results

As at 31 December 2001, the total turnover of the Group amounted to RMB1,863,824,000, representing a decrease of 6.68% over the same period last year. The consolidated loss after taxation and minority interests amounted to RMB117,799,000, representing a 25% decrease over the previous year. The loss per share amounted to RMB15.01 cents.

Turnover of the Group fell slightly compared to last year as income from both tractors and construction machinery fell 13.16% and 26.56% respectively as compared with the same period last year. However, turnover of road machinery operation, the other business segment of the Group, increase 10.13% from last year. This was resulting from achievements in adjusting the business structure of the Group.

In 2001, there was no real improvement in the sliding trend of sales volume of China's tractor industry. The main reason for a decrease in sales income of the Company's tractors operation was a relatively large fall (approximately 55%) in sales for its main product 70/80 crawler tractors. Sales of the Company's small-wheeled tractors also fell (approximately 14%). In face of severe external market conditions, the management of the Company has put much efforts on management strategies and further reinforced its adjustment to the product mix and business structure. In this way, the Company has met the market demands on its products. In 2001, sales of 1002/1202 crawler tractors and 30/40 medium-wheeled tractors, both new models in replace of old product, rose 36.68% and 758.10% in 2001 respectively as compared with the same period last year. Although still in preliminary stage, the adjustment to the product mix has achieved initial success and set a basis for new source of profit growth.

The management has included external sources of operating income into its profit target accessment and formulated relevant enhancement policies, which were to put various production units into market for competition and also to seek new source of economic growth. In 2001, the Company's income and realised gross profit for its new businesses rose 2.29 times and 2.28 times respectively compared with the same period last year, creating the best results ever since the establishment of the Company. As such, the creation of new businesses has led to a reduction in loss.

財務成果分析

本集團截至二零零一年十二月三十一日止，共實現營業額為人民幣1,863,824,000元，較上年同期下降了6.68%，除稅及少數股東權益後綜合虧損額為人民幣117,799,000元，與上年同期相比減虧25%。每股虧損額為人民幣15.01分。

本集團營業額較去年相比略有下降，其中拖拉機業務及工程機械業務收入與去年同期相比分別下降了13.16%和26.56%，而本集團的另一業務板塊路面機械業務本年度的營業額與去年相比上升了10.13%。這是本集團進行產業結構調整取得的成果的具體體現。

二零零一年全國拖拉機行業市場銷售量下滑的趨勢沒有得到根本的改善。本公司拖拉機業務收入下降主要是由於主導產品70/80履拖銷量下降幅度較大(約為55%)，小輪拖銷量也有下降(約為14%)。面對嚴峻的外部市場環境，公司經營層在經營策略上下功夫，加大產品結構調整和產業結構調整的力度，使產品順應市場需求，在二零零一年本公司新型換代產品1002/1202履拖及30/40中型輪式拖拉機產品的銷量與去年同比分別上升了36.68%和758.10%，雖未形成規模，但產品結構調整初獲成效，而且將成為本公司新的盈利增長點。

經營層把對外開拓經營收入納入目標效益考核指標，制定相關的鼓勵政策，積極引導各生產單位參與市場競爭，努力開源尋求新的經濟增長點，二零零一年公司開拓收入和實現毛利同比增長2.29倍和2.28倍，創造了公司成立以來的最好水平，該項開拓經營的創收使得公司的虧損有一定程度減低。

Cost Analysis

In respect of cost control, the management still implement "Fully Comprehensive, Multi-dimensional and Stringent Control on Water, Electricity, Heat and Gas" as the framework of target cost management. The comprehensive cost control system was also established through dimensions on "Reinforcement in Management, Emphasis on Technology and Employment of Capital", and there were signs of cost and expenses reduction. In 2001, amidst fall of income, the Company has began to implement such measures as value engineering, strategic procurement, target cost management system, security risk management system and resulted in a decrease of variable cost and controllable expenses.

For the year ended 31 December 2001, the administrative expenses of the Company amounted to RMB134,514,000, a rise of 7.76% from the same period last year. The main reason for increase in administrative expenses was consultancy fees paid to management consultants in 2001. Apart from this, all other expenses under administrative expenses decreased from the same period last year. Based on the principle of "Top-down from management and Bottom-up from unit cost", the Company managed to raise efficiency of procurement funds utilization by implementing a public tender for all office equipments and comparative pricing in procurement.

Liquidity and Financial Analysis

As at 31 December 2001, the cash and bank balances of the Group amounted to RMB913,354,000 which had decreased by RMB53,931,000, representing a decline of 5.6% compared with 2000. As at 31 December 2001, the Group's short term bank loans amounted to RMB257,060,000, an increase of RMB63,021,000 compared to 2000. The Group had no long term bank loans. As at 31 December 2001, the gearing ratio was 31.74% (total liabilities/total assets x 100%), which showed a slight decrease when compared to that of 32.39% of last year.

As at 31 December 2001, net accounts receivable of the Group amounted to RMB354,333,000, decreased by RMB129,885,000, represently a decline of 26.8% compared with 2000. The main reason for the fall in the Group's accounts receivable was that the Company put the management of accounts receivable and inventory as a priority item throughout the year and to this end, the Company has set up a supervisory team specialize in clearing up inventory and bad debts, and to set clearing guidelines to relevant departments such that the workload was spread over to personnel responsible. As a result, the Company effectively reduced the attributable cost of funds and enabled the Company's assets to remain in the most favourable status.

成本分析

在成本管理方面，經營層仍構築「全方位、立體式，水、電、熱、汽嚴格控制」的目標成本管理格局，開始建立「強管理-重技術-資本運作」全方位的成本管理體系，呈現出向降低成本和費用要效益的局面。二零零一年在收入下降的情況下，通過開展價值工程、戰略採購、建立目標成本管理體系、實行風險抵押金制度等措施，實現了變動成本及可控費用均有所下降。

截至二零零一年十二月三十一日止年度，本公司管理費用為人民幣134,514,000元，較去年相比上升了7.76%，本公司管理費用上升的主要原因是由於公司在二零零一年聘請了管理諮詢公司發生的諮詢費用，除該項支出外，管理費用中的其他費用均較去年有一定幅度的下降，公司本著「從我做起，從小做起」，對辦公用品實行統一公開招標、比價採購，由此提高了採購資金的使用效率。

資金流動性及財務分析

於二零零一年十二月三十一日，本集團現金及銀行結餘為人民幣913,354,000元，較二零零零年下降了人民幣53,931,000元，下降幅度為5.6%。於二零零一年十二月三十一日，本集團短期銀行貸款為人民幣257,060,000元，較二零零零年上升了人民幣63,021,000元，本集團長期銀行貸款為零。於二零零一年十二月三十一日，本集團的資產負債率為31.74%(負債總額／資產總額 x 100%)，較去年同比的32.39%略有下降。

本集團二零零一年十二月三十一日應收賬款淨額為人民幣354,333,000元，較二零零零年下降了人民幣129,885,000元，降幅達26.8%。本集團應收賬款下降的主要原因：本年度，公司把應收賬款、存貨管理作為貫穿全年重點工作來抓，成立了專門的清欠壓庫、呆賬工作領導小組，並針對有關部門下達清欠指標，使清欠工作量化到每一個責任人，從而有效的降低了資金的佔用成本，使公司資產保持在最優狀態。

Investments

For the year ended 31 December 2001, several subsidiaries owned by the Company have mixed performance in operations, among which road machinery and building machinery businesses still achieved an uprise in growth, with RMB14,095,000 and RMB4,739,000 of profit recorded respectively, representing an increase of 19.5% and 11.5% respectively as compared with the same period last year. However, performance of First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited and Yituo (Luoyang) Harvester Co., Ltd. was unsatisfactory with a loss in 2001.

投資情況

截至二零零一年十二月三十一日止，本公司擁有的數家附屬公司經營狀況良莠不齊，其中路面機械和建築機械仍然表現出良好的增長勢頭，本年度創利分別是人民幣14,095,000元和人民幣4,739,000元，較去年同期上升了19.5%和11.5%。一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司及一拖(洛陽)收穫機械有限公司等幾家公司的經營情況不盡理想，在二零零一年為虧損。

Analysis of Assets and Financial Position of the Group

集團資產及財務狀況分析

Financial Statistics

財務比率指標

Items 項目	Basis of calculation 計算基準	As at 31 December 2001 於二零零一年 十二月三十一日	As at 31 December 2000 於二零零零年 十二月三十一日
Gearing ratio 資產負債率	Total liabilities/total assets x 100% 負債總額/資產總額 x 100%	31.74%	32.39%
Current ratio 流動比率	Current assets/current liabilities 流動資產/流動負債	2.31	2.33
Quick ratio 速動比率	Current assets - inventories/current liabilities (流動資產-存貨)/流動負債	1.69	1.72
Debt equity ratio 債權比率	Total liabilities/shareholders' equity x 100% 負債總額/股東權益 x 100%	46.49%	47.92%

Analysis of Equity and Reserves

股權及儲備分析

		As at 31 December 2001 於二零零一年 十二月三十一日 RMB'000 人民幣千元	As at 31 December 2000 於二零零零年 十二月三十一日 RMB'000 人民幣千元	Changes in amount increase/ (decrease) 變動金額 增加/(減少) RMB'000 人民幣千元
Share capital	股本	785,000	785,000	—
Share premium	股份溢價	1,378,840	1,378,840	—
Statutory common reserve	法定公積金	58,578	58,169	409
Statutory public welfare fund	法定公益金	58,578	58,169	409
Reserve fund	儲備基金	834	564	270
Enterprise expansion fund	企業發展基金	590	320	270
Capital reserve	資本儲備	—	—	—
Accumulated losses	累計虧損	174,088	54,931	119,157

Plan for Significant Investment and Acquisition of Capital Assets of the Group in Future

The Group will increase its investment in BCM, one of its subsidiaries, by USD19,500,000 in 2002.

集團未來重大投資或購入資本資金計劃

本集團在二零零二年將會對旗下的附屬公司華晨中國機械控股有限公司再追加投資19,500,000美元。

Currency Exchange Risk

Normal operating activities of the Group were mainly carried out in the PRC and most of the capital income and expenditures were made in Renminbi while few of them were made in Hong Kong dollars. The debt in foreign currency is used for the payment of overseas intermediary fees and dividends to holders of H Shares. Cash balances of the Group were usually placed in the financial institutions in the form of short-term time deposits. The banking facilities of the Group were granted in Renminbi which could be repaid out of the income received in Renminbi.

For the year ended 31 December 2001 the Company has not pledged any of its foreign currency deposits.

貨幣匯兌風險

目前本集團日常經營活動仍然在國內，大量的資金收入與資金支出以人民幣為主，有少量的資金支出以港幣為貨幣種類，其外匯債務主要是用於支付境外中介費用及向H股股東派發股息。本集團現金通常以短期存款的形式存于金融機構，銀行貸款均以人民幣幣種借入，並可以人民幣收入來償還。

截至二零零一年十二月三十一日止年度，本集團並無任何外幣存款質押情況。

Pledge of Assets

As at 31 December 2001, certain of the Group's buildings and machinery with a carrying value of approximately RMB34,881,000 were pledged to banks to secure certain short term bank loans granted to the Group.

Apart from this, certain deposits amounting to approximately RMB 23,302,000 were pledged to banks to secure general banking facilities granted by banks to the Group.

資產抵押

於二零零一年十二月三十一日，本集團以賬面值約人民幣34,881,000元之若干建築物及機器作抵押，以獲取銀行授予本集團之短期銀行貸款。

除此之外，本集團將若干存款約人民幣23,302,000元作抵押，以獲取銀行授予本集團之一般銀行信貸額度。

Number of Staff and Composition

As at 31 December 2001, there was a total of approximately 15,423 staff members, of which 9,292 were production officers, 579 were engineering technicians, 210 were financial officers and 1,504 were administrative personnel.

In 2001, the Company organised 518 training courses and a total number of 29,580 staff members joined the training which has improved their working quality.

Contingent Liabilities

Details of the contingent liabilities of the Group and the Company as at 31 December 2001 are set out in note 36 to the financial statements.

本公司員工人數及員工培訓情況

截至二零零一年十二月三十一日止，本公司共有員工人數為15,423人，其中生產人員為9,292人，工程技術人員579人，財務人員為210人，管理人員為1,504人。

本公司在二零零一年組織了518個培訓班，共有29,580人次參加了培訓，提高了公司員工的職業素質。

或然負債

本集團及本公司於二零零一年十二月三十一日之或然負債詳情載於財務報表附註36。

Executive Director

Mr. Dong Yong An, aged 45, joined the China First Tractor Group in 1982, and had been the Workshop Director, Section Chief, Deputy Factory Manager, Factory Manager, Deputy Chief Engineer, Executive Deputy General Manager and General Manager. He had also been the Vice-Chairman and General Manager of the Company. He is currently the Chairman of China First Tractor Group Company Limited and the Company. Mr. Dong is familiar with dynamic engineering and machinery design and is experienced in corporate management and production operation. He graduated from Xian Jiaotong University with bachelor degree in 1982 and holds the title of Senior Engineer.

Mr. Liu Da Gong, aged 47, joined the China First Tractor Group in 1975. Mr. Liu had been the Researcher, Supervisor and Vice-General Manager of China First Tractor Group. He is currently the Vice Chairman and General Manager of China First Tractor Group Company Limited. Mr. Liu has rich experience in personnel, human resources labour management and staff training. Mr. Liu graduated from Zheng Zhou University in 1985 and studied the postgraduate course in Henan Province Party College and majored in economic management.

Mr. Liu Wen Ying, aged 53, joined China First Tractor Group in 1975 and had been the Deputy Section Chief, Section Chief, Assistant to Department Head, Head of Accounting Division and Deputy Chief Economist. He is currently the Vice-Chairman and Deputy General Manager of China First Tractor Group Company Limited. Mr. Liu has engaged in financial and economic management and has extensive experience in corporate financial operations and organization management. Mr. Liu graduated from Henan Administrative College with postgraduate qualification in economic management. Mr. Liu holds the title of Senior Accountant.

Mr. Shao Hai Chen, aged 47, joined the China First Tractor Group in 1977 and had been the Technician, Section Chief, Deputy Factory Manager and Factory Manager of China First Tractor Group. Mr. Shao had also been the Assistant to the General Manager and Vice-General Manager of the Company. Mr. Shao is currently the General Manager of the Company. Mr. Shao is experienced in technology, production and corporate management. Mr. Shao graduated form Luoyang Institute of Technology & Science in 1982 with bachelor degree and holds the title of Senior Engineer.

Mr. Cui Qi Hong, aged 57, joined China First Tractor Group in 1967 and had been the Section Chief, Deputy Factory Manager of Sub-Plant, Deputy Department Head, Department Head, Chief Co-ordinator and Assistant to General Manager. Mr. Cui also had been the Deputy General Manager and General Manager of the Company. He is currently the Deputy General Manager of China First Tractor Group Company Limited. Mr. Cui has extensive experience in technology, management, production and operations of the Company. Mr. Cui graduated from Luoyang Industrial College in 1967 and holds the title of Senior Engineer.

執行董事

董永安先生，現年45歲。董先生於一九八二年加入中國第一拖拉機集團，歷任車間主任、科長、副廠長、廠長、副總工程師及常務副總經理、總經理，本公司副董事長、總經理。現任中國一拖集團有限公司及本公司董事長。董先生熟悉動力機械設計，在企業管理、生產經營方面具有豐富經驗。董先生一九八二年畢業於西安交通大學，獲頒學士學位，擁有高級工程師職銜。

劉大功先生，現年47歲。劉先生於一九七五年加入中國第一拖拉機集團，歷任中國第一拖拉機集團調研員、主任及副總經理。現任中國一拖集團有限公司副董事長、總經理，劉先生在人事、勞資管理和職工教育方面具有豐富經驗。劉先生一九八五年畢業於鄭州大學，後就讀於河南省委黨校經濟管理專業研究生班。

劉文英先生，現年53歲。劉先生一九七五年加入中國第一拖拉機集團，歷任副科長、科長、處長助理、副處長，計財部部長、副總經濟師，現任中國一拖集團有限公司副董事長兼副總經理。劉先生長期從事財務管理和經濟管理，對企業經濟運行及組織管理有豐富經驗。劉先生畢業於河南省行政學院經濟管理研究生班。劉先生擁有高級會計師職銜。

邵海晨先生，現年47歲。邵先生於一九七七年加入中國第一拖拉機集團，歷任中國第一拖拉機集團工藝員、科長、副廠長、廠長及本公司總經理助理、副總經理，現任本公司總經理，邵先生具備豐富的生產技術準備和企業經營管理經驗。邵先生一九八二年畢業於洛陽工學院，獲頒學士學位，擁有高級工程師職銜。

崔起鴻先生，現年57歲。崔先生一九六七年加入中國第一拖拉機集團，歷任科長、分廠副廠長、副處長、處長、總調度長、總經理助理，本公司副總經理、總經理。現任中國一拖集團有限公司副總經理。崔先生具備豐富的企業技術、管理和生產經營經驗。崔先生一九六七年畢業於洛陽工學院，擁有高級工程師職銜。

Mr. Li Teng Jiao, aged 46, was previously the Deputy Head of Product Development Department of Luoyang Tractor Research Institute. He joined China First Tractor Group in 1995 and had been the Deputy Director of Technology Centre and Deputy Chief Engineer of the Company. He is the Deputy General Manager of China First Tractor Group Company Limited. Mr. Li has extensive experience in machinery design and technology management. He graduated from Jilin Industrial University with a bachelor degree in 1982. He holds the title of Senior Engineer.

Mr. Zhang Jing, aged 46, joined China First Tractor Group in 1975. He was the Deputy Head of Collective Economic Management Office of China First Tractor Group in 1994. He is currently the Assistant to General Manager and Financial Controller of First Tractor Company Limited. Mr. Zhang has extensive experience in corporate financial management, economic and capital operations. Mr. Zhang graduated from Henan Television Broadcast University in 1985 and holds the title of Senior Accountant.

Mr. Cao Chun Guo, aged 47, joined China First Tractor Group in 1977 and had been the Deputy Section Chief, Section Chief and Assistant to Head of Sub-Plant. He had been General Manger of Yituo (Luoyang) Construction Machinery Co., Ltd. and Yituo (Luoyang) Building Machinery Co., Ltd.. Mr. Cao has extensive experience in production, operations and corporate management. He graduated from Central Party College and majored in economic management.

Mr. Liu Shuang Cheng, aged 46, joined China First Tractor Group in 1975 and had been the Committee Member and Workshop Director of China First Tractor Group. He had also been the Assistant to the Factory Manager, Deputy Factory Manager and Factory Manger of the forging plant. He is currently the Factory Manager of the Company's No.1 iron casting factory. Mr. Liu graduated from Central Party College and majored in economic management.

李騰蛟先生，現年46歲。李先生曾任機械工業部洛陽拖拉機研究所副所長，一九九五年加入中國第一拖拉機集團，歷任技術中心副主任，公司副總工程師，現任中國一拖集團有限公司副總經理。李先生在機械設計和技術管理方面擁有相當經驗。李先生於一九八二年畢業於吉林工業大學，獲頒學士學位。李先生擁有高級工程師職銜。

張晶先生，現年46歲。張先生於一九七五年加入中國第一拖拉機集團，一九九四年擔任中國第一拖拉機集團集體經濟管理處副處長，現任中國一拖集團有限公司總經理助理及本公司財務總監。張先生在公司財務管理、經濟運行、資本運作方面擁有豐富經驗。張先生一九八五年畢業於河南廣播電視大學，擁有高級會計師職銜。

曹春國先生，現年47歲。曹先生一九七七年加入中國第一拖拉機集團，歷任副科長、科長、分廠廠長助理、一拖(洛陽)工程機械有限公司總經理、一拖(洛陽)建築機械有限公司總經理。現任本公司總經理助理。曹先生在生產經營、企業管理方面擁有豐富經驗。曹先生畢業於中央黨校經濟管理專業。

劉雙成先生，現年46歲。劉先生於一九七五年加入中國第一拖拉機集團，歷任幹事、車間主任；鍛造廠廠長助理、副廠長、廠長，現任本公司第一鑄鐵廠廠長。劉先生畢業於中央黨校經濟管理專業。

Independent Non-Executive Directors

Mr. Lu Zhong Min, aged 70, a member of Audit Committee of the Company. He was the Chairman of the board of directors of China First Tractor Group (previously First Tractor Manufacturing) from 1992 to 1995. He is the Chairman of China Association of Agricultural Machinery Manufacturers and a consultant of the Regional Network of Agricultural Machinery to the United Nations. He is also a professor of Jilin University of Technology and Jiangsu Science and Technology University. Mr. Lu graduated from Harrkov Institute of Technology with bachelor degree in 1959. He holds the title of Senior Engineer.

Mr. Tao Xiang, aged 69, joined Chinese People's University in 1962 and has 30 years of experience in teaching and research in finance. He is now a professor and tutor for doctoral postgraduates of the Treasury and Finance Department of Chinese People's University. Mr. Tao has extensive experience in accounting management and international finance. Mr. Tao is the Vice-Chairman of the PRC International Economic Relations Association, a member of the Council of International Finance Association in the PRC, an academic committee member of the International Development Research Institute under the State Council's Development Research Centre, a guest professor of the Postgraduates Department of People's Bank of China (Head Office), a guest professor of the International Business College of Nanjiang University. Mr. Tao graduated from the Treasury and Finance Department of Chinese People's University with bachelor degree in finance in 1959 and obtained master degree of economics from the same university in 1962.

Mr. Chan Sau Shan, Gary, aged 48, a member of Audit Committee of the Company. He was a Director and Head of the Corporate Finance Department of China Development Finance Company (Hong Kong) Limited, a wholly-owned subsidiary of Bank of China. He is an Executive Officer of International Finance Company Limited of Bank of China. He is in charge of corporate finance, mergers and acquisitions. Mr. Chan has 22 years of experience in banking and corporate finance. Mr. Chan received master degree in business administration from the University of Windsor, Ontario, bachelor degree in arts from the University of Western Ontario and attended the Financial Management Program of Stanford University, USA.

獨立非執行董事

鹿中民先生，現年70歲,本公司審核委員會委員。鹿先生於一九九二年至一九九五年擔任中國第一拖拉機工程機械集團有限公司(原第一拖拉機製造廠)董事長，現任中國農業機械工業協會會長、聯合國亞洲地區農機網技術顧問、吉林工業大學和江蘇理工大學兼職教授。鹿先生一九五九年畢業於蘇聯哈爾科夫工學院，獲頒學士學位，擁有高級工程師職銜。

陶湘先生，現年69歲，陶先生於一九六二年任教中國人民大學，具有三十年財務教學及研究經驗，現任中國人民大學財政金融學院教授及博士研究生導師。陶先生在會計管理及國際財務方面擁有廣泛經驗。陶先生乃中國國際經濟關係學會副會長、中國國際金融學會理事、國務院發展研究中心屬下國際發展研究所學術委員會成員、中國人民銀行總行研究生部客座教授、南京大學國際商學院客座教授。陶先生於一九五九年畢業於中國人民大學財政及財務系，獲頒財務學士學位，並於一九六二年獲頒中國人民大學經濟碩士學位。

陳秀山先生，現年48歲，本公司審核委員會委員。曾任中國銀行全資擁有附屬公司中國建設財務(香港)有限公司董事及企業財務部主管，現任中銀國際金融有限公司執行總裁。負責融資、合併及收購。陳先生具有22年銀行及企業財務經驗。陳先生獲加拿大安大略省溫莎大學頒發商業管理碩士學位，並獲西安大略省大學頒發文學士學位，亦參與美國史丹福大學財務管理課程計劃。

Mr. Chen Zhi, aged 46, joined China Agriculture Mechanisation Research Institute in 1982. He had been the Deputy Head of Intelligence Department, Head and Deputy Head of Finance Management Department, Head of the China Agriculture Mechanisation Research Institute and General Manager of 北京華聯機電公司. He is currenlty the Head of the China Agriculture Mechanisation Research Institute. Mr. Chen has considerable experience in design and manufacture of agricultural machinery, science research and financial and scientific management. Mr. Chen graduated from Jilin Industrial University in 1982 with bachelor degree. He studied agricultural machinery at Milan University, Italy in 1991. He also obtained master degree of science management and engineering in June 2000. Mr. Chen holds the title of Senior Engineer with professor grade.

Mr. Hon Fong Ming, aged 35, a member of Audit Committee of the Company. He is currently the Chairman and Chief Executive Officer of 第一龍浩農業策略控股有限公司, Executive Director of Dragoncom (Asia) Asset Management Limited. Mr. Han has nearly 10-year experience in capital market management and corporate merger financing. In particular, he is experienced in assisting Chinese state-owned enterprises to be listed overseas and their cross-country operations. Mr. Hon is a non-executive director of the TCL International Holdings Limited and Chairman of Luoyang Glass Financial Company Limited.

Company Secretary

Mr. Jiang Guo Liang, aged 43, joined the China First Tractor Group in 1994. He has been appointed the Deputy Head and Head of the Technology Department of the China First Tractor Group. Mr. Jiang has considerable experience in technology management and the tractor industry. Mr. Jiang graduated from Jilin Industrial University in 1982 with a bachelor degree. He also obtained a certificate in "Strategic Management in Manufacturing" from the University of Warwick in 1994 and obtained master degree in engineering from the Jiangsu University in 2001. He holds the title of Senior Engineer.

陳志先生，現年46歲。陳先生於一九八二年加入中國農業機械化研究院，歷任中國農業機械化研究院情報所副所長、院財經管理處處長、副院長，北京華聯機電公司總經理。現任中國農業機械化科學研究院院長。陳先生在農機設計與製造、軟科學研究及經濟財務、科研管理方面具有相當經驗。陳先生一九八二年畢業於吉林工業大學，獲頒學士學位，並於一九九一年赴義大利米蘭大學進修農業機械，二零零零年六月獲管理科學與工程碩士學位。陳先生擁有教授級高級工程師職銜。

韓方明先生，現年35歲，本公司審核委員會委員。現任第一龍浩農業策略控股有限公司主席兼行政總裁、龍浩(亞洲)資產管理有限公司執行董事。韓先生在資本市場管理及企業合併融資方面有近十年的專業經驗，特別是在協助中國國企海外市場上市及跨國經營方面具有相當的理論造詣和實際操作經驗。韓先生也是TCL國際控股有限公司的非執行董事及洛陽玻璃財務有限公司的董事。

公司秘書

姜國梁先生，現年43歲。姜先生於一九九四年加入中國第一拖拉機集團，其後獲委任為中國第一拖拉機集團技術處副處長及處長。姜先生在技術管理及拖拉機行業方面有相當經驗。姜先生一九八二年畢業於吉林工業大學，獲頒學士學位，並於一九九四年參加英國華威特大學(University of Warwick)製造業戰略管理課程，並獲頒結業證書，二零零一年獲頒江蘇大學工程碩士學位。擁有高級工程師職銜。

Supervisory Committee

Mr. Liu A Nan, aged 55, joined the China First Tractor Group in 1966. He was the Deputy Section Chief, Section Chief, Deputy Department Head, Deputy Chief Accountant and Chief Accountant of the China First Tractor Group. He has considerable experience in finance and accounting. He graduated from United Correspondence University of Economic Management in 1986 majored in enterprise management in 1986 and holds the title of Senior Accountant.

Ms. Wang Ai Ying, aged 50, joined China First Tactor Group in 1971 and was Vice-chairman of Labour Union of the China First Tractor Group in 1990. She was the Chairman of the Labour Union of First Tractor Company Limited in 1999. Madam Wang has extensive experience in propaganda, education and work of the labour union. She graduated from Central Party Correspondence College in 1996, majored in economic management and holds the title of Senior Political Work Engineer.

Mr. Zhao Zhong Hai, aged 46, joined the China First Tractor Group in 1980. In 1995, he was the Head of the Supervision Department. Mr. Zhao has experience in administrative control.

Mr. Xu Wei Lin, aged 40, joined China First Tractor Group in 1982. He has been the Deputy Head and the Head of Auditing Department since 1998. He has experience in production and operation management and auditing of corporate finance. Mr. Xu graduated from Jiangsu Polytechnic University, majored in industrial management and holds the title of Economist.

Mr. Shao Jiang Xin, aged 48, joined China First Tractor Group in 1973. He had been the technician, Deputy Supervisor, Deputy Section Chief, Supervisor, Assistant to Factory Manager, Deputy Factory Manager and Factory Manager. Mr. Shao is currently the Chairman of the Labour Union and Deputy Manger of the Company's No.2 fabricating factory. Mr. Liu graduated from the postgraduate course of Henan Province Party College, majored in economic management, and holds the title of Engineer.

監事會

劉阿南先生，現年55歲。劉先生於一九六六年加入中國第一拖拉機集團，歷任中國第一拖拉機集團副科長、科長、副廠長、副總會計師及總會計師。劉先生在財務及會計方面具有多年豐富經驗。劉先生一九八六年畢業於經濟管理刊授聯合大學，主修企業管理，擁有高級會計師職銜。

王愛英女士，現年50歲，王女士於一九七一年加入中國第一拖拉機集團，一九九零年擔任中國第一拖拉機集團工會副主席，一九九九年兼任第一拖拉機股份有限公司工會主席。王女士在宣傳教育及工會工作方面具有豐富經驗。王女士一九九六年畢業於中央黨校函授學院，主修經濟管理專業，擁有高級政工師職銜。

趙中海先生，現年46歲，趙先生於一九八零年加入中國第一拖拉機集團，一九九五年擔任監察處處長。趙先生在行政監察方面具有相當經驗。

許蔚林先生，現年40歲。許先生一九八二年加入中國第一拖拉機集團，一九九八年起擔任審計處副處長、處長。許先生在生產經營管理和企業財務審計方面具備經驗。許先生畢業於江蘇理工大學，主修工業管理工程，擁有經濟師職銜。

邵建新先生，現年48歲。邵先生於一九七三年加入中國第一拖拉機集團，歷任工藝員、副主任、副科長、主任、廠長助理、副廠長、廠長，現任本公司第二裝配廠工會主席、第一副經理。邵先生畢業於河南省委黨校經濟管理專業研究生班，擁有工程師職銜。

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2001.

董事會謹此提呈本公司及本集團截至二零零一年十二月三十一日止年度之報告書及經審核財務報表。

1. Principal Activities

The principal activities of the Company comprise the production and sale of agricultural tractors. Details of the principal activities of the subsidiaries are set out in note 16 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

1. 主營業務

本公司主營業務為農業拖拉機生產及銷售。附屬公司的主營業務詳情載於財務報表附註16。年內本集團之主營業務性質並無重大改變。

2. Segment Information

An analysis of the Group's turnover and contribution to results by principal activity and geographical area for the year ended 31 December 2001 is set out in note 4 to the financial statements.

2. 分類資料

本集團截至二零零一年十二月三十一日止年度按主營業務及地區分佈劃分之營業額及業績貢獻的分析載於財務報表附註4。

3. Results and Dividends

The Group's loss for the year ended 31 December 2001 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 46 to 108.

The directors do not recommend the payment of a final dividend for the year 2001.

3. 業績及股息

本集團截至二零零一年十二月三十一日止年度之虧損及本公司與本集團於該日之財務狀況載於財務報表第46頁至第108頁。

董事會建議不派發二零零一年年度末期股息。

4. Financial Summary

4. 財務概要

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the published audited financial statements, is set out below. The amounts for 1997, 1998 and 1999 have been adjusted for the effects of the retrospective changes in accounting policy for dividend declared after the respective balance sheet dates.

本集團最近五年之業績及資產及負債概要(摘自已刊印之經審核財務報表)載列如下。一九九七年、一九九八年及一九九九年年度之數額已作出調整，以反映就各結算日後宣派股息之會計政策之追溯變更影響。

The financial summary has been prepared in accordance with the Hong Kong accounting standards.

財務概要乃按香港會計準則編制。

Consolidated results

綜合業績

		Year ended 31 December 截至十二月三十一日止年度				
		2001 二零零一年 *RMB'000* 人民幣千元	2000 二零零零年 *RMB'000* 人民幣千元	1999 一九九九年 *RMB'000* 人民幣千元	1998 一九九八年 *RMB'000* 人民幣千元	1997 一九九七年 *RMB'000* 人民幣千元
Turnover	營業額	1,863,824	1,997,314	2,865,137	2,703,563	3,087,345
Profit/(loss) before tax	除稅前溢利/(虧損)	(97,607)	(168,056)	138,009	227,444	428,777
Tax	稅項	(16,786)	(13,142)	(44,294)	(75,972)	(141,014)
Profit/(loss) before minority interests	未計少數股東權益前溢利/(虧損)	(114,393)	(181,198)	93,715	151,472	287,763
Minority interests	少數股東權益	(3,406)	24,145	(13,594)	(19,033)	(3,916)
Net profit/(loss) from ordinary activities attributable to shareholders	股東應佔日常業務溢利/(虧損)淨額	(117,799)	(157,053)	80,121	132,439	283,847

4. Financial Summary (continued)

4. 財務概要（續）

Consolidated assets and liabilities

綜合資產及負債

		As at 31 December 於十二月三十一日				
		2001 二零零一年 *RMB'000* *人民幣千元*	2000 二零零零年 *RMB'000* *人民幣千元*	1999 一九九九年 *RMB'000* *人民幣千元*	1998 一九九八年 *RMB'000* *人民幣千元*	1997 一九九七年 *RMB'000* *人民幣千元*
Total assets	總資產	3,088,579	3,292,787	3,657,209	3,540,244	3,160,491
Total liabilities	總負債	(914,200)	(1,000,726)	(1,022,644)	(959,653)	(731,974)
Minority interests	少數股東權益	(66,047)	(65,930)	(195,409)	(180,831)	(67,126)
Total	合計	2,108,332	2,226,131	2,439,156	2,399,760	2,361,391

5. Fixed Assets

5. 固定資產

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 13 to the financial statements.

本公司及本集團於本年度內固定資產之變動詳情載於財務報表附註13。

6. Share Capital

6. 股本

Details of movements in the share capital of the Company during the year are set out in note 32 to the financial statements.

本公司於本年度內股本之變動詳情載於財務報表附註32。

During the year of 2001, the Company did not issue any convertible securities, options, warrants or similar rights.

本公司於二零零一年內並無發行任何可兌換證券、購股權、認股權證或類似權利。

7. Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the People's Republic of China (the "PRC") which would oblige the Company to offer new shares on a pro rata basis to its existing shareholders.

7. 優先購買權

根據本公司之章程及中華人民共和國(「中國」)法律，並無規定本公司需對現有的股東按其持股比例給予他們優先購買新股之權利。

8. Purchase, Sale or Redemption of Listed Securities of the Company

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

8. 購買、出售或贖回公司上市股份

年內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司上市股份。

9. Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 33 to the financial statements.

9. 儲備

本公司及本集團本年度內各項儲備之變動詳情載於財務報表附註33。

10. Distributable Reserves

Details of the distributable reserves of the Company as at 31 December 2001 are set out in note 33 to the financial statements.

10. 可供分配儲備

本公司於二零零一年十二月三十一日之可供分配儲備詳情載於財務報表附註33。

11. Major Customers and Suppliers

For the year ended 31 December 2001, the five largest customers and suppliers respectively accounted for less than 30% of the total sales and purchases of the Group. Accordingly, information for the major customers and suppliers needed not be further disclosed.

11. 主要客戶及供應商

截至二零零一年十二月三十一日止年度，本集團最大的首五名客戶和供應商分別佔本集團之總銷售額及總採購額不足30%。故此，不需為主要客戶及主要供應商作出進一步披露。

12. Directors and Supervisors

The directors and supervisors of the Company during the year were as follows:

Executive directors:
Mr. Fang Gang
Mr. Chen Li Wei
Mr. Dong Yong An
Mr. Liu Wen Ying
Mr. Cui Qi Hong
Mr. Li Teng Jiao
Mr. Zhang Jing
Mr. Wang Wen Ding (resigned on 24 August 2001)
Mr. Cao Chun Guo

Independent non-executive directors:
Mr. Lu Zhong Min
Mr. Tao Xiang
Mr. Chan Sau Shan, Gary
Mr. Chen Zhi
Mr. Hon Fong Ming

Supervisors:
Mr. Liu A Nan
Mr. Zhao Zhong Hai
Mr. Xu Wei Lin
Ms. Wang Ai Ying
Mr. Yang You Liang

On 24 August 2001, the Extraordinary General Meeting of the Company approved the resignation of Mr. Wang Wen Ding as executive director of the Company.

As Mr. Yang You Liang resigned the duties of supervisor of staff representative, the Company elected Mr. Shao Jian Xin as supervisor of staff representative on 18 February 2002 in accordance with the Company's articles of association. The appointment was effective on 18 February 2002.

12. 董事及監事

於本年度內，本公司董事及監事如下：

執行董事：
方剛先生
陳立威先生
董永安先生
劉文英先生
崔起鴻先生
李騰蛟先生
張晶先生
王穩定先生（於二零零一年八月二十四日辭任）
曹春國先生

獨立非執行董事：
鹿中民先生
陶湘先生
陳秀山先生
陳志先生
韓方明先生

監事：
劉阿南先生
趙中海先生
許蔚林先生
王愛英女士
楊有亮先生

於二零零一年八月二十四日，本公司臨時股東大會批准王穩定先生辭去本公司執行董事職務。

由於楊有亮先生辭任職工代表的監事職務，於二零零二年二月十八日，本公司職工代表已根據本公司章程的規定選舉出邵建新先生為職工代表的監事。此項任期自二零零二年二月十八日起生效。

12. Directors and Supervisors (continued)

On 8 April 2002, the Extraordinary General Meeting was held by the Company to approve the resignation of Mr. Fang Gang and Mr. Chen Li Wei as executive directors of the Company, and to approve the appointment of Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng as executive directors of the Company. The appointment was effective on 8 April 2002.

12. 董事及監事（續）

本公司於二零零二年四月八日召開了臨時股東大會，批准方剛先生及陳立威先生辭去公司執行董事職務及通過委任劉大功先生、邵海晨先生及劉雙成先生為本公司之執行董事。此項委任自二零零二年四月八日起生效。

13. Directors' and Senior Management's Biographies

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 18 to 22 of the Annual Report.

13. 董事及高級管理層簡歷

本公司董事及本集團高級管理層簡歷載於本年度報告第18至第22頁。

14. Service Contracts of the Directors and the Supervisors

Mr. Fang Gang, Mr. Chen Li Wei, Mr. Dong Yong An and Mr. Zhao Zhong Hai entered into service contracts with the Company on 8 May 2000. Mr. Liu Wen Ying, Mr. Cui Qi Hong, Mr. Li Teng Jiao, Mr. Zhang Jing, Mr. Cao Chun Guo, Mr. Wang Wen Ding, Mr. Liu A Nan, Mr. Xu Wei Lin, Ms. Wang Ai Ying and Mr. Yang You Liang have entered into service contracts with the Company on 12 September 2000. Mr. Shao Jian Xin has entered into service contract with the Company on 18 Febuary 2002. Mr. Liu Da Gong, Mr. Shao Hai Chen, Mr. Liu Shuang Cheng have entered into service contracts with the Company on 8 April 2002. These service contracts are the same in all material respects, details of which are set out as below:

(i) Each service contract commences from the date of the contract to 7 May 2003;

(ii) The total annual salaries payable to each of the executive directors each year for the three years term will be RMB40,000, RMB44,000 and RMB48,400 respectively. The total annual salaries payable to each of the supervisors each year for the three years term will be RMB24,000, RMB26,400 and RMB29,040 respectively; and

14. 董事及監事服務合約

方剛先生、陳立威先生、董永安先生及趙中海先生於二零零零年五月八日與本公司訂立服務合約。劉文英先生、崔起鴻先生、李騰蛟先生、張晶先生、曹春國先生、王穩定先生、劉阿南先生、許蔚林先生、王愛英女士及楊有亮先生已於二零零零年九月十二日與本公司訂立服務合約。邵建新先生於二零零二年二月十八日與本公司訂立服務合約。劉大功先生、邵海晨先生及劉雙成先生於二零零二年四月八日與公司訂立服務合約。此等合約在所有重大方面均相同，其細節茲列如下：

(i) 每項服務合約由合約日期起至二零零三年五月七日；

(ii) 於三年之服務期內，各年應付予每位執行董事的每年薪酬總額分別為人民幣40,000元、人民幣44,000元及人民幣48,400元。而於三年之服務期內，各年應付予每位監事的薪酬總額分別為人民幣24,000元、人民幣26,400元及人民幣29,040元；及

14. Service Contracts of the Directors and the Supervisors (continued)

(iii) Furthermore, each executive director or supervisor is entitled to a bonus upon completion of each full year of service. The bonuses payable to each of the executive directors each year for the three years term will not be more than RMB20,000, RMB22,000 and RMB24,200 respectively. The bonuses payable to each of the supervisors each year for the three years term will not be more than RMB12,000, RMB13,200 and RMB14,520 respectively.

Save as aforesaid, none of the directors has any service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

15. Directors' and Supervisors' Interests in Contracts

During the year, no director or supervisor had a material interest in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party.

14. 董事及監事服務合約(續)

(iii) 此外，每名執行董事及監事在每完成一年的服務後有權收取獎金。於三年之服務期內各年應付予每位執行董事的獎金總額分別為不多於人民幣20,000元、人民幣22,000元及人民幣24,200元。而於三年之服務期內各年應付予每位監事的獎金總額分別為不多於人民幣12,000元、人民幣13,200元及人民幣14,520元。

除上述者外，各董事與本公司均無訂立限制本公司於一年內不作賠償(法定賠償除外)便不可終止之服務合約。

15. 董事及監事之合約權益

於本年度內，並無任何董事或監事於本公司、其控股公司或其任何附屬公司或同系附屬公司所訂立而對本集團業務而言屬重要的合約之中，擁有任何重大權益。

16. Contracts of Significance

On 31 May 2001, the Company and its subsidiaries have entered into five conditional Renewal Agreements and three conditional Supplementary Agreements with their controlling shareholder China First Tractor Group Company Limited (the "Holding") and its subsidiaries, to renew and amend (as the case may be) the agreements made on 6 June 1997 and 21 September 1998, respectively. According to the Renewal Agreements and the Supplementary Agreements, all relevant parties conditionally agreed to renew the term of the five Renewal Agreements from 8 May 2001 to 7 May 2004; and to amend the term of the three Supplementary Agreements by extending it from 7 May 2002 and 8 October 2002, respectively, to expire on 7 May 2004. The eight agreements which constitute connected transactions in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") are set out below:

1. The Renewal Agreement of the Composite Services Agreement entered into between the Holding and the Company on 31 May 2001;

2. The Renewal Agreement of the Import and Export Agency Agreement entered into between Yituo International Economic and Trade Company Limited, a wholly-owned subsidiary of the Holding, and the Company on 31 May 2001;

3. The Renewal Agreement of the Materials Supply Agreement entered into between the Holding and the Company on 31 May 2001;

4. The Renewal Agreement of the Materials Supply Agreement entered into between Holding and Yituo (Luoyang) Construction Machinery Co., Ltd., ("YCMC") a subsidiary of the Company, on 31 May 2001;

5. The Renewal Agreement of the Composite Services Agreement entered into between the Holding and YCMC on 31 May 2001;

16. 重大合約

本公司及其附屬公司於二零零一年五月三十一日與其控股股東中國一拖集團有限公司(「控股公司」)及其附屬公司訂立五份有條件之更新協議及三份有條件之補充協議，以更新及修訂(視情況而定)分別於一九九七年六月六日及一九九八年九月二十一日簽訂之協議。根據該等更新協議及補充協議，所有有關方面有條件地同意將五份更新協議的期限更新，由二零零一年五月八日至二零零四年五月七日，及三份補充協議的有效期限由二零零二年五月七日及二零零二年十月八日修訂至二零零四年五月七日。根據香港聯合交易所有限公司上市規則(「上市規則」)構成關連交易之八份協議書列載如下：

1. 控股公司與本公司於二零零一年五月三十一日簽訂之綜合服務協議之更新協議；

2. 本公司與控股公司之全資附屬公司一拖國際經濟貿易有限公司於二零零一年五月三十一日簽訂之進出口代理協議之更新協議；

3. 控股公司與本公司於二零零一年五月三十一日簽訂之供貨協議之更新協議；

4. 控股公司與本公司之附屬公司一拖(洛陽)工程機械有限公司(「工程機械」)於二零零一年五月三十一日簽訂之供貨協議之更新協議；

5. 控股公司與工程機械於二零零一年五月三十一日簽訂之綜合服務協議之更新協議；

16. Contracts of Significance (continued)

6. The Supplementary Agreement of the Projects Construction and Installation Contracting Agreement entered into between the Holding and the Company on 31 May 2001;

7. The Supplementary Agreement of the Energy Supply Services Agreement entered into between the Holding and the Company on 31 May 2001;

8. The Supplementary Agreement of the Composite Services Agreement entered into between the Holding and Yituo (Luoyang) Building Machinery Co., Ltd. ("YBMC"), a subsidiary of the Company, on 31 May 2001.

Due to the ongoing nature of these connected transactions, the transactions stated in the above agreements are collectively known as the "Ongoing Connected Transactions".

On 24 August 2001, the extraordinary general meeting of the Company approved the agreements of the Ongoing Connected Transactions. The Company has applied on 16 July 2001 to The Stock Exchange of Hong Kong Limited for the grant of and has been granted on 14 September 2001 a waiver from compliance with the relevant ongoing disclosure requirements of the Listing Rules in respect of the Ongoing Connected Transactions.

Save as disclosed above, none of the Company or any of its subsidiaries has entered into any contract of significance with the controlling shareholder at any time during the year ended 31 December 2001.

16. 重大合約(續)

6. 控股公司與本公司於二零零一年五月三十一日簽訂之建築安裝工程委託協議之補充協議；

7. 控股公司與本公司於二零零一年五月三十一日簽訂之關於提供動能的協議之補充協議；

8. 控股公司與本公司之附屬公司一拖(洛陽)建築機械有限公司(「建築機械」)於二零零一年五月三十一日簽訂之綜合服務協議之補充協議。

由於該等關連交易屬持續性質，因此上述協議中所述之交易統稱為「持續關連交易」。

於二零零一年八月二十四日，本公司之臨時股東大會已批准上述之持續關連交易協議。本公司已於二零零一年七月十六日向香港聯合交易所有限公司申請授出及已於二零零一年九月十四日獲得豁免遵照上市規則就該等持續關連交易作出持續披露之要求。

除上述持續關連交易協議外，本公司或其任何附屬公司概沒有於截至二零零一年十二月三十一日止年度的任何時間內與控股股東訂立任何重大合約。

17. Substantial Shareholders

As at 31 December 2001, the following interests of 10% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Chapter 396 of the laws of Hong Kong ("SDI Ordinance"):

17. 主要股東

於二零零一年十二月三十一日，根據本公司按香港法例第396章證券(披露權益)條例(「披露權益條例」)第16(1)條所規定而存置之權益登記冊所記錄，擁有本公司已發行股本10%或以上之股東如下：

Shareholders 股東	Class 類別	Number of shares ('000 shares) 股份(千股)	Percentage of total shares (%) 佔總股本比例
China First Tractor Group Company Limited 中國一拖集團有限公司	State-owned legal person shares 國有法人股	450,000	57.32
The HKSCC Nominees Limited 香港中央結算(代理人)有限公司	H shares H股	329,456	41.97

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

除上述披露者外，概無人士於本公司之股本中擁有須根據披露權益條例第16(1)條予以記錄之權益。

18. Directors' and Supervisors' Interests in Shares

As at 31 December 2001, none of the directors or supervisors of the Company held any shares in the Company. None of the directors or supervisors had interest in the share capital in, or debentures of, the Company or any of its associated companies (as defined in the SDI Ordinance). The Company did not grant to any directors and supervisors or their respective spouse or children under 18 years of age any right to subscribe for securities in, or debenture of, the Company and none of the above persons exercised any of such right.

18. 董事及監事之股份權益

於二零零一年十二月三十一日，本公司各位董事及監事均無持有本公司任何股份。各董事及監事並沒有擁有本公司或其任何聯營公司(定義見披露權益條例)之股本或債券權益；各董事、監事及其配偶及其十八歲以下子女概無獲本公司授予可認購本公司之股本或債券的權利，亦沒有出現任何該等人士行使任何該等權利的情況。

19. Connected Transactions

The Group's connected transactions as defined in the Listing Rules are set out in note 39 to the financial statements.

Save for such transactions, the Company also has the following connected transactions:

(i) the Company has granted a loan of RMB2 million to a 70% owned subsidiary, Guizhou Zhenning Biological Industrial Co., Ltd. during the year. Such balance was granted in the form of designated deposit through a bank in the PRC.

(ii) On 21 November 2001, Brilliance China Machinery Holdings Limited ("BCM"), a subsidiary of the Company, entered into an acquisition agreement with Hong Kong Shuntat Technological Industrial Company (an independent third party), for the acquisition of the 25% shareholding of Yituo (Luoyang) Diesel Company Ltd. ("YLDC") from Hong Kong Shuntat Technological Industrial Company for a cash consideration of USD1.5 million. YLDC is a Sino-foreign equity joint venture company incorporated in the PRC with registered capital of USD 6 million, of which the Holding held a 75% equity interest.

(iii) On 1 December 2001, the Holding and YCMC entered into an "Asset Leasing Agreement" in supplement of the "Equipment Leasing Agreement" and the "Building Leasing Agreement" executed by them on 6 June 1997 wherein the building rental and the equipment rental for the period from 1 January 2001 to 31 December 2001 are RMB2,143,157 and RMB2,115,236, respectively, amounting to an aggregate of RMB4,258,393. The other terms pursuant to the "Equipment Leasing Agreement" and the "Building Leasing Agreement" remain unchanged.

19. 關連交易

本集團的關連交易(其定義見上市規則)載列於財務報表附註39。

除該等交易外，本公司亦有進行下列關連交易：

(i) 年內，本公司向其擁有70%權益之附屬公司貴州鎮寧生物工業有限公司授出為數人民幣2,000,000元之貸款。該貸款是以中國一家銀行之委託存款之方式授出。

(ii) 於二零零一年十一月二十一日，本公司附屬公司華晨中國機械控股有限公司(「華晨機械」)與香港迅達科技實業公司(獨立第三方)訂立收購協議，以現金代價1,500,000美元向香港迅達科技實業公司購入一拖(洛陽)柴油機有限公司(「一拖柴油機」)25%之股權。一拖柴油機為於中國註冊成立之中外合資經營公司，其註冊資本為6,000,000美元，而其75%股權由控股公司持有。

(iii) 於二零零一年十二月一日，控股公司與工程機械簽訂《資產租賃協議》以補充雙方於一九九七年六月六日簽訂的《設備租賃協議》和《房屋租賃協議》。雙方協定二零零一年一月一日至二零零一年十二月三十一日的房屋租金和設備租金分別為人民幣2,143,157元及人民幣2,115,236元，合計人民幣4,258,393元。上述《設備租賃協議》和《房屋租賃協議》的其他原條款維持不變。

19. Connected Transactions (continued)

(iv) On 1 December 2001, the Holding and YBMC entered into an "Asset Leasing Agreement" in supplement of the "Equipment Leasing Agreement" executed by them on 21 September 1998 wherein the building rental and the equipment rental for the period from 1 January 2001 to 31 December 2001 are RMB145,663 and RMB396,592, respectively, amounting to an aggregate of RMB542,255. The other terms pursuant to the "Equipment Leasing Agreement" remain unchanged.

(v) On 25 August 2001, China Yituo Group Finance Limited Company and YBMC entered into an agreement to increase the registered capital of China First Tractor Group Finance Limited Company wherein YBMC had invested an additional capital of RMB10,000,000 to China First Tractor Group Finance Limited Company on 30 August 2001.

After reviewing the current year's connected transactions, the independent non-executive directors of the Company confirm that:

(i) the transactions were carried out in the normal and usual course of business of the Group;

(ii) the transactions were carried out either (a) on normal commercial terms (as compared with transactions of similar nature carried out by similar entities in the PRC) or (b) (if no similar condition to be compared with) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) the transactions were carried out (a) in accordance with the terms of agreement governing such transactions or (b) if no relevant agreement, on terms no less favourable than terms available to the third parties.

19. 關連交易(續)

(iv) 於二零零一年十二月一日，控股公司與建築機械簽訂《資產租賃協議》以補充雙方於一九九八年九月二十一日簽訂的《設備租賃協議》。雙方協定二零零一年一月一日至二零零一年十二月三十一日的房屋租金和設備租金分別為人民幣145,663元及人民幣396,592元，合計人民幣542,255元。上述《設備租賃協議》的其他原條款維持不變。

(v) 於二零零一年八月二十五日，中國一拖集團財務有限責任公司與建築機械簽訂《投資入股協議》，於二零零一年八月三十日，一拖(洛陽)建築機械有限公司同意對中國一拖集團財務有限責任公司增加人民幣一千萬元的投資資本。

經過審閱本年度之關連交易後，本公司獨立非執行董事作出確認如下：

(i) 本集團是在正常及一般業務情況下達成各項交易；

(ii) 交易(a)以正常商業條款(與中國境內類似實體所作的類似性質交易比較)或(b)(倘無類似情況可供比較)按對本公司股東而言屬公平合理的條款達成；及

(iii) 交易(a)乃根據規限該等交易的有關協議條款或(b)倘無有關協議，則按相對獨立第三者等同或更佳條件進行。

20. Application of the Proceeds from the H Shares Issue

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares (the "Shares") under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited on 23 June 1997 and two subsequent partial exercises of over-allotment option.

The proceeds from the H Shares issue were used in accordance with the Prospectus as follows:

- as to approximately RMB87,900,000 for payment of new issue expenses;
- as to approximately RMB281,395,000 for the acquisition of shares in BCM, Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. ("YLHC") and YCMC;
- as to approximately RMB323,920,000 for the acquisition of fixed assets and additional construction in progress (for production lines of 100-120 horse-power wheeled tractors and 100-120 horse-power crawler tractors and large pressure die-casting lines and other technological improvement projects);
- as to approximately RMB305,900,000 for the repayment of bank loans and approximately RMB102,000,000 for the repayment of a debt owing to Holding; and
- as to the balance for the Company's additional general working capital.

20. H股募集資金使用情況

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司上市的H股連隨後兩次行使部分超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元（約港幣1,507,500,000元）。

本公司發行H股募集所得資金按招股書運用如下：

* 約人民幣87,900,000元用於支付新股發行費用；
* 約人民幣281,395,000元用於收購華晨機械、上海強農（集團）股份有限公司、一拖寧波中策拖拉機汽車有限公司及投資一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司、一拖（洛陽）收穫機械有限公司（「洛陽收穫機」）及工程機械；
* 約人民幣323,920,000元用於購買固定資產和增置在建工程（用於100-120馬力輪式拖拉機項目、100-120馬力履帶拖拉機及大型鑄鐵件靜壓造型生產線及其它技改技措項目）；
* 約人民幣305,900,000元用於償還銀行貸款和約人民幣102,000,000元用於償還應欠控股公司的款項；及
* 其餘用作補充本公司的營運資金。

21. Directors' and Supervisors' Interests in Competing Business

During the year and up to the date of this report, none of the directors or supervisors of the Company are considered to have interests in a business which competes or is likely to compete, either directly or indirectly, with the businesses of the Group, as defined in the Listing Rules.

21. 董事及監事於競爭性業務之權益

於年內及截至本報告日期，本公司並無董事或監事被視為在直接或間接與本集團業務有競爭或可能有競爭之業務(定義見上市規則)中擁有權益。

22. Staff Quarter

As all staff quarters have been retained by the Holding, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the Holding).

22. 員工宿舍

由於所有員工宿舍均由控股公司保留，所以，本公司現在並無任何員工宿舍可售予其雇員。根據現行安排，本公司雇員自行負責購買員工宿舍(包括控股公司所保留之宿舍)的費用。

23. Housing Policy

Regarding the allocation of housing subsidies policy promulgated by the State, the Company has not yet received the details of the implementation rules and the policy still cannot be implemented. The Company currently does not have any plans or intention regarding the implementation of housing subsidies allocation policy. As such, the Company believes that the policy did not have any significant impact on the financial statements of the Company for the year 2001.

23. 住房政策

關於國家頒佈有關住房貨幣分配政策，本公司目前尚未收到有關具體操作細則，目前無法操作，本公司亦未有任何關於執行住房貨幣分配政策的計劃或意向。故本公司認為該政策對本公司二零零一年度財務報表不會構成任何重大影響。

24. Designated Deposit and Deposit Due

The Company had no deposits with any non-banking financial institutions. In June 2001 and September 2001, the Company granted loans of RMB100 million and RMB2 million to its two subsidiaries, namely, YBMC and Guizhou Zhenning Biological Industrial Co., Ltd., respectively. The loans were granted in the form of designated deposits in certain commercial banks in the PRC. Save as aforesaid, the Company had no other designated deposits. All of the Company's cash deposits are placed with commercial banks in the PRC and are in compliance with the relevant laws and regulations. The Company has not experienced any incidence of not being able to withdraw bank deposit when due.

24. 委託存款及到期存款

本公司並無任何存款存放在非銀行金融機構。於二零零一年六月及二零零一年九月，本公司向其兩間附屬公司，建築機械及貴州鎮寧生物工業有限公司分別授出人民幣100,000,000元及人民幣2,000,000元之貸款。貸款是以委託存款存放在中國若干商業銀行之方式授出。除上述者外，本公司並無其他委託存款。本公司之所有現金存款均存放在中國之商業銀行，並符合適用之法規及規則。本公司並未遇到銀行存款到期後而未能提取的情況。

25. Policies on Unified Income Tax

The corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

25. 統一所得稅制度

本公司所得稅是以應課稅溢利的33%稅率計算。

26. Land Use Rights

Under the land leasing agreement entered into between the Company and the Holding on 4 June 1997, the Company is entitled to the right of use of land for 50 years from the effective date of the agreement. Furthermore, the Company possesses the ownership certificates of the buildings.

26. 土地使用權

本公司根據一九九七年六月四日與控股公司所訂立之土地租賃協議享有從協議生效日起五十年的土地使用權，本公司亦擁有房屋的所有權證書。

27. Important Events

1. On 12 January 2001, subject to the approval of the Board of Directors, the Company further invested USD19,500,000 into its subsidiary BCM. The investment is classified as overseas investment and relevant approval procedures are proceeding now.

2. On 22 May 2001, the Company has further invested RMB15,695,000 in its subsidiary YLHC. The Company's percentage of shareholdings in YLHC has increased from 90% to 93.4%.

3. On 21 November 2001, BCM, a subsidiary of the Company, entered into an acquisition agreement with Shuntat Technology Industrial Company for the acquisition of the 25% shareholdings of Yituo (Luoyang) Diesel Engine Company Limited ("YLDC") at a consideration of USD1,500,000 (equivalent to approximately HK$11,700,000). YLDC is engaged in the design, manufacture and sale of diesel engine and its ancillary products.

4. On 5 December 2001, the Company signed a Letter of Intent on Cooperation with Vatral do Brasil S.A., a subsidiary of 芬蘭維創公司, pursuant to which both parties would cooperate to produce and sell big and medium power wheeled tractors. At present, the cooperation is in good progress and both parties will explore further cooperating opportunities.

27. 重要事項

1. 二零零一年一月十二日，本公司董事會通過決議，向本公司之附屬公司華晨機械追加投資1,950萬美元。該投資屬向境外投資，有關審批手續正在辦理之中。

2. 二零零一年五月二十二日，本公司向本公司之附屬公司洛陽收穫機追加投資人民幣15,695,000元。本公司於洛陽收穫機的股權比例自90%增加至93.4%。

3. 二零零一年十一月二十一日，本公司之附屬公司華晨機械與迅達科技實業公司訂立一項收購協議，以代價1,500,000美元（約等於港幣11,700,000元）收購一拖（洛陽）柴油機有限公司（「一拖柴油機」）25%的權益。一拖柴油機從事設計、生產和銷售柴油機及其零配件。

4. 二零零一年十二月五日，本公司與芬蘭維創公司的附屬公司Vatral do Brasil S.A.簽訂合作意向書，在本公司合作生產和銷售大中功率輪式拖拉機。目前雙方合作正在順利推進和實施中，雙方並將共同探討進一步的深入合作。

27. Important Events (continued)

5. On 18 February 2002, in a meeting held by the board of Directors of the Company, Mr. Dong Yong An was elected as the Chairman of the Company to replace Mr. Fang Gang who resigned from the position of the Chairman and Executive Director. Besides, Mr. Chen Li Wei also resigned from the position of Vice Chairman and Executive Director. The meeting also approved the resignation of Mr. Cui Qi Hong from General Manager of the Company. In the meeting, Mr. Shao Hai Chen was appointed as General Manager of the Company; Mr. Yang You Liang and Mr. Guo Zhi Qiang were appointed as the Deputy General Manager of the Company. On the same day, the staff representative of the Company elected Mr. Shao Jian Xin as Supervisor of staff representative in accordance with the Company's articles of association so as to replace Mr. Yang You Liang who resigned from the position of Supervisor of staff representative.

6. On 8 April 2002, the extraordinary general meeting held by the Company approved the resignation of Mr. Fang Gang and Mr. Chen Li Wei as directors of the Company. Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng were elected as the newly appointed directors of the Company.

27. 重要事項(續)

5. 二零零二年二月十八日，本公司董事會召開會議，選舉董永安先生為本公司董事長以代替辭任本公司董事長及執行董事的方剛先生；陳立威先生也辭任本公司副董事長及執行董事之職務。會議同時批准崔起鴻先生辭去本公司總經理職務，並委任邵海晨先生為本公司總經理，楊有亮先生、郭志強先生為本公司副總經理。本公司職工代表於同日根據本公司章程的規定選舉邵建新先生為代表職工的監事以代替辭任代表職工監事的楊有亮先生。

6. 二零零二年四月八日，本公司召開臨時股東大會批准方剛先生、陳立威先生辭去本公司董事職務及選舉劉大功先生、邵海晨先生及劉雙成先生為本公司新任董事。

28. Post Balance Sheet Event

Details of the significant post balance sheet event of the Group is set out in note 40 to the financial statements.

28. 結算日後事項

本集團之重大結算日後事項詳情載於財務報表附註40。

29. Code of Best Practice

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, throughout the accounting period covered by the annual report.

29. 最佳應用守則

董事會認為本公司於年報所涵蓋之整個會計期間內已遵守上市規則附錄14之最佳應用守則的要求。

30. Material Litigation

During the period of this report, none of the Company, the Directors, Supervisors nor senior officers of the Company had engaged in any material litigation or arbitration.

30. 重大訴訟

於報告期內，本公司、本公司董事、監事、高級管理人員並無牽涉重大訴訟或仲裁事項。

31. Audit Committee

The Company has an audit committee which was established in accordance with the requirements of the Code, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors of the Company.

31. 審核委員會

本公司已根據該守則的要求成立了審核委員會，以履行檢討及監察本集團的財務匯報程式及內部監控的職責。審核委員會由本公司的三位獨立非執行董事組成。

32. Auditors

Ernst & Young retired and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

32. 核數師

安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議將於應屆股東週年大會上提呈。

By order of the Board of Directors
Dong Yong An
Chairman

Luoyang, the PRC
26 April 2002

承董事會命
董永安
董事長

中國・洛陽
二零零二年四月二十六日

I herein report that the Supervisory Committee of the Company has executed the function of monitoring and protected the legal interests of the shareholders and the Company in accordance with the duties stipulated in the Company Law of the PRC and the Articles of Association of the Company during the year ended 31 December 2001.

本人呈報本公司截至二零零一年十二月三十一日止年度內依照《中華人民共和國公司法》及《公司章程》賦予的職權，履行監督職能，維護股東和本公司的合法權益之工作。

1. To exercise the functions of monitoring the directors, general manager and other senior officers. In 2001, there was no report or discovery of the violation of the Articles of Association, the laws and regulations and actions that infringed upon the interests of the Company by the directors, general manager and other senior officers of the Company in the opinion of the Supervisory Committee, they could carry out their duties honestly, comply with the laws and protect the interests of all the shareholders.

   During the year, the Company had no material litigation nor did the Supervisory Committee have any negotiation with the Directors or bring any action against them on behalf of the Company.

2. To review the operation and financial position of the Company. The Supervisory Committee considers that the financial statements of the Company for the year 2001 which has been audited by an international accounting firm reflects a true and fair view of the operating results and assets of the Company in such year.

3. To check the financial statements and the proposal of profit distribution, which were proposed to the general meeting by the Directors. The Supervisory Committee considers that the above statements and the proposal have complied with the provisions of relevant laws and regulations and the Articles of Association.

4. In accordance with the Articles of Association of the Company, the Supervisors attended the Directors' meetings and monitored the matters resolved by the Board of Directors.

1. 履行對董事、總經理及其它高級管理人員的監督職能。在二零零一年度，未接到舉報或發現本公司現任董事、總經理及其它高級管理人員有違反《公司章程》、法律、法規以及損害本公司利益的行為。監事會認為他們能夠忠於職守，遵章守法，維護全體股東利益。

   本年度本公司未發生重大訴訟事項而監事會亦沒有代表本公司向董事交涉或對董事起訴。

2. 檢查本公司的經營及財務狀況。監事會認為，經國際會計師事務所審核後的二零零一年度本公司財務報告，真實公允地反映了本公司該年度經營業績和資產狀況。

3. 核對董事會提交給股東大會的財務報告及利潤分配方案之建議。監事會認為，上述報告和方案符合有關法律、法規和《公司章程》的規定。

4. 依照《公司章程》，監事會列席了董事會會議，對董事會討論決定的事項進行了監督。

By order of the Supervisory Committee
Liu A Nan
Chairman of the Supervisory Committee

Luoyang, the PRC
26 April 2002

承監事會命
劉阿南
監事會主席

中國・洛陽
二零零二年四月二十六日

NOTICE IS HEREBY GIVEN THAT the 2001 Annual General Meeting ("AGM") of First Tractor Company Limited ("the Company") will be held at No.154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China ("PRC") on Friday, 14 June 2002 at 9:00 a.m. for the purpose of passing the resolutions as listed below:

茲通告第一拖拉機股份有限公司(「本公司」)謹訂於二零零二年六月十四日(星期五)上午九時正假座中華人民共和國(「中國」)河南省洛陽市建設路154號舉行二零零一年年度股東週年大會(「股東大會」)。藉以通過以下事項：

1. As ordinary resolutions:

 1. To consider and approve the Report of the Board of Directors of the Company for the year 2001;
 2. To consider and approve the Report of the Supervisory Committee for the year 2001;
 3. To consider and approve the audited financial report for the year 2001;
 4. To consider and approve the dividend distribution proposal for the year ended 31 December 2001;
 5. To consider and approve the re-appointment of Ernst & Young as auditors of the Company for the year ending 31 December 2002 and to authorise the Board of Directors of the Company to determine the terms for such appointment;
 6. To consider and approve the remuneration proposals for the directors and supervisors of the Company ;
 7. To consider and approve the resignation of Mr. Hon Fong Ming as the independent non-executive director of the Company; and
 8. To consider any other business.

一. 以普通決議案通過的事項：

 1. 審議並批准本公司二零零一年年度本公司董事會工作報告；
 2. 審議並批准本公司二零零一年年度監事會工作報告；
 3. 審議並批准本公司二零零一年年度經審計財務報告；
 4. 審議並批准本公司截至二零零一年十二月三十一日止年度股息分配議案；
 5. 審議並批准續聘安永會計師事務所出任本公司截至二零零二年十二月三十一日止年度境外核數師並授權本公司董事會決定其委任的條款；
 6. 審議並批准本公司董事、監事酬金事項；
 7. 審議並批准韓方明先生辭去本公司獨立非執行董事職務；及
 8. 其他事項。

2. As special resolutions:

二. 以特別決議案通過的事項：

1. Subject to the stipulations of Article 12 of the "Company Law of the People's Republic of China", to authorise the Board of Directors of the Company to determine any investment plan or proposal in respect of other limited companies, joint stock limited companies or other economic entities or projects, including but not limited to decisions on projects of investment, the companies or other economic entities to be invested, the amount, the method (including by way of issuance of the domestic invested shares or overseas listed foreign invested shares) and the time of investment and the execution of the relevant agreements and other documents; and

1. 授權本公司董事會有權決定在《中華人民共和國公司法》第十二條規定的限額內，對其他有限責任公司或股份有限公司或其他經濟組織或項目的任何投資計劃或方案，包括但不限於決定投資方案、所投資的公司或其他經濟組織、具體金額、投資方式(包括以發行內資股或境外上市外資股等方式)和時間及簽署有關合約及其它文件等；及

2. To authorise the Board of Directors of the Company to declare an interim dividend to the shareholders of the Company for the half year ended 30 June 2002.

2. 授權本公司董事會向本公司股東分派截至二零零二年六月三十日止中期股息。

By order of the Board
Zhang Guo Long
Acting Company Secretary

承董事會命
張國龍
代公司秘書

Luoyang, the PRC
26 April 2002

中國・洛陽
二零零二年四月二十六日

Notes:

附註：

1. The register of members of the Company's shares will be temporarily closed from 15 May 2002 to 14 June 2002 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of shareholders for attending the AGM. The last lodgement for share transfer should be made on 14 May 2002 at Hong Kong Registrars Limited by or before 4:00 p.m. The Company's shareholders or their proxies being registered before the close of business on 14 May 2002 are entitled to attend the general meeting by presenting their identity documents. The address of H share registrar of the Company, Hong Kong Registrars Limited is 2/F., Vicwood Plaza, No. 199 Des Voeux Road Central, Central, Hong Kong.

一. 本公司將於二零零二年五月十五日至二零零二年六月十四日(首尾兩天包括在內)暫停辦理股份過戶登記手續，以確定有權出席股東大會的股東名單，股份過戶表格最遲須於二零零二年五月十四日下午四時或之前交回香港證券登記有限公司。凡於二零零二年五月十四日營業日結束前登記在冊的本公司股東或其代理人，均有權憑身份證明文件出席股東大會。本公司H股股份過戶登記處地址為：香港證券登記有限公司，地址：香港中環德輔道中199號維德廣場二樓。

2. Each shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.

二. 凡有權出席股東大會並有權表決的股東均有權委任一位或數位人士(不論該人士是否股東)作為其股東代理人，代其出席股東大會並行使其表決權。如一名股東委任超過一名股東代理人，其股東代理人只能以投票方式行使其表決權。

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.

4. Shareholders or proxies who intend to attend the AGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 24 May 2002.

5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The AGM is expected to last for less than one day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.

7. The Company's registered address:

No. 154, Jianshe Road, Luoyang, Henan Province, the PRC
Postal code: 471004
Telephone: 86-379-4967038
Facsimile: 86-379-4967438
E-mail address: msc0038@public2.lyptt.ha.cn

三. 股東委託他人出席股東大會及行使其表決權須以書面形式委任(委任表格附後)。此等委任表格可由委託人簽署，也可由委託人的授權人簽署。如果該委託表格由委託人的授權人簽署，則委託人授權其簽署的授權書或其他有效授權文件需要經過公證。經過公證的授權書或其他有效之授權文件及代表委任表格，須在股東大會舉行開始時間24小時前，交回本公司上述之法定地址，方為有效。

四. 擬出席本屆股東大會的股東應於二零零二年五月二十四日(星期五)或以前將擬出席會議的書面確認回復送達本公司。回復可採用來人、來函或傳真等方式送達。

五. 股東或其股東代理人須於出席股東大會時出示本人身份證件，如由股東代理人出席，則代理人還須攜帶其代理人委任表格。

六. 本屆股東大會會期預計不超過一天，往返及住宿費用由出席股東大會之股東及其代理人自行負責。

七. 本公司註冊地址為：

中國河南省洛陽市建設路154號
本公司郵政編號：471004
聯繫電話：86-379-4967038
傳真：86-379-4967438
電子郵箱：msc0038@public2.lyptt.ha.cn

ERNST & YOUNG
安永會計師事務所

To the members
First Tractor Company Limited
(Incorporated in the People's Republic of China with limited liability)

致：全體股東
第一拖拉機股份有限公司
(在中華人民共和國註冊之有限責任公司)

We have audited the financial statements on pages 46 to 108 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師(以下簡稱「我們」)已完成審核載於第46頁至第108頁按照一般香港公認之會計原則編製的財務報表。

Respective responsibilities of directors and auditors

董事及核數師各自的責任

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

貴公司董事的責任是編製真實而公允的財務報表。在編製真實而公允的財務報表時，董事必須貫徹採用合適之會計政策。我們的責任是根據審核工作之結果，對該等財務報表作出獨立意見，並將此意見向股東作出報告。

Basis of opinion

意見的基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作出的重大評估及判斷，所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，及有否貫徹執行並足夠地披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

在策劃及進行審核工作時，均以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，及就該等財務報表是否存有重要之錯誤陳述，作出合理的確定。在表達意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理的基礎。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong, 26 April 2002

意見

我們認為，上述的財務報表均真實與公允地反映 貴公司及 貴集團於二零零一年十二月三十一日的財務狀況及 貴集團截至該日止年度的虧損及現金流量，並已按照香港公司條例之披露規定適當編製。

安永會計師事務所
執業會計師
香港，二零零二年四月二十六日

Consolidated Profit and Loss Account 綜合損益表

Year ended 31 December 2001
截至二零零一年十二月三十一日止年度

		Notes 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
TURNOVER	營業額	5	1,863,824	1,997,314
Cost of sales	銷售成本		(1,625,739)	(1,738,817)
Gross profit	毛利		238,085	258,497
Other revenue and gains	其他收入及收益	5	99,697	64,993
Selling expenses	銷售費用		(89,516)	(109,255)
Administrative expenses	管理費用		(216,242)	(195,494)
Other operating expenses	其他經營費用		(95,505)	(138,628)
LOSS FROM OPERATING ACTIVITIES	經營業務虧損	6	(63,481)	(119,887)
Finance costs	財務費用	7	(20,168)	(19,627)
Share of profits less losses of :	應佔溢利扣除虧損：			
Jointly-controlled entity	聯合控制企業		830	861
Associates	聯營公司		(14,788)	(29,403)
LOSS BEFORE TAX	除稅前虧損		(97,607)	(168,056)
Tax	稅項	10	(16,786)	(13,142)
LOSS BEFORE MINORITY INTERESTS	未計少數股東權益前虧損		(114,393)	(181,198)
Minority interests	少數股東權益		(3,406)	24,145
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	股東應佔日常業務虧損淨額	11	(117,799)	(157,053)
LOSS PER SHARE - Basic	每股虧損－基本	12	15.01 cents	20.01 cents

Consolidated Statement of Recognised Gains and Losses 綜合確認損益表

Year ended 31 December 2001

截至二零零一年十二月三十一日止年度

		Note 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Net loss from ordinary activities attributable to shareholders	股東應佔日常業務虧損淨額		(117,799)	(157,053)
Total recognised gains and losses	確認收益及虧損總額		(117,799)	(157,053)
Goodwill eliminated directly against consolidated reserves	直接與綜合儲備抵銷之商譽	33	—	(14,269)
			(117,799)	(171,322)

Consolidated Balance Sheet 綜合資產負債表

31 December 2001

二零零一年十二月三十一日

		Notes 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
NON-CURRENT ASSETS	非流動資產			
Fixed assets	固定資產	13	801,858	870,381
Construction in progress	在建工程	14	59,032	63,468
Interest in a jointly-controlled entity	聯合控制企業權益	17	29,388	28,688
Interests in associates	聯營公司權益	18	—	14,788
Long term investments	長期投資	19	91,608	48,608
			981,886	1,025,933
CURRENT ASSETS	流動資產			
Inventories	存貨	20	559,455	599,038
Trade and bills receivables	應收賬款及應收票據	21	423,589	487,419
Other receivables	其他應收款	22	128,031	103,472
Short term investments	短期投資	25	82,264	109,640
Pledged deposits	已抵押存款	26	23,302	—
Cash and cash equivalents	現金及現金等價物	26	890,052	967,285
			2,106,693	2,266,854
CURRENT LIABILITIES	流動負債			
Trade and bills payables	應付賬款及應付票據	27	373,254	403,325
Tax payable	應交稅金		2,533	11,007
Other payables and accruals	其他應付款及應計負債	28	280,119	363,863
Interest-bearing bank and other loans	附帶利息之銀行和其他貸款	30	257,060	194,039
			912,966	972,234
NET CURRENT ASSETS	淨流動資產		1,193,727	1,294,620
TOTAL ASSETS LESS CURRENT LIABILITIES	資產總額減流動負債		2,175,613	2,320,553
NON-CURRENT LIABILITIES	非流動負債			
Interest-bearing bank loans	附帶利息之銀行貸款	30	—	24,790
Deferred tax	遞延稅項	31	1,234	3,702
			1,234	28,492
MINORITY INTERESTS	少數股東權益		66,047	65,930
			2,108,332	2,226,131
CAPITAL AND RESERVES	股本及儲備			
Issued capital	已發行股本	32	785,000	785,000
Reserves	儲備	33	1,323,332	1,441,131
			2,108,332	2,226,131

Dong Yong An 董永安
Director董事

Shao Hai Chen 邵海晨
Director董事

		Notes 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	經營業務之淨現金流入／(流出)	34(a)	(6,887)	125,960
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及籌資費用			
Interest received	已收利息		32,523	27,927
Interest paid	支付利息		(20,168)	(19,627)
Dividend income from long term unlisted investments	長期非上市投資之股息收入		1,250	—
Investment income received from short term listed investments	短期上市投資之投資收入		7,400	—
Dividends paid	支付股息		—	(41,703)
Dividends paid to minority shareholders	支付少數股東之股息		(3,289)	(2,245)
Net cash inflow/(outflow) from returns on investments and servicing of finance	投資回報及籌資費用之淨現金流入／(流出)		17,716	(35,648)
TAX	稅項			
Income tax paid	支付所得稅		(31,355)	(18,597)
INVESTING ACTIVITIES	投資活動			
Purchases of fixed assets and additions to construction in progress	購買固定資產及增加在建工程支出		(65,987)	(46,966)
Purchases of long term investments	購買長期投資		(43,000)	(21,302)
Purchases of short term investments	購買短期投資		(121,509)	(107,504)
Acquisition of subsidiaries	收購附屬公司	34(c)	—	3,000
Acquisition of minority interests	收購少數股東權益	34(d)	—	(129,353)
Proceeds from disposal of short term investments	出售短期投資所得款項		155,956	53,000
Proceeds from disposal of fixed assets	出售固定資產所得款項		2,904	3,407
Increase in pledged deposits	已抵押存款增加		(23,302)	—
Increase in time deposits with original maturity of more than three months when acquired	存款期多於三個月的定期存款增加		(32,275)	(4,225)
Net cash outflow from investing activities	投資活動之淨現金流出		(127,213)	(249,943)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES	籌資活動前之淨現金流出		(147,739)	(178,228)
FINANCING ACTIVITIES	籌資活動	34(b)		
New bank and other loans	新增銀行及其他貸款		309,220	258,270
Repayment of bank and other loans	償還銀行及其他貸款		(270,989)	(237,411)
Net cash inflow from financing activities	籌資活動之淨現金流入		38,231	20,859

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
DECREASE IN CASH AND CASH EQUIVALENTS	現金及現金等價物之減少	(109,508)	(157,369)
Cash and cash equivalents at beginning of year	年初之現金及現金等價物	427,909	585,278
CASH AND CASH EQUIVALENTS AT END OF YEAR	年終之現金及現金等價物	318,401	427,909
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS	現金及現金等價物之餘額分析		
Cash and bank balances	現金及銀行存款	266,604	333,261
Non-pledged time deposits with original maturity of less than three months when acquired	存款期少於三個月的非抵押定期存款	51,797	94,648
		318,401	427,909

		Notes 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
NON-CURRENT ASSETS	非流動資產			
Fixed assets	固定資產	13	619,277	667,776
Construction in progress	在建工程	14	51,946	56,074
Interests in subsidiaries	附屬公司權益	16	597,539	708,712
Investment in a jointly-controlled entity	聯合控制企業投資	17	25,000	25,000
Investments in associates	聯營公司投資	18	—	15,000
Long term investments	長期投資	19	55,303	25,303
			1,349,065	1,497,865
CURRENT ASSETS	流動資產			
Inventories	存貨	20	226,151	258,283
Trade and bills receivables	應收賬款及應收票據	21	97,696	80,752
Other receivables	其他應收款	22	65,055	47,856
Short term investments	短期投資	25	80,000	100,000
Pledged deposits	已抵押存款	26	16,446	—
Cash and cash equivalents	現金及現金等價物	26	641,584	647,172
			1,126,932	1,134,063
CURRENT LIABILITIES	流動負債			
Trade and bills payables	應付賬款及應付票據	27	221,432	246,686
Tax payable	應交稅金		—	3,055
Other payables and accruals	其他應付款及應計負債	28	129,687	138,919
Interest-bearing bank loans	附帶利息之銀行貸款	30	25,000	20,000
			376,119	408,660
NET CURRENT ASSETS	淨流動資產		750,813	725,403
TOTAL ASSETS LESS CURRENT LIABILITIES	資產總額減流動負債		2,099,878	2,223,268
NON-CURRENT LIABILITIES	非流動負債			
Interest-bearing bank loans	附帶利息之銀行貸款	30	—	5,000
Deferred tax	遞延稅項	31	1,234	3,702
			1,234	8,702
			2,098,644	2,214,566
CAPITAL AND RESERVES	股本及儲備			
Issued capital	已發行股本	32	785,000	785,000
Reserves	儲備	33	1,313,644	1,429,566
			2,098,644	2,214,566

Dong Yong An 董永安
Director董事

Shao Hai Chen 邵海晨
Director董事

1. CORPORATE INFORMATION

During the year, the Group was involved in the following principal activities:

- manufacture and sale of tractors and related parts and components
- manufacture and sale of road machinery
- manufacture and sale of construction machinery
- manufacture and sale of agricultural harvesting machinery
- manufacture and sale of biochemical products

In the opinion of the directors, the ultimate holding company of the Company is China First Tractor Group Company Limited (the "Holding"), which is established in the People's Republic of China (the "PRC").

2. IMPACT OF NEW AND REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

- SSAP 9 (Revised): "Events after the balance sheet date"
- SSAP 14 (Revised): "Leases"
- SSAP 18 (Revised): "Revenue"
- SSAP 26: "Segment reporting"
- SSAP 28: "Provisions, contingent liabilities and contingent assets"
- SSAP 29: "Intangible assets"
- SSAP 30: "Business combinations"
- SSAP 31: "Impairment of assets"
- SSAP 32: "Consolidated financial statements and accounting for investments in subsidiaries"
- Interpretation 12: "Business combinations - subsequent adjustment of fair values and goodwill initially reported"

1. 公司資料

本年內，本集團主要經營的業務如下：

- 製造及銷售農業拖拉機及有關零部件
- 製造及銷售路面機械
- 製造及銷售工程機械
- 製造及銷售農業收穫機械
- 製造及銷售生化產品

董事們認為，本公司的最終控股公司為於中華人民共和國(「中國」)成立的中國一拖集團有限公司(「控股公司」)。

2. 新增及經修訂香港會計實務準則(「會計實務準則」)的影響

以下為於本年度的財務報表首次生效之最近頒佈及經修訂會計實務準則及相關註釋：

- 會計實務準則第9號(經修訂)：「結算日後事項」
- 會計實務準則第14號(經修訂)：「租賃」
- 會計實務準則第18號(經修訂)：「收入」
- 會計實務準則第26號：「分類呈報」
- 會計實務準則第28號：「準備、或然負債和或然資產」
- 會計實務準則第29號：「無形資產」
- 會計實務準則第30號：「業務合併」
- 會計實務準則第31號：「資產減值」
- 會計實務準則第32號：「綜合財務報表和對附屬公司投資之會計處理」
- 詮釋第12號：「業務合併－其後對公平值作出之調整和首次呈報的商譽。」

2. IMPACT OF NEW AND REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

- Interpretation 13: "Goodwill - continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of those SSAPs and Interpretations which have had a significant effect on the financial statements are summarised as follows:

SSAP 9 (Revised) prescribes which type of events occurring after the balance sheet date require adjustment to the financial statements, and which require disclosure, but no adjustment. The revised SSAP has not had any material impact on the financial statements for the years ended 31 December 2001 and 31 December 2000.

SSAP 14 (Revised) prescribes the basis for lessor and lessee accounting for finance and operating leases, and the required disclosures in respect thereof. Certain amendments have been made to the previous accounting measurement treatments, which may be accounted for retrospectively or prospectively, in accordance with the requirements of the SSAP. The revised SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required. The disclosure changes under this SSAP have resulted in changes to the detailed information disclosed for operating leases, which are further detailed in note 37 to the financial statements.

SSAP 18 (Revised) prescribes the recognition of revenue and was revised as a consequence of the revision to SSAP 9 described above. Proposed final dividends from subsidiaries that are declared and approved by the subsidiaries after the balance sheet date are no longer recognised in the Company's own financial statements for the year. The revised SSAP has not had any material impact on these financial statements.

2. 新增及經修訂香港會計實務準則(「會計實務準則」)的影響(*續*)

- 詮釋第13號：「商譽－先前於儲備中抵銷／計入之商譽和負商譽之持續規定」

此等會計實務準則訂明新的會計計算方法及披露方式。此等會計實務準則及詮釋對財務表有重大影響，而對本集團之會計政策及於財務報表中披露之數額造成之主要影響載列如下：

會計實務準則第9號(經修訂)訂明結算日後發生而須對財務報表作出調整之事項，及須予披露但毋須作出調整之事項。經修訂會計實務準則對截至二零零一年及二零零零年十二月三十一日止年度之財務報表並無任何重大影響。

會計實務準則第14號(經修訂)訂明融資及經營租約下之出租人及承租人之會計處理基準，以及有關所需之披露。過往會計計算方法已作出若干修訂，並可按照會計實務準則之規定以追溯或自本年度起應用的方式處理。經修訂會計實務準則之規定並無對以前年度之財務報表內呈報之數額有重大影響，因此無需作出以前年度調整。根據此等經修訂會計實務準則作出之披露變動，導致就經營租約所披露之詳細資料有所變更，詳情見財務報表附註37。

會計實務準則第18號(經修訂)訂明收入確認之處理，並因應上述經修訂之會計實務準則第9號而作出修訂。於結算日後由附屬公司宣派及批准之附屬公司擬派末期股息，現不再於當年度本公司本身之財務報表中確認。經修訂會計實務準則對本財務報表並無任何重大影響。

2. IMPACT OF NEW AND REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

SSAP 26 prescribes the principles to be applied for reporting financial information by segment. It requires that management assesses whether the Group's predominant risks or returns are based on business segments or geographical segments and determines one of these bases to be the primary segment information reporting format, with the other as the secondary segment information reporting format. The impact of this SSAP is the inclusion of significant additional segment reporting disclosures which are set out in note 4 to the financial statements.

SSAP 28 prescribes the recognition criteria and measurement bases to apply to provisions, contingent liabilities and contingent assets, together with the required disclosures in respect thereof. SSAP 28 has not had any material impact on these financial statements, except that note 29 to the financial statements "Provision for product warranties" has been added to include the new required additional disclosures.

SSAP 30 prescribes the accounting treatment for business combinations, including the determination of the date of acquisition, the method for determining the fair values of the assets and liabilities acquired, and the treatment of goodwill or negative goodwill arising on acquisition. The SSAP requires the disclosure of goodwill and negative goodwill in the non-current assets section of the consolidated balance sheet. It requires that goodwill is amortised to the consolidated profit and loss account over its estimated useful life. Negative goodwill is recognised in the consolidated profit and loss account depending on the circumstances from which it arose, as further described in the accounting policy for negative goodwill disclosed in note 3 to the financial statements. Interpretation 13 prescribes the application of SSAP 30 to goodwill arising from acquisitions in previous years which remains eliminated against consolidated reserves. The adoption of the SSAP and Interpretation has not resulted in a prior year adjustment, for the reasons detailed in notes 15 and 17 to the financial statements.

2. 新增及經修訂香港會計實務準則(「會計實務準則」)的影響(續)

會計實務準則第26號訂明按業務分類呈報財務資料所適用之原則。該項準則規定管理層對本集團主要風險或回報是按照業務分類還是按地區分類，作出評估，然後決定其中一項基準為主要報告形式，另一項為次要報告形式，此項會計實務準則之影響是加入額外分類呈報之重大披露，詳情載於財務報表附註4。

會計實務準則第28號訂明準備、或然負債和或然資產之確認原則及計算基準，連同有關之所需披露。會計實務準則第28號對本財務報表並無任何重大影響，惟財務報表附註29「產品保用準備」已因應新增的額外披露規定而載入。

會計實務準則第30號訂明業務合併之會計處理，包括釐定收購日期、釐定所收購資產及負債之公平價值之方法，以及收購時之商譽或負商譽之會計處理。此會計實務準則規定於綜合資產負債表中非流動資產一節披露商譽及負商譽。該準則規定商譽按估計可用年期於綜合損益賬中攤銷。負商譽視乎產生之情況而於綜合損益賬中確認，詳情見財務報表附註3所披露有關負商譽之會計政策。詮釋第13號訂明，於以前年度自收購產生而留在綜合儲備中作抵銷之商譽，現以會計實務準則第30號處理。採納此項會計實務準則及詮釋並無帶來以前年度調整，有關原因詳載於財務報表附註15及17。

2. IMPACT OF NEW AND REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

SSAP 31 prescribes the recognition and measurement criteria for impairments of assets. The SSAP is required to be applied prospectively and therefore, has had no significant effect on amounts previously reported in prior year financial statements.

SSAP 32 prescribes the accounting treatment and disclosures for the preparation and presentation of consolidated financial statements, and has had no significant impact on the preparation of these financial statements.

In addition to the above new and revised SSAPs and related Interpretations, certain minor revisions to the following SSAPs are effective for the first time for the current year's financial statements:

- SSAP 10: "Accounting for investments in associates"
- SSAP 17: "Property, plant and equipment"
- SSAP 21: "Accounting for interests in joint ventures"

The only significant effect of these revisions is that SSAP 17 requires that impairment losses on fixed assets are aggregated with accumulated depreciation in note 13 to the financial statements, whereas previously they were deducted from the cost and accumulated depreciation of the relevant asset. This disclosure reclassification has had no significant effect on the net carrying amount of fixed assets in the balance sheet.

2. 新增及經修訂香港會計實務準則（「會計實務準則」）的影響（*續*）

會計實務準則第31號訂明資產減值之確認及計算原則。此項會計實務準則須自本年度起應用，因此對以前年度財務報表先前呈報之數額並無重大影響。

會計實務準則第32號訂明編製及呈報綜合財務報表之會計處理及披露，對本財務報表之編製並無重大影響。

除上述新增及經修訂之會計實務準則及相關詮釋外，尚有對下列會計實務準則之若干輕微修訂於本年度財務報表中首次生效：

- 會計實務準則第10號：「聯營公司投資之會計處理」
- 會計實務準則第17號：「物業、機器及設備」
- 會計實務準則第21號：「合營企業權益之會計處理」

此等修訂之唯一重要影響為：會計實務準則第17號規定，在財務報表附註13中，將固定資產之減值損失與累計折舊合併列示，而過往減值損失則是從相關資產之成本及累計折舊中扣除。此項披露之重新分類對資產負債表之固定資產之賬面淨值並無重大影響。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with SSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of debt and equity investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2001. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

3. 主要會計政策概要

編製基準

本財務報表根據香港會計實務準則、香港一般公認之會計原則及香港公司條例之披露規定而編製。除以下所解釋之債權及股權投資的周期性重新計算外，本財務報表採用歷史成本法。

綜合基準

綜合財務報表包括本公司及其附屬公司截至二零零一年十二月三十一日止年度的財務報表，年內收購或出售之附屬公司之業績，分別由實際收購日起開始綜合或綜合至售出日期止。本集團內部公司間之重大交易和結存均已於綜合時抵銷。

附屬公司

附屬公司為聯合控制企業以外，由本公司直接或間接控制其財務及經營決策，以從其業務中取得利益之公司。

附屬公司的權益以成本扣除減值損失列示。

合營公司

合營公司乃以契約安排成立之公司，根據該安排，本集團與其他各方經營商業業務。合營公司以獨立企業方式經營，而本集團與其他各方於其中擁有權益。

合營方之間訂立之合營協議，規定合營方之出資額，合營公司之期限及於清盤時變現資產之基準。來自合營公司之業務之損益以及剩餘資產之任何分派，乃由合營方按其各自之出資額或根據合營協議之條款計算。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Joint venture companies *(continued)*

A joint venture company is treated as:

(a) a subsidiary, if the Company has unilateral control over the joint venture company;

(b) a jointly-controlled entity, if the Company does not have unilateral control, but has joint control over the joint venture company;

(c) an associate, if the Company does not have unilateral or joint control, but holds generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) a long term investment, if the Company holds less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entity

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of the jointly-controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interest in the jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of the jointly-controlled entity are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investment in a jointly-controlled entity is treated as a long term asset and is stated at cost less any impairment losses.

3. 主要會計政策摘要(續)

合營公司(續)

在下列情況下，合營公司將被視為：

(a) 附屬公司－如本公司對合營公司有單方面之控制權；

(b) 聯合控制企業－如本公司並無單方面之控制權，但對合營公司有共同控制權；

(c) 聯營公司－如本公司並無單方面或共同控制權，但一般持有合營公司註冊資本不少於20%，並可對合營公司行使重大影響力；

(d) 長期投資－如本公司持有合營公司註冊資本少於20%，並不擁有對合營公司之共同控制權，且亦無權對其行使重大影響力。

聯合控制企業

聯合控制企業為受共同控制之合營公司，任何合約方對聯合控制企業之經濟活動均無單方面之控制權。

本集團應佔聯合控制企業收購後經營業績及儲備已分別計入綜合損益賬及綜合儲備賬中。本集團應佔聯合控制企業權益乃按權益法將本集團所佔之資產淨值扣除任何減值損失計入綜合資產負債表。

聯合控制企業經營業績在本公司損益賬內計入已收及應收股息。本公司在聯合控制企業中之權益被視為長期資產，並按成本減任何減值損失列賬。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in associates are treated as long term assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entity represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of 10 years. In the case of associates and jointly-controlled entity, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

In prior years, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. The Group has adopted the transitional provision of SSAP 30 that permits goodwill on acquisitions which occurred prior to 1 January 2001, to remain eliminated against consolidated reserves. Goodwill on subsequent acquisitions is treated according to the new accounting policy above.

3. 主要會計政策摘要（續）

聯營公司

聯營公司乃指一家不屬附屬公司或聯合控制企業，而本集團長期擁有其股本投票權不少於20%及可對其行使重大影響力之公司。

本集團所佔聯營公司收購後之業績與儲備，分別載列於綜合損益表及綜合儲備內。本集團列於綜合資產負債表內之聯營公司投資，乃根據權益會計法計算本集團應佔之資產淨值，減除任何減值損失。

聯營公司之業績在本公司損益賬內計入已收及應收股息。本公司於聯營公司的投資被視為長期資產，並按成本減除任何減值損失列賬。

商譽

收購附屬公司、聯營公司及聯合控制企業產生之商譽，指收購成本超出本集團應佔於收購當日所購可予識別資產及負債之公平價值之差額。

收購產生之商譽於綜合資產負債表中列作資產，並按估計可用年期十年根據直線法作攤銷。如為聯營公司及聯合控制企業，任何未攤銷商譽均計入有關賬面值，而並非在綜合資產負債表中列作獨立識別資產。

以前年度，由收購產生之商譽於收購年度在綜合儲備中抵銷。本集團採納會計實務準則第30號之暫行安排，即容許將於二零零一年一月一日前產生之收購商譽，維持在綜合儲備中抵銷。其後收購之商譽根據上述新增會計政策處理。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

On disposal of subsidiaries, associates or jointly-controlled entity, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entity represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

3. 主要會計政策摘要(*續*)

商譽(*續*)

於出售附屬公司、聯營公司或聯合控制企業時，出售損益參照出售當日之淨資產計算，並包括仍未攤銷之應佔商譽以及任何有關儲備(如合適)。任何過往於收購時在綜合儲備中抵銷之應佔商譽均作撇回，並包括在出售損益之計算當中。

商譽(包括仍在綜合儲備中抵銷之商譽)之賬面值均作每年檢討，並在有需要時就減值而作撇減。過往就商譽而確認之減值損失並不撥回，除非減值損失是因特殊外部事件引起，而該事件屬於特殊性質且不預期會再次發生，並且於其後有外部事件發生使該事件之影響逆轉，則始將有關減值損失撥回。

負商譽

收購附屬公司、聯營公司及聯合控制企業產生之負商譽指本集團應佔於收購當日所購可予識別資產及負債之公平值超出收購成本之差額。

按照負商譽與收購計劃時可識別及可準確量度之預期將來虧損及費用之關係，而有關負商譽並不構成於收購日之可識別負債，該部份負商譽於將來虧損及費用確認時，於損益賬確認為收入。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Negative goodwill *(continued)*

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of associates and jointly-controlled entity, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

In prior years, negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. The Group has adopted the transitional provision of SSAP 30 that permits negative goodwill on acquisitions which occurred prior to 1 January 2001, to remain credited to the capital reserve. Negative goodwill on subsequent acquisitions is treated according to the new accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entity, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

3. 主要會計政策摘要*(續)*

負商譽*(續)*

按照負商譽於收購日與可識別之預期將來虧損及費用之關係差異，負商譽乃根據系統化之基準，在可折舊／可攤銷之已收購資產之餘下可使用年期，於損益賬內確認。任何負商譽較已收購非貨幣資產公平值超出之金額隨即確認為收入。

在聯營公司及聯合控制企業之情況下，任何未在綜合損益賬中確認之負商譽均計入有關賬面值中，而並非於綜合資產負債表中列作獨立識別項目。

在過往年度，收購產生之負商譽於收購年度計入資本儲備中。本集團採納會計實務準則第30號之暫行規定，即容許將於二零零一年一月一日前產生之收購負商譽維持計入資本儲備中。於其後收購之負商譽按上述新增會計政策處理。

於出售附屬公司、聯營公司或聯合控制企業時，出售損益參照出售當日之淨資產計算，包括未在綜合損益賬中確認之應佔負商譽以及任何有關儲備(如合適)。任何先前於收購時計入資本儲備之應佔負商譽均作撇回，並包括在出售損益當中。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. 主要會計政策摘要（續）

關連人士

如其中一方有能力直接或間接控制另一方或在財務及經營決策上對另一方產生重大影響時，則屬關連人士。如共同受同一方的控制或重大影響，亦屬關連人士。關連人士可為個人或公司企業。

資產減值

任何資產不論是否有減值跡象，或不論是否有跡象顯示以前年度曾就資產確認之減值損失已不再存在或可能已減少，仍會於每年結算日作出評估。倘顯示該等跡象，則對該資產之可收回數額作出估計。資產之可收回數額按照資產在用價值或其售價淨額(以較高者為準)計算。

減值損失只在資產賬面值超出其可收回值時確認。減值損失於其產生之期間計入損益賬，除非資產按重估值列賬，屆時則按重估資產之有關會計政策將減值損失入賬。

過往已確認減值損失只在用以決定資產可收回金額之估計出現轉變時，方會撥回，惟撥回之數不可高於假設以前年度沒有確認減值損失之情況下所釐定之資產賬面值(扣除任何折舊／攤銷)。

減值損失撥回於所產生期間計入損益賬，除非資產按重估值列賬，屆時則按照重估資產之有關會計政策將減值損失之撥回入賬。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed assets and depreciation

Fixed assets, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life, after taking into account its estimated residual value. The estimated useful lives of fixed assets are as follows:

Buildings	8 - 30 years
Plant, machinery and equipment	6 - 16 years
Transportation vehicles and equipment	6 - 12 years

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account, is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents factory buildings, plant and machinery and other fixed assets under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the periods of construction, installation and testing. Capitalisation of interest charges and exchange difference ceases when the fixed assets are substantially ready for their intended use. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

3. 主要會計政策摘要（續）

固定資產及折舊

固定資產除在建工程外乃按原值減累計折舊及任何減值損失列示。固定資產原值包括其購買價及資產達致運作狀態及運至工作地點作擬定用途之直接費用。在固定資產運作後所發生之支出(如維修費用)，通常列入發生支出期間之損益賬內。倘情況明確顯示開支會導致使用該固定資產所獲得之未來經濟利益有所增加時，則將該開支資本化，作為固定資產之額外成本。

固定資產折舊根據原值，按估計可使用年限和估計殘值，採用直線法撇銷成本計算。各類固定資產之估計可使用年限如下：

房屋與建築物	8 - 30年
廠房、機器及設備	6 - 16年
運輸工具及設備	6 - 12年

損益賬內所載固定資產出售或報廢時所引起之損益，乃有關固定資產之出售所收款項與賬面淨值之差額。

在建工程

在建工程指正在施工或安裝中之建築物、廠房、機器設備及其他在建之固定資產，並按成本減任何減值準備列賬，不計提折舊。成本包括直接建築成本，以及在建築安裝及測試期內相關貸款之資本化借貸成本。倘固定資產大致可作擬定用途，則終止將利息開支及匯兌差額資本化。在建工程乃於完成及達致使用狀況時轉入合適的固定資產類別。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis.

Unlisted securities are stated at their estimated fair values, on an individual basis. The estimated fair values of unlisted investments are determined by the directors having regard to, inter alia, the prices of the most recently reported sales or purchases of the securities, or comparison of price/earnings ratios and dividend yields of the securities with those of similar listed securities, with allowance made for the lower liquidity of the unlisted securities.

The gains or losses arising from changes in the fair value of a security are dealt with as movements in the long term investment revaluation reserve, until the security is sold, collected, or otherwise disposed of, or until the security is determined to be impaired, when the cumulative gain or loss derived from the security recognised in the long term investment revaluation reserve, together with the amount of any further impairment, is charged to the profit and loss account in the period in which the impairment arises. Where the circumstances and events which led to an impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged and any appreciation in fair value is credited to the profit and loss account to the extent of the amount previously charged.

3. 主要會計政策摘要 *(續)*

長期投資

長期投資指擬作長期持有及非交易性的非上市權益性證券的投資。

非上市證券以個別情況按公平價值計算。非上市投資之估計公平價值，由董事按(其中包括)證券最近期買賣之價格，或按其他已上市的類似證券的市盈率及該證券的股息收益作比較，並考慮未上市證券的低流通性之後而確定。

因證券之公平價值之變動所產生的收益或虧損乃以長期投資重估儲備變動之方式處理，直至證券售出、收回，或以其他方式處置，或直至證券被確定出現減值，則長期投資重估儲備中確認來自證券之累積收益或虧損連同任何進一步減值之金額會於減值產生之期間內於損益賬中扣除。倘引致減值之情況及事件不再存在，並有可信證據顯示新情況及事件將會於可見將來持續，則先前扣除之減值金額以及任何的公平價值上升將計入損益賬中，惟以先前扣除之金額為限。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Short term investments

Short term investments are investments in debt and equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of production overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Spare parts and consumables are stated at cost less any provision for obsolescence.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

3. 主要會計政策摘要*(續)*

短期投資

短期投資指以交易為目的之債權及股權性證券投資。短期投資按公平價值列示，其公平價值乃按個別投資於結算日之市場價計算。因公平價值變化而產生之盈虧將計入相關時期的損益賬。

存貨

存貨以成本和可變現淨值兩者之較低者列賬。成本乃以加權平均法釐定，在製品及產成品之成本包括直接材料、直接工資及應攤分之生產費用。可變現淨值為估計銷售價減預期直至完成的成本和變現費用。

備件及低值易耗品按成本減任何陳舊積壓準備後列賬。

現金等價物

就綜合現金流量表而言，現金等價物乃指短期高流動性投資，可隨時轉換為已知金額，並於購入時於三個月內到期，減去從借貸日期起計須於三個月內償還之銀行貸款。就資產負債表的分類而言，現金等價物乃指在性質上類似於現金，而其用途不受限制的資產。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. Any increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Provision for product warranties is calculated based on the unit rate charged by repair centres and the estimated number of units of tractors and components already sold which may require repairs and maintenance, discounted to their present value as appropriate.

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

3. 主要會計政策摘要 *(續)*

準備

倘因過往事件須承擔現有(法律或推定)責任及在承擔責任時有可能於未來令到資源流出，同時責任金額能夠可靠地作出估計，則會確認準備。

倘若折現之影響屬重大，確認準備之數額為於結算日承擔責任預期所需未來開支之現值。任何因時間過去而引致之折現現值金額之增幅於損益賬中列作財務費用。

產品保用準備乃按維修中心之單位收費及已售而可能需要維修保養之拖拉機及零件的估計數目計算，並於適當時折算為現值。

遞延稅項

因時間差異所引起之遞延稅項乃按債務法對可預見之將來可能變成的負債作出準備。遞延稅項資產在其毫無疑問地獲得確定之前將不予以確認。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income and trademark licence fee, on a time proportion basis over the lease terms;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividend and investment income, when the right to receive payment has been established.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are amortised using the straight-line basis over the commercial lives of the underlying products not exceeding five years, commencing from the date when the products are put into commercial production.

3. 主要會計政策摘要（續）

收入之確認

當本集團可能獲得經濟利益，而該利益可準確計算時按下列基準予以確認：

(a) 銷貨時，當所有權的重大風險及利益都已轉移給買方後，且本集團既不參與有關產品所有權的管理活動，亦不實際控制已售貨品時；

(b) 租金收入及商標使用費，按租期以時間比例基準計算；

(c) 利息收入以尚餘本金及適用之實際利率按時間比例計算；及

(d) 股息及投資收入在收取付款之權利獲確定時入賬。

研究與開發費用

研究費用於發生時列入損益賬。

當有關項目可以明確地界定，費用可單獨確定並被可靠地計量，並可合理地確認該項目在技術上的可行性；而研制的產品具商業價值，則研制新產品而產生的費用可被資本化及被遞延。未能滿足上述條件的產品開發費用當發生時計入費用。

遞延開發費用按直線法以該產品不超過五年的商業使用期進行攤銷，該使用期以產品投入商業生產之日起計算。

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Renminbi ("RMB").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange prevailing at the balance sheet date as quoted by the People's Bank of China. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of the overseas subsidiary is translated to Renminbi at the applicable rates of exchange ruling at the balance sheet date. The resulting translation differences arising on consolidation are included in the exchange fluctuation reserve.

Retirement benefits scheme

Contributions to defined contribution retirement benefits scheme are charged to the profit and loss account as incurred.

3. 主要會計政策摘要(續)

經營租約

經營租約乃將資產所有權之絕大部份收益及風險保留在出租者之租約。當本集團為出租人時，本集團根據經營租約出租之資產計入非流動資產內，而根據經營租約應收之租金按租期根據直線法計入損益賬內。當本集團為承租人時，根據經營租約應付之租金按租期根據直線法計入損益賬內。

外幣

本集團之財務記錄及財務報表均以人民幣為本位幣。

外幣交易按交易當日中國人民銀行頒佈之匯率計算入賬。於結算日，以外幣為單位之貨幣性資產與負債按當日中國人民銀行之匯率換算為人民幣，有關之兌換差額撥入損益賬項處理。

於綜合賬目時，海外附屬公司之財務報表按結算日適用之匯率換算為人民幣。因綜合賬目所產生之所有匯兌差額均計入匯兌差異儲備。

退休福利計劃

按界定供款退休福利計劃繳付之供款於發生時列入損益賬。

4. SEGMENT INFORMATION

SSAP 26 was adopted during the year, as detailed in note 2 to the financial statements. Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products they provide. Each of the Group's business segments represents a strategic business unit that offers products which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the tractors segment engages in the manufacture and sale of tractors, relevant parts and components;

(b) the road machinery segment engages in the manufacture and sale of road machinery;

(c) the construction machinery segment engages in the manufacture and sale of construction machinery; and

(d) the others segment comprises the manufacture and sale of harvesters and biochemical products.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

4. 分類資料

本公司於本年度採納會計實務準則第26號，詳情載於財務報表附註2。分類資料分兩部分呈列：(i) 按業務分類之主要報告形式；及(ii)按地區分類之次要報告形式。

本集團的業務乃按照經營的性質及所提供的產品組織及管理。本集團各項業務類別代表提供產品的策略性單位，而每個業務單位均須承擔及可獲取與其他業務類別不同之風險及回報。業務分類概述如下：

(a) 從事製造及銷售拖拉機及有關零部件的拖拉機分類；

(b) 從事製造及銷售路面機械的路面機械分類；

(c) 從事製造及銷售工程機械的工程機械分類；

(d) 包括製造及銷售收穫機械及生化產品的其他分類。

就釐定地區分類而言，本集團乃按照客戶的所在地劃分業務類別所佔收益及業績，而業務分類所佔資產則按資產的所在地劃分。

分類間的銷售及轉讓乃參照按當時的市價銷售予第三方的售價進行。

4. SEGMENT INFORMATION *(continued)*

4. 分類資料（續）

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

(a) 業務分類

下表列示本集團收入、溢利／(虧損)及若干資產、負債及支出的業務分類資料。

Group 本集團

		Tractors 拖拉機		Road machinery 路面機械		Construction machinery 工程機械		Others 其他		Eliminations 抵銷		Consolidated 綜合	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Segment revenue:	分類收入：												
Sales to external customers	對外銷售	1,300,242	1,454,681	433,218	393,381	89,989	134,664	40,375	14,588	—	—	1,863,824	1,997,314
Intersegment sales	分類間的銷售	33,596	81,335	—	—	88,582	108,492	—	—	(122,178)	(189,827)	—	—
Total	合計	1,333,838	1,536,016	433,218	393,381	178,571	243,156	40,375	14,588	(122,178)	(189,827)	1,863,824	1,997,314
Segment results	分類業績	(135,667)	(180,353)	34,793	28,894	(2,828)	16,016	(8,023)	(15,371)	—	—	(111,725)	(150,814)
Interest, dividend and investment income	利息、股息及投資收益											48,888	30,927
Unallocated expenses	未能分配之費用											(644)	—
Loss from operating activities	經營業務虧損											(63,481)	(119,887)
Finance costs	財務費用											(20,168)	(19,627)
Share of profits less losses of:	應佔溢利扣除虧損：												
Jointly-controlled entity	聯合控制企業	830	861	—	—	—	—	—	—	—	—	830	861
Associates	聯營公司	—	—	—	—	—	—	(14,788)	(29,403)	—	—	(14,788)	(29,403)
Loss before tax	除稅前虧損											(97,607)	(168,056)
Tax	稅項											(16,786)	(13,142)
Loss before minority interests	未計少數股東權益前虧損											(114,393)	(181,198)
Minority interests	少數股東權益											(3,406)	24,145
Net loss from ordinary activities attributable to shareholders	股東應佔日常業務虧損淨額											(117,799)	(157,053)

4. SEGMENT INFORMATION (continued) 4. 分類資料（續）

(a) Business segments (continued) (a) 業務分類（續）

Group 本集團

		Tractors 拖拉機		Road machinery 路面機械		Construction machinery 工程機械		Others 其他		Eliminations 抵銷		Consolidated 綜合	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Segment assets	分類資產	2,322,702	2,501,880	501,753	443,953	168,810	167,813	116,312	92,845	(228,015)	(115,429)	2,881,562	3,091,062
Interest in a jointly-controlled entity	聯合控制企業權益	29,388	28,688	–	–	–	–	–	–	–	–	29,388	28,688
Interests in associates	聯營公司權益	–	–	–	–	–	–	–	14,788	–	–	–	14,788
Unallocated assets	未能分配之資產											177,629	158,249
Total assets	總資產											3,088,579	3,292,787
Segment liabilities	分類負債	488,556	513,509	208,117	184,272	34,643	30,827	150,072	154,009	(228,015)	(115,429)	653,373	767,188
Unallocated liabilities	未能分配之負債											260,827	233,538
Total liabilities	總負債											914,200	1,000,726
Other segment information:	其他分類資料：												
Capital expenditure	資本性開支	47,855	26,592	10,047	12,207	2,796	1,408	5,289	15,349	–	–	65,987	55,556
Depreciation	折舊	75,515	84,468	6,819	10,472	2,516	2,440	1,191	549	–	–	86,041	97,929
Impairment losses recognised in the profit and loss account	於損益賬確認的減值損失	48,000	39,090	411	780	–	–	–	–	–	–	48,411	39,870
Other non-cash expenses:	其他非現金開支：												
Provision for bad and doubtful debts	呆壞賬準備	5,486	63,651	15,000	1,000	2,500	–	–	–	–	–	22,986	64,651
Provision/(reversal of provision) for obsolete inventories	陳舊存貨準備／(準備撥回)	(4,900)	7,000	1,400	5,500	(4,700)	2,800	2,400	1,300	–	–	(5,800)	16,600

4. SEGMENT INFORMATION *(continued)*

(b) Geographical segments

Over 90% of the Group's revenue, results, assets and capital expenditures are derived from operations carried out in the PRC and accordingly, no geographical segment information is presented.

4. 分類資料（續）

(b) 地區分類

本集團超過90%的收入、業績、資產及資本開支均源自中國的業務，故並無呈列地區分類資料。

5. TURNOVER, REVENUE AND GAINS

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions.

An analysis of turnover, other revenue and gains is as follows:

5. 營業額、收入及收益

營業額為銷貨之發票金額扣除折扣和退貨後之淨額，不包括銷售稅和集團內部交易額。

營業額、其他收入及收益之分析如下：

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Turnover	**營業額**		
Sale of goods	產品銷售	1,863,824	1,997,314
Other revenue and gains	**其他收入及收益**		
Interest income	利息收入	32,523	27,927
Profit from sundry sales	雜項銷售溢利	8,886	9,121
Rental income	租金收入	3,220	—
Trademark licence fee	商標使用費	10,320	—
Investment income from short term listed investments	短期上市投資之投資收入	7,400	—
Gain on disposal of short term listed investments	出售短期上市投資之收益	7,715	3,000
Dividend income from long term unlisted investments	長期非上市投資之股息收入	1,250	—
Others	其他	28,383	24,945
		99,697	64,993

6. LOSS FROM OPERATING ACTIVITIES　6. 經營業務虧損

The Group's loss from operating activities is arrived at after charging/(crediting):

本集團經營業務虧損已經扣除／(計入)下列各項：

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Cost of inventories sold	已售存貨成本	1,625,739	1,738,817
Depreciation	折舊	86,041	97,929
Impairment of construction in progress	在建工程減值	411	10,135
Impairment of fixed assets	固定資產減值	48,000	29,735
Staff costs (excluding directors' and supervisors' remunerations - note 8):	員工費用(不包括董事及監事酬金－附註8)：		
Wages and salaries	工資及薪金	209,888	239,365
Pension contributions	退休金供款	49,829	53,423
		259,717	292,788
Minimum lease payments under operating lease rentals:	經營租約租金之最低租約付款：		
Land and buildings	土地與建築物	12,676	13,264
Plant and machinery	機器與設備	2,877	5,245
		15,553	18,509
Research and development costs	研究與開發成本	6,143	6,459
Provision for product warranties	產品保用準備	3,189	8,752
Auditors' remuneration	核數師酬金	2,600	2,700
Provision for bad and doubtful debts	呆壞賬準備	22,986	64,651
Provision/(reversal of provision) for obsolete inventories	陳舊存貨準備／(準備撥回)	(5,800)	16,600
Loss on disposal of fixed assets	出售固定資產損失	1,590	1,874
Unrealised loss on changes in fair values of short term listed investments	短期上市投資之公平價值變動之未變現虧損	644	—
Exchange losses/(gains), net	匯兌損失／(收益)淨額	(54)	848
Investment income from short term listed investments	短期上市投資之投資收入	(7,400)	—
Gain on disposal of short term listed investments	出售短期上市投資之收益	(7,715)	(3,000)
Dividend income from long term unlisted investments	長期非上市投資之股息收入	(1,250)	—
Interest income	利息收入	(32,523)	(27,927)
Net rental income	租金收入淨額	(3,220)	—

7. FINANCE COSTS

7. 財務費用

		Group 本集團	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Interest on bank and other loans wholly repayable within five years	銀行貸款及須於五年內全數償還之其他貸款之利息支出	20,168	19,627
Less: Interest capitalised	減：資本化之利息	—	—
		20,168	19,627

8. REMUNERATIONS OF DIRECTORS AND SUPERVISORS

8. 董事及監事之酬金

The directors' and supervisors' remunerations disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Section 161 of the Hong Kong Companies Ordinance are as follows:

根據香港聯合交易所有限公司上市規則及香港公司條例第161條而披露之董事及監事酬金如下：

		Group 本集團	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Fees	袍金	—	—
Other emoluments:	其他酬勞：		
Salaries, allowances and benefits in kind	薪金，津貼及實物利益	484	431
Performance related bonuses	工作表現相關花紅	—	—
Retirement fund contributions	退休金供款	136	114
		620	545
		620	545

There was no remuneration payable to the independent non-executive directors for their services rendered to the Company during the year (2000: Nil).

年內並無應付予獨立非執行董事為本公司提供服務之酬金(二零零零年：無)。

8. REMUNERATIONS OF DIRECTORS AND SUPERVISORS *(continued)*

8. 董事及監事之酬金（續）

The number of directors and supervisors whose remuneration fell within the following band is as follows:

酬金介乎下列組別之董事及監事人數如下：

		Number of directors and supervisors 董事及監事人數 2001 二零零一年	2000 二零零零年
Nil to HK$1,000,000	無至港幣1,000,000元	19	30

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

年內並無董事放棄或同意放棄任何酬金之安排。

9. FIVE HIGHEST PAID EMPLOYEES

9. 五名最高薪酬僱員

The five highest paid employees during both years ended 31 December 2001 and 31 December 2000 were all directors of the Company, details of whose remuneration are set out in note 8 above.

於截至二零零一年十二月三十一日止年度及截至二零零零年十二月三十一日止年度之五名最高薪酬僱員均為本公司董事，其酬金詳情載於上文附註8。

10. TAX

10. 稅項

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
The Company and subsidiaries:	本公司及附屬公司：		
PRC income tax provided for the year	本年度之中國所得稅	19,124	15,412
Deferred tax (note 31)	遞延稅項（附註31）	(2,468)	(2,468)
		16,656	12,944
Share of tax attributable to:	應佔稅項：		
Jointly-controlled entity	聯合控制企業	130	198
Associates	聯營公司	—	—
Tax charge for the year	本年度稅務支出	16,786	13,142

10. TAX *(continued)*

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the two years ended 31 December 2001.

The PRC income tax for the Company and its subsidiaries is calculated at rates ranging from 12% to 33% (2000: 0% to 33%), on their estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

Profits tax of the subsidiary operating outside the PRC is subject to the rate applicable in its jurisdiction.

The PRC income tax of the associates and jointly-controlled entity is calculated at rates ranging from 15% to 33% (2000: 0% to 33%) on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

There was no material unprovided deferred tax during the year or at the balance sheet date (2000: Nil).

10. 稅項（續）

由於本集團並無於香港賺取或源自香港之應課稅溢利，故並無就截至二零零一年十二月三十一日止兩個年度之香港所得稅作出撥備。

本公司及其附屬公司之中國所得稅乃以根據有關現行法例解釋及常規釐定之估計應課稅溢利的12%至33%（二零零零年：0%至33%）稅率計算。

於中國境外經營之附屬公司須按適用於有關司法權區之稅率繳交所得稅。

根據有關中國法律和法規，聯營公司及聯合控制企業之中國所得稅按各自應課稅溢利的15%至33%（二零零零年：0%至33%）計算。

於年內或於結算日，本公司並無任何重大未撥備遞延稅項（二零零零年：無）。

11. NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is RMB115,922,000 (2000: RMB147,310,000).

11. 股東應佔日常業務虧損淨額

於本公司財務報表中之股東應佔日常業務虧損淨額為人民幣115,922,000元（二零零零年：人民幣147,310,000元）。

12. LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB117,799,000 (2000: RMB157,053,000), and the weighted average of 785,000,000 (2000: 785,000,000) ordinary shares in issue during the year.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

12. 每股虧損

每股基本虧損乃按本年度股東應佔日常業務虧損淨額人民幣117,799,000元（二零零零年：人民幣157,053,000元）及本年度已發行股份之加權平均數785,000,000股（二零零零年：785,000,000股）計算。

由於本公司並無任何潛在攤薄普通股，故此並無呈列每股攤薄虧損。

13. FIXED ASSETS 13. 固定資產

Group	本集團	Buildings 房屋與建築物 RMB'000 人民幣千元	Plant, machinery and equipment 廠房、機器及設備 RMB'000 人民幣千元	Transportation vehicles and equipment 運輸工具及設備 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Cost:	原值：				
At beginning of year	年初				
As previously reported	如先前所呈報	748,579	1,134,088	75,179	1,957,846
Reclassified to accumulated depreciation and impairment (note)	重新分類至累計折舊及減值（附註）	39,612	92,186	—	131,798
As restated	重新列賬	788,191	1,226,274	75,179	2,089,644
Additions	增加	47	1,812	4,202	6,061
Transfer from construction in progress (note 14)	從在建工程轉入（附註14）	8,927	52,119	2,905	63,951
Reclassifications	重新分類	—	5,055	(5,055)	—
Disposals	減少	(3,209)	(15,319)	(3,946)	(22,474)
At 31 December 2001	於二零零一年十二月三十一日	793,956	1,269,941	73,285	2,137,182
Accumulated depreciation and impairment:	累計折舊及減值：				
At beginning of year	年初				
As previously reported	如先前所呈報	370,491	681,205	35,769	1,087,465
Reclassified from cost (note)	從原值中重新分類(附註)	39,612	92,186	—	131,798
As restated	重新列賬	410,103	773,391	35,769	1,219,263
Depreciation provided during the year	年內之折舊	26,564	53,592	5,885	86,041
Reclassifications	重新分類	—	3,493	(3,493)	—
Impairment during the year recognised in the profit and loss account	年內減值列入損益賬	14,000	34,000	—	48,000
Disposals	減少	(2,107)	(13,595)	(2,278)	(17,980)
At 31 December 2001	於二零零一年十二月三十一日	448,560	850,881	35,883	1,335,324
Net book value:	賬面淨值：				
At 31 December 2001	於二零零一年十二月三十一日	345,396	419,060	37,402	801,858
At 31 December 2000	於二零零零年十二月三十一日	378,088	452,883	39,410	870,381

13. FIXED ASSETS *(continued)* 13. 固定資產（續）

Company 本公司		Buildings 房屋與建築物 RMB'000 人民幣千元	Plant, machinery and equipment 廠房、機器及設備 RMB'000 人民幣千元	Transportation vehicles and equipment 運輸工具及設備 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Cost:	原值：				
At beginning of year	年初	603,370	1,027,666	21,937	1,652,973
Transfer from construction in progress (note 14)	從在建工程轉入（附註14）	5,285	45,004	768	51,057
Disposals	減少	(2,650)	(13,358)	(785)	(16,793)
At 31 December 2001	於二零零一年十二月三十一日	606,005	1,059,312	21,920	1,687,237
Accumulated depreciation and impairment:	累計折舊及減值：				
At beginning of year	年初	324,815	650,985	9,397	985,197
Provided during the year	增加	21,762	45,016	2,246	69,024
Impairment during the year recognised in the profit and loss account	年內減值列入損益賬	4,000	24,000	—	28,000
Disposals	減少	(1,621)	(12,137)	(503)	(14,261)
At 31 December 2001	於二零零一年十二月三十一日	348,956	707,864	11,140	1,067,960
Net book value:	賬面淨值：				
At 31 December 2001	於二零零一年十二月三十一日	257,049	351,448	10,780	619,277
At 31 December 2000	於二零零零年十二月三十一日	278,555	376,681	12,540	667,776

Note: Accumulated impairment losses are aggregated with accumulated depreciation under the revised disclosure requirements of SSAP 17, as detailed in note 2 to the financial statements, whereas previously they were disclosed as an adjustment to the cost and accumulated depreciation of the assets. This change has been disclosed as a retrospective reclassification.

附註：累計減值損失根據會計實務準則第17號之經修訂披露規定，乃與累計折舊總合計算，詳情見財務報表附註2，而過往累計減值損失則披露為對資產原值及累計折舊作出之調整。此項轉變已按追溯方式重新分類。

13. FIXED ASSETS *(continued)*

All of the Group's buildings are situated in the PRC. The land on which the Group's buildings are erected is held on medium term leases.

At 31 December 2001, certain of the Group's buildings and machinery with a carrying value of approximately RMB34,881,000 (2000: RMB31,400,000) were pledged to secure certain short term bank loans granted to the Group (note 30(a)).

At 31 December 2001, certain of the Group's buildings with cost of approximately RMB37,732,000 and accumulated depreciation and impairment of RMB31,463,000 were leased to third parties under operating leases, the depreciation and impairment loss of these fixed assets recognised in the consolidated profit and loss account during the year amounted to RMB1,398,000 and RMB4,000,000, respectively, further details of which are included in note 37(a) to the financial statements.

At 31 December 2001, certain of the Group's plant, machinery and equipment with cost of approximately RMB61,791,000 and accumulated depreciation and impairment of RMB53,581,000 were leased to third parties under operating leases, the depreciation and impairment loss of these fixed assets recognised in the consolidated profit and loss account during the year amounted to RMB892,000 and RMB4,000,000, respectively, further details of which are included in note 37(a) to the financial statements.

13. 固定資產*(續)*

本集團所有房屋及建築物均位於中國。本集團租用之土地以興建房屋及建築物均以中期租約持有。

於二零零一年十二月三十一日，本集團若干賬面值約人民幣34,881,000元(二零零零年：人民幣31,400,000元)之建築物及機器已作抵押，以取得授予本集團之若干短期銀行貸款(附註30(a))。

於二零零一年十二月三十一日，本集團若干房屋和建築物之原值約為人民幣37,732,000元，而累計折舊及減值約為人民幣31,463,000元；該等房屋及建築物已根據經營租約租予第三者，而於年內之綜合損益賬確認之固定資產折舊及減值損失分別為人民幣1,398,000元及人民幣4,000,000元，詳情載於財務報表附註37(a)。

於二零零一年十二月三十一日，本集團若干廠房、機器及設備之原值約為人民幣61,791,000元，而累計折舊及減值為人民幣53,581,000元。該等廠房、機器及設備已根據經營租約租予第三者。該等固定資產於年內在綜合損益賬確認之折舊及減值損失分別為人民幣892,000元及人民幣4,000,000元，詳情載於財務報表附註37(a)。

13. FIXED ASSETS *(continued)*

13. 固定資產（續）

Impairment during the year recognised in the profit and loss account is summarised as follows:

於年內在損益賬中確認之減值概述如下：

		Notes 附註	RMB'000 人民幣千元
First Tractor Qingjiang Tractor Company Limited ("FTQT")	一拖清江拖拉機有限公司（「一拖清江」）	(a)	20,000
Gear Factory	齒輪廠房	(b)	18,200
Standard Component Factory	標準零件廠房	(c)	8,000
Others	其他		1,800
			48,000

Notes:

(a) *Due to the continuing loss of FTQT, further impairment provision had been made during the year to write down the fixed assets of FTQT to its recoverable amount. The recoverable amount is determined based on the net selling price which is based on the scrap value of the assets.*

(b) *Due to the continuing decline in the tractor market, the directors anticipate that certain machineries of Gear Factory (a factory owned by the Company) will be under long term idle condition, and accordingly, an impairment provision has been made to write down those fixed assets which do not have other use to its recoverable amount. The recoverable amount is determined based on the net selling price which is based on the scrap value of the assets.*

(c) *Due to the continuing decline in the tractor market, certain buildings, plant, machinery and equipment of Standard Component Factory (a factory owned by the Company), have been written down to recoverable amount, which is determined based on its value in use. The discount rate used in determining the value in use is 9% per annum.*

附註：

(a) *由於一拖清江持續錄得虧損，故於年內進一步補提減值準備，將一拖清江之固定資產撇減至其可收回值。可收回數額按資產殘值所定之售價淨額而釐定。*

(b) *由於拖拉機市場持續不景，董事們預計齒輪廠房（本公司擁有之其中一間廠房）的若干機器將會長期處於閒置狀態，因此本公司已對此等並無其他用途的固定資產作出減值準備，將其撇減至可收回值。可收回數額按資產殘值所定之售價淨額而釐定。*

(c) *由於拖拉機市場持續不景，標準零件廠房（本公司擁有之其中一間廠房）之若干房屋和建築物、廠房、機器及設備已撇減至按使用價值釐定之可收回值。釐定使用價值所採用之折扣年率為9%。*

14. CONSTRUCTION IN PROGRESS 14. 在建工程

		Group 本集團 2001 二零零一年 RMB'000 人民幣千元	Company 本公司 2001 二零零一年 RMB'000 人民幣千元
Cost:	成本：		
At beginning of year	年初		
As previously reported	如先前所呈報	63,468	56,074
Reclassified to accumulated impairment (note)	重新分類至累計減值(附註)	10,135	8,864
As restated	重新列賬	73,603	64,938
Additions	增加	59,926	46,929
Transfer to fixed assets (note 13)	轉入固定資產(附註13)	(63,951)	(51,057)
Write-off	撇銷	(1,495)	(1,495)
At 31 December 2001	於二零零一年十二月三十一日	68,083	59,315
Accumulated impairment:	累計減值：		
At beginning of year	年初		
As previously reported	如先前所呈報	—	—
Reclassified from cost (note)	從成本中重新分類(附註)	10,135	8,864
As restated	重新列賬	10,135	8,864
Impairment during the year recognised in the profit and loss account	年內減值列入損益賬	411	—
Write-off of provision for impairment against cost	撇銷成本之減值準備	(1,495)	(1,495)
At 31 December 2001	於二零零一年十二月三十一日	9,051	7,369
Net book value:	賬面淨值：		
At 31 December 2001	於二零零一年十二月三十一日	59,032	51,946
At 31 December 2000	於二零零零年十二月三十一日	63,468	56,074

Note: Accumulated impairment losses are separately disclosed under the revised disclosure requirement of SSAP 17, as detailed in note 2 to the financial statements, whereas previously they were disclosed as an adjustment to the cost of the construction in progress. This change has been disclosed as a retrospective reclassification.

附註：累計減值損失根據會計實務準則第17號之經修訂披露規定而另作披露，詳情載於財務報表附註2，而過往則披露為在建工程成本之調整。此項轉變已按追溯方式重新分類。

15. GOODWILL AND NEGATIVE GOODWILL

As detailed in note 3 to the financial statements, the Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions which occurred prior to 1 January 2001, to remain eliminated against consolidated reserves or credited to the capital reserve, respectively.

The amounts of goodwill and negative goodwill remaining in consolidated reserves, arising from the acquisitions of subsidiaries are RMB39,844,000 and RMB11,111,000, respectively. All the amounts of goodwill and negative goodwill are stated at cost.

15. 商譽及負商譽

誠如財務報表附註3所詳述，本集團已採納會計實務準則第30號之暫行規定。該項規定容許於二零零一年一月一日前產生之收購商譽及負商譽仍可分別從綜合儲備中抵銷或計入資本儲備。

自收購附屬公司所產生而仍留在綜合儲備之商譽及負商譽分別為人民幣39,844,000元及人民幣11,111,000元。商譽及負商譽之所有數額均按原值列賬。

16. INTERESTS IN SUBSIDIARIES

16. 附屬公司權益

		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資，按成本	255,246	239,551
Loans to subsidiaries	借予附屬公司貸款	102,000	—
Due from subsidiaries	應收附屬公司款項	388,511	569,164
Due to subsidiaries	應付附屬公司款項	(47,733)	(41,003)
		698,024	767,712
Provision for impairment	減值準備	(53,980)	(32,495)
Provision for amount due from a subsidiary	應收附屬公司準備	(46,505)	(26,505)
		597,539	708,712

16. INTERESTS IN SUBSIDIARIES *(continued)*

The loans to subsidiaries, which are granted in the form of designated deposits through certain banks in the PRC, are unsecured, bear interest rate at 5.85% per annum and are repayable within one year.

The balances due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. Included therein are amounts due from/to subsidiaries aggregating RMB261,562,000 and RMB24,000, respectively (2000: RMB436,215,000 and RMB207,000, respectively) in respect of trading balances which, although technically currently repayable under the original terms of the transactions giving rise thereto, have been deferred and are therefore classified as non-current.

Particulars of the subsidiaries are as follows:

16. 附屬公司權益(續)

借予附屬公司之貸款為透過中國若干銀行以委託存款之方式授出，該等貸款為無抵押及附帶按年利率5.85%計算之利息，並須於一年內償還。

應收／應付附屬公司款項為無抵押、免息及無固定還款期。借予附屬公司貸款包括貿易款項有關之應收／應付附屬公司款項分別合共人民幣261,562,000元及人民幣24,000元(二零零零年：分別為人民幣436,215,000元及人民幣207,000元)。雖在技術上而言，按照有關交易原有條款，該等貿易款項須即時償還，但已作遞延計算，因此列為非流動款項。

附屬公司之詳情如下：

Name 公司名稱	Place of incorporation/ registration and operations 註冊成立／登記及經營地點	Nominal value of issued ordinary/ registered share capital 已發行普通股面值／註冊資本	Percentage of equity attributable to the Company 本公司應佔權益百分比 Direct 直接	 Indirect 間接	Principal activities 主營業務
Brilliance China Machinery Holdings Limited ("BCM") 華晨中國機械控股有限公司(「華晨機械」)	Bermuda 百慕達	US$12,000 12,000美元	90.1	—	Investment holding 投資控股
Yituo (Luoyang) Construction Machinery Co., Ltd. 一拖(洛陽)工程機械有限公司	PRC 中國	US$9,980,000 9,980,000美元	49	46	Manufacture and sale of tractors and construction machinery 生產及銷售拖拉機及工程機械
Yituo (Luoyang) Building Machinery Co., Ltd. 一拖(洛陽)建築機械有限公司	PRC 中國	US$9,980,000 9,980,000美元	49	46	Manufacture and sale of road rollers and road construction machinery 生產及銷售壓路機及路面建築機械
First Tractor Qingjiang Tractor Company Limited * ("FTQT") 一拖清江拖拉機有限公司(「一拖清江」)	PRC 中國	RMB80,000,000 人民幣80,000,000元	51	—	Manufacture and sale of tractors and related parts and components 生產及銷售拖拉機及有關零部件
Luoyang Changlun Agricultural Machinery Company Limited * 洛陽長侖農業機械有限公司	PRC 中國	RMB500,000 人民幣500,000元	99	—	Trading of tractors 拖拉機貿易
First Tractor Shenyang Tractor Company Limited * 一拖瀋陽拖拉機有限公司	PRC 中國	RMB27,000,000 人民幣27,000,000元	60	—	Manufacture and sale of tractors 生產及銷售拖拉機

16. INTERESTS IN SUBSIDIARIES *(continued)* 16. 附屬公司權益（續）

Name 公司名稱	Place of incorporation/ registration and operations 註冊成立／登記及經營地點	Nominal value of issued ordinary/ registered share capital 已發行普通股面值／註冊資本	Percentage of equity attributable to the Company 本公司應佔權益百分比 Direct 直接	 Indirect 間接	Principal activities 主營業務
Zhenjiang Huatong Aran Machinery Company Limited 鎮江華通阿倫機械有限公司	PRC 中國	US$1,000,000 1,000,000美元	—	53.2	Manufacture and sale of road construction machinery 生產及銷售路面建築機械
Zhenjiang Huachen Huatong Road Machinery Company Limited 鎮江華晨華通路面機械有限公司	PRC 中國	US$4,080,000 4,080,000美元	—	53.2	Manufacture and sale of road construction machinery 生產及銷售路面建築機械
Yituo (Luoyang) Harvester Co., Ltd.* 一拖(洛陽)收穫機械有限公司	PRC 中國	RMB45,695,000 人民幣45,695,000元	93.4	—	Manufacture and sale of agricultural harvesting machinery 生產及銷售農業收穫機械
Yituo (Zhenjiang) Harvester Co., Ltd.* 一拖(鎮江)收穫機械有限公司	PRC 中國	RMB11,984,400 人民幣11,984,400元	—	60.7	Manufacture and sale of agricultural harvesting machinery 生產及銷售農業收穫機械
Guizhou Zhenning Biological Industrial Co., Ltd.* 貴州鎮寧生物工業有限公司	PRC 中國	RMB16,000,000 人民幣16,000,000元	70	—	Manufacture and sale of biochemical products 生產及銷售生化產品
Luoyang Changhong High Technology Trading Company Limited * 洛陽高新長宏工貿有限公司	PRC 中國	RMB3,000,000 人民幣3,000,000元	91.7	8.2	Trading of tractors 拖拉機貿易

* *The names of the PRC subsidiaries in English are the direct translation of their respective registered names in Chinese.*

* 中國附屬公司之英文名稱是由其中文註冊名稱直接翻譯而成。

17. INTEREST/INVESTMENT IN A JOINTLY-CONTROLLED ENTITY

17. 聯合控制企業權益／投資

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Unlisted shares, at cost	非上市股份，按成本	—	—	25,000	25,000
Share of net assets	應佔資產淨值	29,388	28,688	—	—
		29,388	28,688	25,000	25,000

Goodwill remaining in consolidated reserves arising from the acquisition of the jointly-controlled entity amounted to RMB4,901,000 as at 1 January and 31 December 2001. The amount of goodwill is stated at cost.

自收購聯合控制企業所產生而仍留在綜合儲備之商譽於二零零一年一月一日及十二月三十一日為人民幣4,901,000元。商譽按原值列賬。

Particulars of the jointly-controlled entity are as follows:

聯合控制企業之詳情如下：

Name 名稱	Business structure 業務結構	Place of registration and operations 註冊及經營地點	Percentage of 所佔百分比 Ownership interest 所有權權益	Voting power 投票權	Profit sharing 盈利分配	Principal activities 主營業務
First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. 一拖寧波中策拖拉機汽車有限公司	Corporate 企業	PRC 中國	40	40	40	Manufacture and sale of tractors 生產及銷售拖拉機

The above investment in the jointly-controlled entity is directly held by the Company.

在以上聯合控制企業之投資由本公司直接擁有。

18. INTERESTS/INVESTMENTS IN ASSOCIATES 18. 聯營公司權益／投資

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Unlisted shares, at cost	非上市股份，按成本	—	—	42,000	42,000
Share of net assets	應佔資產淨值	—	14,788	—	—
		—	14,788	42,000	42,000
Provision for impairment	減值準備	—	—	(42,000)	(27,000)
		—	14,788	—	15,000

18. INTERESTS/INVESTMENTS IN ASSOCIATES *(continued)*

18. 聯營公司權益／投資(續)

Particulars of the principal associates are as follows:

主要聯營公司之明細如下：

Name 名稱	Business structure 業務結構	Place of registration and operations 註冊及經營地點	Percentage of ownership interest attributable to the Group 本集團應佔所有權權益百分比 Direct 直接	Indirect 間接	Principal activities 主營業務
Shanghai Qiangnong (Group) Company Limited 上海強農(集團)股份有限公司	Corporate 企業	PRC 中國	39.6	—	Trading of agricultural machinery 農業機械貿易
Shanghai Qiangnong Group Agricultural Machinery Co., Ltd. 上海強農集團農業機械有限公司	Corporate 企業	PRC 中國	—	25.74	Trading of agricultural machinery and electrical equipment 農業機械及電子設備貿易
Shanghai Agricultural Resources Trading Centre Co., Ltd. 上海農用物資貿易中心有限公司	Corporate 企業	PRC 中國	—	25.74	Trading of agricultural machinery and electrical equipment 農業機械及電子設備貿易
Shanghai Shennong Automobiles Services Co., Ltd. 上海申龍汽車服務有限公司	Corporate 企業	PRC 中國	—	31.68	Provision of transportation services 提供運輸服務
Shanghai Shangnong Property Development Company 上海尚隆房地產置業公司	Corporate 企業	PRC 中國	—	39.6	Property development 物業開發

The names of the above PRC associates in English are the direct translation of their respective registered names in Chinese.

以上之中國聯營公司之英文名稱乃由其中文註冊名稱直接翻譯而成。

The table above lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

上表列載董事們認為對本集團年內業績有重大影響或組成本集團淨資產之重要部分之本集團聯營公司。董事們認為詳列其他聯營公司資料則過於冗長。

19. LONG TERM INVESTMENTS 19. 長期投資

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Unlisted equity investments, at fair value	非上市權益性投資，按公平價值	91,608	48,608	55,303	25,303

Note: As at 31 December 2001, the Group's long term investments included an amount of RMB30 million (2000: RMB20 million) investment in China Yituo Group Finance Limited Company ("China Yituo Finance"), which representing 9.68% of the registered capital of China Yituo Finance. China Yituo Finance is a subsidiary of the Holding.

附註：於二零零一年十二月三十一日，本集團之長期投資包括為數人民幣30,000,000元(二零零零年：人民幣20,000,000元)於中國一拖集團財務有限責任公司(「中國一拖財務」)，該投資佔中國一拖財務註冊資本之9.68%。中國一拖財務乃控股公司之一間附屬公司。

20. INVENTORIES 20. 存貨

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Raw materials	原材料	130,445	112,880	60,853	65,648
Work in progress	在製品	143,075	156,863	66,900	71,420
Finished goods	產成品	235,457	269,522	52,878	67,921
Spare parts and consumables	備件及低值易耗品	50,478	59,773	45,520	53,294
		559,455	599,038	226,151	258,283

At 31 December 2001, the carrying amount of inventories of the Group carried at net realisable value included in the above balance was approximately RMB8.6 million (2000: RMB9.0 million).

於二零零一年十二月三十一日，上述結餘包括本集團以可變現淨值列賬之存貨約人民幣8,600,000元(二零零零年：人民幣9,000,000元)。

21. TRADE AND BILLS RECEIVABLES

The Group's trading terms with its customers are mainly on credit, where payment in advance for customers is normally required. The credit periods to its customers are 30 to 90 days. The Group seeks to maintain strict control over its outstanding receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

21. 應收賬款及應收票據

本集團與客戶之貿易主要以信貸方式進行，而客戶一般需要預付款項。客戶之信貸期一般為三十至九十日。本集團致力對尚餘應收款項維持嚴謹控制。

於結算日，按照發票日及扣除準備後之應收賬款及應收票據賬齡分析如下：

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Within 90 days	90天以內	238,195	261,766	57,429	32,368
91 days to 180 days	91至180天	53,960	103,326	14,618	11,038
181 days to 365 days	181至365天	72,625	58,690	13,393	21,191
1 to 2 years	1至2年	48,666	61,121	10,548	14,134
Over 2 years	2年以上	10,143	2,516	1,708	2,021
		423,589	487,419	97,696	80,752

22. OTHER RECEIVABLES

22. 其他應收款

		Notes 附註	Group 本集團		Company 本公司	
			2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Prepayments, deposits and other debtors	預付賬款，按金及其他應收款		98,622	92,576	40,219	44,541
Prepaid income tax	預付所得稅		3,757	—	—	—
Due from related companies	應收關連公司款項	23	3,899	10,896	3,315	3,315
Due from the Holding	應收控股公司款項	24	21,753	—	21,521	—
			128,031	103,472	65,055	47,856

23. DUE FROM/TO RELATED COMPANIES

The amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment.

23. 應收／應付關連公司款項

應收／應付關連公司款項為無抵押、免息及並無固定還款期。

24. DUE FROM/TO THE HOLDING

Except for a balance of approximately RMB5.7 million (2000: RMB106 million) due to the Holding which bears interest at 6.435% per annum (2000: interest rates ranging from 5.58% to 6.65% per annum), all of the other balances due from/to the Holding are interest-free. All of the balances with the Holding are unsecured and have no fixed terms of repayment.

24. 應收／應付控股公司

除了一筆為數約人民幣570萬元（二零零零年：人民幣1.06億元）的應付控股公司款項是按年利率6.435%（二零零零年：年利率5.58%至6.65%）計息之外，所有其他應收／應付控股公司的款項均為免息。所有與控股公司的賬款均為無抵押和無固定還款期。

25. SHORT TERM INVESTMENTS

25. 短期投資

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Listed government bonds, at market value - PRC	上市國家債券，按市值一中國	50,000	100,000	50,000	100,000
Listed equity securities, at market value:	上市權益性證券，按市值：				
Hong Kong	香港	—	9,640	—	—
PRC	中國	2,264	—	—	—
Other investment, at market value (note)	其他投資，按市值（附註）	30,000	—	30,000	—
		82,264	109,640	80,000	100,000

Note: On 23 July 2001, the Company entered into a designated investment agreement with an investment management company whereby the latter agreed to invest an amount of RMB30,000,000, on behalf of the Company, on short term investment portfolios comprising listed securities, government bonds and various funds in the PRC. The agreement was for a period of approximately 12 months, from 27 July 2001 to 22 July 2002.

附註：於二零零一年七月二十三日，本公司與一間投資管理公司訂立指定投資協議，據此，該投資管理公司同意代本公司投資人民幣30,000,000元於包含中國之上市證券、國家債券及各類資金之短期投資組合中。該協議為期約十二個月，由二零零一年七月二十七日至二零零二年七月二十二日。

26. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

26. 現金及現金等價物及已抵押存款

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Cash and bank balances	現金及銀行存款	266,604	333,261	126,416	173,301
Time deposits	定期存款	646,750	634,024	531,614	473,871
		913,354	967,285	658,030	647,172
Less: Deposits pledged for bank facilities	減：為取得銀行信貸額度而抵押之存款	(23,302)	—	(16,446)	—
Cash and cash equivalents	現金及現金等價物	890,052	967,285	641,584	647,172

27. TRADE AND BILLS PAYABLES

27. 應付賬款及應付票據

An aged analysis of trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

於結算日，按照發票日之應付賬款及應付票據賬齡分析如下：

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Within 90 days	90天以內	207,128	263,210	129,102	154,902
91 days to 180 days	91至180天	74,711	46,563	40,673	34,477
181 days to 365 days	181至365天	38,860	47,686	25,490	31,670
1 to 2 years	1至2年	30,875	24,950	14,366	14,168
Over 2 years	2年以上	21,680	20,916	11,801	11,469
		373,254	403,325	221,432	246,686

The Group's bills payables amounting to approximately RMB44,020,000 (2000: Nil) are secured by the pledge of certain of the Group's deposits amounting to approximately RMB23,302,000 (2000: Nil).

本集團約有人民幣44,020,000元(二零零零年：無)應付票據是以本集團若干存款約人民幣23,302,000元(二零零零年：無)作抵押。

28. OTHER PAYABLES AND ACCRUALS 28. 其他應付款及應計負債

		Notes 附註	Group 本集團 2001 二零零一年 RMB'000 人民幣千元	Group 本集團 2000 二零零零年 RMB'000 人民幣千元	Company 本公司 2001 二零零一年 RMB'000 人民幣千元	Company 本公司 2000 二零零零年 RMB'000 人民幣千元
Accruals and other liabilities	應計負債及其他負債		253,411	234,800	127,485	125,825
Provision for product warranties	產品保用準備	29	4,202	4,702	2,202	2,202
Due to related companies	應付關連公司款項	23	14,612	4,588	—	—
Due to the Holding	應付控股公司款項	24	7,894	119,773	—	10,892
			280,119	363,863	129,687	138,919

29. PROVISION FOR PRODUCT WARRANTIES 29. 產品保用準備

		Group 本集團 RMB'000 人民幣千元	Company 本公司 RMB'000 人民幣千元
At beginning of year	年初	4,702	2,202
Additional provision	增加準備	3,189	1,132
Amounts utilised during the year	年內使用數額	(3,689)	(1,132)
At 31 December 2001	於二零零一年十二月三十一日	4,202	2,202

The Group provides one-year warranties to its customers on certain of its tractors and components sold, under which faulty products are repaired or replaced. The amount of the provision for product warranties is calculated based on the unit rate charged by repair centres and the estimated number of units of tractors and components already sold which may require repairs and maintenance. The estimation basis is reviewed on an ongoing basis and revised where appropriate.

本集團為其出售之若干拖拉機及零件向客戶提供一年保養，如產品出現瑕疵不全時，客戶可獲提供維修或更換服務。產品保用準備數額按維修中心之單位收費，以及按可能需要維修保養之已售拖拉機及零件估計數目計算。本集團會不斷檢討估計基準，並於適當時候作出修訂。

30. INTEREST-BEARING BANK AND OTHER LOANS

30. 附帶利息之銀行貸款和其他貸款

		Group 本集團 2001 二零零一年 RMB'000 人民幣千元	Group 本集團 2000 二零零零年 RMB'000 人民幣千元	Company 本公司 2001 二零零一年 RMB'000 人民幣千元	Company 本公司 2000 二零零零年 RMB'000 人民幣千元
Bank loans:	銀行貸款：				
Secured	有抵押	74,420	25,650	—	—
Unsecured	無抵押	153,140	143,220	25,000	25,000
		227,560	168,870	25,000	25,000
Unsecured other loans	無抵押的其他貸款	29,500	49,959	—	—
		257,060	218,829	25,000	25,000
Bank loans repayable:	應在下列期限內償還之銀行貸款：				
Within one year	一年內到期	227,560	144,080	25,000	20,000
In the second year	於第二年內到期	—	24,790	—	5,000
		227,560	168,870	25,000	25,000
Other loans repayable:	應在下列期限內償還之其他貸款：				
Within one year	一年內到期	29,500	49,959	—	—
		257,060	218,829	25,000	25,000
Portion classified as current liabilities	分類為流動負債的部份	(257,060)	(194,039)	(25,000)	(20,000)
Long term portion	長期部份	—	24,790	—	5,000

(a) At 31 December 2001, certain of the Group's bank loans of RMB74,420,000 (2000: RMB25,650,000) are secured by the Group's certain buildings and machinery with an aggregate net carrying value of approximately RMB34,881,000 (2000: RMB31,400,000),

In addition, the Holding has guaranteed certain of the Group's bank and other loans up to RMB34,700,000 and RMB200,000, respectively (2000: RMB40,000,000 and RMB36,177,000, respectively) as at the balance sheet date.

(a) 於二零零一年十二月三十一日，本集團若干銀行貸款為數人民幣74,420,000元（二零零零年：人民幣25,650,000元）乃以本集團賬面淨值總額約人民幣34,881,000元（二零零零年：人民幣31,400,000元）之若干建築物及機器作抵押。

此外，於結算日，控股公司為本集團向若干銀行及其他貸款作出擔保，該貸款金額分別為人民幣34,700,000元及人民幣200,000元（二零零零年：分別為人民幣40,000,000元及人民幣36,177,000元）。

30. INTEREST-BEARING BANK AND OTHER LOANS *(continued)*

30. 附帶利息之銀行貸款和其他貸款(續)

(b) Other loans are unsecured and bear interest at rates ranging from 5.85% to 8.4% (2000: 6.44% to 9.72%) per annum.

(b) 其他貸款均為無抵押，按年利率5.85%至8.4%(二零零零年：6.44%至9.72%)計息。

31. DEFERRED TAX

31. 遞延稅項

		Group and Company 本集團和本公司	
		2001 二零零一年 *RMB'000* 人民幣千元	2000 二零零零年 *RMB'000* 人民幣千元
At beginning of year	年初	3,702	6,170
Credit for the year (note 10)	年內減少(附註10)	(2,468)	(2,468)
At 31 December	於十二月三十一日	1,234	3,702

The deferred tax of the Group and the Company is made in respect of the difference in income recognition for accounting and tax purposes regarding interest income arising from the over-subscription monies of the H shares proceeds received in 1997.

本集團及本公司就於一九九七年收取之H股超額認購所得款項之利息收入因記賬與繳稅時差作遞延稅項準備。

32. SHARE CAPITAL 32. 股本

		Company 本公司 2001 二零零一年 RMB'000 人民幣千元	Company 本公司 2000 二零零零年 RMB'000 人民幣千元
Registered, issued and fully paid:	註冊、已發行和繳足之股本：		
State-owned legal person shares of RMB1.00 each	每股面值人民幣1.00元之國有法人股	450,000	450,000
H shares of RMB1.00 each	每股面值人民幣1.00元之H股	335,000	335,000
		785,000	785,000

33. RESERVES

33. 儲備

Group	本集團	Share premium 資本公積 RMB'000 人民幣千元	Statutory common reserve 法定公積金 RMB'000 人民幣千元	Statutory public welfare fund 法定公益金 RMB'000 人民幣千元	Reserve fund 儲備基金 RMB'000 人民幣千元	Enterprise expansion fund 企業發展基金 RMB'000 人民幣千元	Capital reserve 資本儲備 RMB'000 人民幣千元	Retained profits/ (accumulated losses) 留存收益／(累積虧損) RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2000	於二零零零年一月一日	1,378,840	56,402	56,402	564	320	95	119,830	1,612,453
Net loss for the year	本年虧損淨額	—	—	—	—	—	—	(157,053)	(157,053)
Transfer from/(to) reserves	撥自／(撥往)儲備	—	1,767	1,767	—	—	—	(3,534)	—
Goodwill written off on acquisition of minority interests	於收購少數股東權益撇銷之商譽	—	—	—	—	—	(95)	(14,174)	(14,269)
At 31 December 2000 and beginning of year	於二零零零年十二月三十一日及年初結餘	1,378,840	58,169	58,169	564	320	—	(54,931)	1,441,131
Net loss for the year	本年虧損淨額	—	—	—	—	—	—	(117,799)	(117,799)
Transfer from/(to) reserves	撥自／(撥往)儲備	—	409	409	270	270	—	(1,358)	—
At 31 December 2001	於二零零一年十二月三十一日	1,378,840	58,578	58,578	834	590	—	(174,088)	1,323,332
Reserves retained by:	儲備保留於：								
Company and its subsidiaries	本公司及其附屬公司	1,378,840	58,578	58,578	834	590	—	(141,377)	1,356,043
Jointly-controlled entity	聯合控制企業	—	—	—	—	—	—	9,289	9,289
Associates	聯營公司	—	—	—	—	—	—	(42,000)	(42,000)
31 December 2001	於二零零一年十二月三十一日	1,378,840	58,578	58,578	834	590	—	(174,088)	1,323,332
Reserves retained by:	儲備保留於：								
Company and its subsidiaries	本公司及其附屬公司	1,378,840	58,169	58,169	564	320	—	(36,308)	1,459,754
Jointly-controlled entity	聯合控制企業	—	—	—	—	—	—	8,589	8,589
Associates	聯營公司	—	—	—	—	—	—	(27,212)	(27,212)
31 December 2000	於二零零零年十二月三十一日	1,378,840	58,169	58,169	564	320	—	(54,931)	1,441,131

Certain amounts of goodwill and negative goodwill arising on the acquisition of subsidiaries and a jointly-controlled entity remain eliminated against consolidated retained profits and credited to the capital reserve, respectively, as explained in notes 15 and 17 to the financial statements.

由收購附屬公司及聯合控制企業所產生之若干商譽及負商譽數額，分別維持於抵銷綜合留存收益中扣除及計入資本儲備，詳情見財務報表附註15及17。

33. RESERVES *(continued)*

33. 儲備*(續)*

Company	本公司	Share premium 資本公積 RMB'000 人民幣千元	Statutory common reserve 法定公積金 RMB'000 人民幣千元	Statutory public welfare fund 法定公益金 RMB'000 人民幣千元	Retained profits/ (accumulated losses) 留存收益／(累積虧損) RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2000	於二零零零年一月一日	1,378,840	48,388	48,388	101,260	1,576,876
Net loss for the year	本年虧損淨額	—	—	—	(147,310)	(147,310)
At 31 December 2000 and beginning of year	於二零零零年十二月三十一日及年初結餘	1,378,840	48,388	48,388	(46,050)	1,429,566
Net loss for the year	本年虧損淨額	—	—	—	(115,922)	(115,922)
At 31 December 2001	於二零零一年十二月三十一日	1,378,840	48,388	48,388	(161,972)	1,313,644

In accordance with the Company Law of the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% to 10% of its annual statutory profit after tax, as determined in accordance with PRC accounting standards and regulations, to a statutory common reserve ("SCR") and a statutory public welfare fund ("PWF"), respectively. No allocation to the SCR is required after the balance of the Company's SCR reaches 50% of its registered capital.

根據有關中國公司法及本公司之章程，本公司須將根據中國會計準則和制度所釐定之每年法定稅後利潤的10%及5%至10%分別撥往法定公積金(「公積金」)及法定公益金(「公益金」)。當本公司之公積金結餘達到註冊資本50%後，則毋須再提取公積金。

The SCR may only be used to offset accumulated losses, to expand the production operations of the Company, or to increase its paid-up capital.

公積金只可用作抵銷本公司累積虧損、擴大生產規模或增加實繳股本。

The PWF is used for the collective welfare of the staff and workers of the Company.

公益金需用於本公司職工之集體福利。

No transfer to SCR and PWF has been proposed by the directors because the Company incurred a loss during the year.

由於本公司於本年度錄得虧損，董事會建議不提取公積金及公益金。

At the balance sheet date, the Company had not utilised any SCR and PWF.

於結算日，本公司並無動用任何公積金及公益金。

33. RESERVES *(continued)*

During the year, the subsidiaries' aggregate appropriations to each of the SCR, PWF, reserve fund and enterprise expansion fund, as dealt with in the Group's financial statements, were RMB0.41 million (2000: RMB1.77 million), RMB0.41 million (2000: RMB1.77 million), RMB0.27 million (2000: Nil) and RMB0.27 million (2000: Nil), respectively. The appropriations to certain of the reserves are subject to approval by the board of directors of the respective subsidiaries, and the recently issued SSAP 9 (revised) requires that appropriations subject to approval subsequent to balance sheet date should not be recognised in the balance sheet. However, appropriation subject to subsequent approval already recognised in the balance sheet has not been reversed because the amount thereof is immaterial.

As at 31 December 2001, the Company had no retained profits (2000: Nil) available for distribution by way of cash or in kind.

As at 31 December 2001, in accordance with the Company Law of the PRC, an amount of approximately RMB1.38 billion (2000: RMB1.38 billion) standing to the credit of the Company's share premium account was available for distribution by way of future capitalisation issues.

33. 儲備（續）

本年內，附屬公司撥往公積金、公益金、儲備基金及企業發展基金而列入本集團財務報表之總數分別為人民幣410,000元（二零零零年：人民幣1,770,000元）、人民幣410,000元（二零零零年：人民幣1,770,000元）、人民幣270,000元（二零零零年：無）及人民幣270,000元（二零零零年：無）。撥往若干儲備之分配須經各自附屬公司董事會之批准，而根據最近發行之會計實務準則第9號（經修訂）規定，如須於結算日後批准之分配則不應記入資產負債表。然而，須經結算日後發出批准之分配而已於資產負債表確認者，由於數額並不重大，因此並無作出撥回。

於二零零一年十二月三十一日，本公司並沒有可供現金或實物分配的留存收益（二零零零年：無）。

於二零零一年十二月三十一日，根據中國公司法，本公司可以轉增股本形式分配的資本公積中約有人民幣13.8億元（二零零零年：人民幣13.8億元）。

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT 34. 綜合現金流量表附註

(a) Reconciliation of loss from operating activities to net cash inflow/(outflow) from operating activities (a) 經營業務虧損與經營業務之淨現金流入／(流出)調節表

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Loss from operating activities	經營業務虧損	(63,481)	(119,887)
Interest income	利息收入	(32,523)	(27,927)
Investment income from short term listed investments	短期上市投資之投資收入	(7,400)	—
Gain on disposal of short term listed investments	出售短期上市投資之收益	(7,715)	(3,000)
Dividend income from long term unlisted investments	長期非上市投資之股息收入	(1,250)	—
Unrealised loss on changes in fair values of short term listed investments	短期上市投資公平價值變動之未變現虧損	644	—
Depreciation	折舊	86,041	97,929
Impairment of construction in progress	在建工程減值	411	10,135
Impairment of fixed assets	固定資產減值	48,000	29,735
Loss on disposal of fixed assets	出售固定資產損失	1,590	1,874
Decrease in inventories	存貨減少	45,383	15,853
Provision/(reversal of provision) for obsolete inventories	陳舊存貨準備／(準備撥回)	(5,800)	16,600
Decrease/(increase) in trade and bills receivables	應收賬款及應收票據減少／(增加)	40,844	(17,889)
Provision for bad and doubtful debts	呆壞賬準備	22,986	64,651
Increase in prepayments, deposits and other debtors	預付款項、按金及其他應收款增加	(6,046)	(5,196)
Decrease/(increase) in amounts due from related companies	應收關連公司款項減少／(增加)	6,997	(4,960)
Decrease/(increase) in amount due from the Holding	應收控股公司款項減少／(增加)	(21,753)	106,378
Decrease in trade and bills payables	應付賬款及應付票據減少	(30,071)	(71,213)
Increase in accruals and other liabilities	應計負債及其他應付款增加	18,611	19,168
Product warranties provision movement, net	產品保用準備變動淨額	(500)	(2,000)
Increase in amounts due to related companies	應付關連公司款項增加	10,024	2,714
Increase/(decrease) in amount due to the Holding	應付控股公司款項增加／(減少)	(111,879)	12,995
Net cash inflow/(outflow) from operating activities	經營業務之淨現金流入／(流出)	(6,887)	125,960

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

34. 綜合現金流量表附註（續）

(b) Analysis of changes in financing during the year

(b) 年內籌資變動分析

		Issued capital (including share premium) 已發行股本（包括資本公積） RMB'000 人民幣千元	Bank and other loans 銀行及其他貸款 RMB'000 人民幣千元	Minority interests 少數股東權益 RMB'000 人民幣千元
At 1 January 2000	於二零零零年一月一日	2,163,840	197,970	195,409
Cash inflow from financing activities, net	籌資活動之淨現金流入	—	20,859	—
Arising from acquisition of subsidiaries	收購附屬公司所產生	—	—	11,995
Share of loss after tax of subsidiaries	應佔附屬公司除稅後虧損	—	—	(24,145)
Dividends paid to minority shareholders	支付少數股東之股息	—	—	(2,245)
Minority interests acquired	所購入之少數股東權益	—	—	(115,084)
At 31 December 2000 and beginning of year	於二零零零年十二月三十一日及年初	2,163,840	218,829	65,930
Cash inflow from financing activities, net	籌資活動之淨現金流入	—	38,231	—
Share of profit after tax of subsidiaries	應佔附屬公司除稅後溢利	—	—	3,406
Dividends paid to minority shareholders	支付少數股東之股息	—	—	(3,289)
At 31 December 2001	於二零零一年十二月三十一日	2,163,840	257,060	66,047

(c) Acquisition of subsidiaries

(c) 收購附屬公司

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Net assets acquired:	獲得之淨資產值：		
Fixed assets	固定資產	—	8,590
Cash and bank balances	現金及銀行存款	—	48,990
Prepayments, deposits and other debtors	預付款項、按金及其他應收款	—	182
Inventories	存貨	—	1,435
Trade and bills payables	應付賬款及應付票據	—	(1,212)
Minority interests	少數股東權益	—	(11,995)
		—	45,990
Satisfied by:	支付方法：		
Cash	現金	—	45,990

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Acquisition of subsidiaries *(continued)*

For the year ended 31 December 2000, the subsidiaries acquired contributed RMB9,081,000 to the Group's net operating cash outflows, received RMB157,000 in respect of the net returns on investments and servicing of finance, no payment was made in respect of tax, utilised RMB6,758,000 for investing activities and no contribution was made for financing activities.

Analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

34. 綜合現金流量表附註（續）

(c) 收購附屬公司（續）

本集團於截至二零零零年十二月三十一日止年度購入附屬公司帶來人民幣9,081,000元之營運現金淨流出。就投資回報及籌資費用收到人民幣157,000元，沒有就稅項支付任何款項，就投資活動動用人民幣6,758,000元及沒有就籌資活動帶來任何收益。

收購附屬公司之現金及現金等價物淨流入分析如下：

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Cash and bank balances acquired	獲得現金及銀行存款	—	48,990
Cash consideration	現金代價	—	(45,990)
Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	收購附屬公司之現金及現金等價物淨流入	—	3,000

The subsidiaries acquired in the prior year contributed RMB14,588,000 to the Group's turnover for the year ended 31 December 2000.

The post-acquisition losses before minority interests dealt with in the Company's consolidated financial statements for the year ended 31 December 2000 in respect of subsidiaries acquired amounted to RMB5.5 million.

新收購附屬公司為本集團截至二零零零年十二月三十一日止年度帶來人民幣14,588,000元之營業額。

新收購附屬公司之收購後除少數股東權益前之虧損計入本公司截至二零零零年十二月三十一日止年度綜合財務報表之數額為人民幣5,500,000元。

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

34. 綜合現金流量表附註(續)

(d) Acquisition of minority interests

(d) 收購少數股東權益

		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Net assets acquired:	獲得之淨資產淨值：		
Minority interests	少數股東權益	—	115,084
Goodwill arising on acquisition of minority interests	收購少數股東權益產生之商譽	—	14,269
		—	129,353
Satisfied by:	支付方法：		
Cash	現金	—	129,353

35. RETIREMENT BENEFITS

The Company participates in the central retirement and pension fund scheme organised by the Luoyang Municipal Government and makes an annual contribution representing 28% (2000: 25.5% to 28%) of the total annual wages of its employees to the aforesaid retirement and pension fund, out of which the pensions of the Company's retired employees are paid.

35. 退休福利

本公司已參加由洛陽市政府管理之中央定額退休金計劃。據此，本公司同意按員工每年工資總額的28%(二零零零年：25.5%至28%)作為供款。當員工退休時，所有退休員工之工資從該退休金中支付。

36. CONTINGENT LIABILITIES

As at 31 December 2001, the Company had given corporate guarantees of approximately RMB151.3 million (2000: RMB20.0 million) to certain banks and a financial institution in connection with facilities granted to a subsidiary. The facilities were utilised to the extent of approximately RMB96.3 million (2000: RMB20.0 million). Such contingent liabilities were not provided in the Company's financial statements.

Save as aforesaid, neither the Group, nor the Company had any significant contingent liabilities.

36. 或然負債

於二零零一年十二月三十一日，本公司就一間附屬公司的融資額度而向若干銀行及一間財務機構提供金額約為人民幣151,300,000元(二零零零年：人民幣20,000,000元)的公司擔保。該融資額度已動用約人民幣96,300,000元(二零零零年：人民幣20,000,000元)。該等或然負債並無在本公司財務報表中作出準備。

除以上所述者外，本集團及本公司均無任何重大或然負債。

37. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Company leases certain of its buildings and machinery (note 13 to the financial statements) under operating lease arrangements. Leases for buildings and machinery are negotiated for terms ranging from one to five years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 December 2001, the Group and the Company had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

37. 經營租約安排

(a) 作為出租人

本公司根據經營租約安排出租若干房屋及建築物(財務報表附註13)。房屋及建築物，以及機器之租約均按一至五年租期釐定。租約之條款一般亦規定租客支付按金，並有訂明按實際市況定期調整租金。

於二零零一年十二月三十一日，本集團及本公司根據下列期間到期、與租客簽訂之不可撤銷經營租約而於未來應收之最低租賃款項總額如下：

		Group and Company 本集團和本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Within one year	一年內	3,111	—
In the second to fifth years, inclusive	第二至第五年(首尾兩年包括在內)	10,560	—
		13,671	—

37. OPERATING LEASE ARRANGEMENTS *(continued)*

37. 經營租約安排(續)

(b) As leasee

The Group leases certain land, buildings, plant and machinery under operating lease arrangements. Leases for land and buildings are negotiated for terms ranging from 1 to 50 years, and those for plant and machinery for terms of one year with renewal options.

At 31 December 2001, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

(b) 作為承租人

本集團根據經營租約安排承租若干土地、房屋與建築物、廠房及機器。土地及房屋與建築物之租期按一至五十年之租期釐定，而廠房及機器之租期為一年並可獲選擇續期。

於二零零一年十二月三十一日，本集團及本公司根據於下列期間到期之不可撤銷經營租約而於未來支付之最低租賃款項總額如下：

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元 (Restated) (重新列賬)	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元 (Restated) (重新列賬)
Within one year	一年內	12,299	21,385	10,000	6,750
In the second to fifth years, inclusive	第二至第五年(首尾兩年包括在內)	37,744	84,454	31,740	20,000
After five years	五年後	228,389	269,126	201,794	206,795
		278,432	374,965	243,534	233,545

SSAP 14 (Revised), which was adopted during the year, requires lessors under operating leases to disclose the total future minimum operating lease receivables under non-cancellable operating leases, as detailed in note (a) above. This disclosure was not previously required. SSAP 14 (Revised) also requires lessees under operating leases to disclose the total future minimum operating lease payments, rather than only the payments to be made during the next year as was previously required. Accordingly, the prior year comparative amounts for operating leases as lessee in note (b) above have been restated to accord with the current year's presentation.

於年內採納之會計實務準則第14號(經修訂)規定經營租約之出租人須披露根據不可撤銷經營租約之未來最低租約應收款項，詳情見上文附註(a)。過往並無需要作出此項披露。會計實務準則第14號(經修訂)亦規定經營租約之承租人須披露未來最低經營租約付款總額，而不只是披露過往所規定於未來一年須作出之付款。因此，在上文附註(b)，作為承租人經營租約之上年度比較數字，已重新列賬，以符合本年度之呈報方式。

38. CAPITAL COMMITMENTS

38. 資本承擔

In addition to the operating lease commitments detailed in note 37(b) above, the Group and the Company had the following capital commitments at the balance sheet date:

除於上文附註37(b)詳述之經營租賃承擔外，本集團及本公司於結算日有以下資本承擔：

		Group 本集團		Company 本公司	
		2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Capital commitments in respect of plant and machinery:	廠房及機器之資本承擔：				
Contracted for	已簽約	19,241	27,479	17,213	20,160
Authorised, but not contracted for	已批准但未簽約	—	18,500	—	18,500
Capital commitments in respect of purchase of equity interest in an associate:	購入一聯營公司股權之資本承擔：				
Contracted for	已簽約	12,415	—	—	—
Capital commitments in respect of additional capital contribution into subsidiaries:	向附屬公司額外注資之資本承擔：				
Authorised, but not contracted for	已批准但未簽約	174,075	15,695	174,075	15,695

39. RELATED PARTY TRANSACTIONS

39. 關連人士交易

(a) The significant transactions carried out between the Group and the Holding group, inclusive of subsidiaries and associates of the Holding, during the year are summarised as follows:

(a) 本年度，本集團與控股公司集團，包括控股公司之附屬公司及聯營公司的重大交易如下：

		Notes 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Sales of raw materials and components	銷售原材料及零部件	(i)	100,766	125,631
Purchases of raw materials and components	購買原材料及零部件	(i)	172,151	191,535
Purchases of utilities	支付動力費	(ii)	57,054	56,510
Fees paid for welfare and support services	支付福利及後勤服務費	(iii)	38,507	44,677
Purchases of transportation services	支付運輸費	(iii)	3,569	9,188
Research and development expenses paid	支付研究及開發費用	(iv)	2,308	2,600
Fees paid for the use of land	支付土地租金	(v)	5,000	5,000
Fees paid for the use of trademark	支付商標費	(vi)	2,308	2,600
Rentals paid in respect of:	支付租金：			
Buildings	建築物	(vii)	2,143	1,763
Plant and machinery	機器及設備	(vii)	2,657	5,000
Fees paid for agency services	支付代理服務費	(viii)	989	—

(b) The significant transactions carried out between FTQT and its minority shareholder during the year are summarised as follows:

(b) 本年度一拖清江及其少數股東之重大交易如下：

		Notes 附註	2001 二零零一年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元
Sales of raw materials and components	銷售原材料及零部件	(i)	2,557	4,854
Purchases of raw materials and components	購買原材料及零部件	(i)	11,719	18,417
Sales of utilities	收取動力費	(ii)	1,529	1,542

39. RELATED PARTY TRANSACTIONS *(continued)*

Notes:

(i) *Pursuant to relevant agreements, the pricing in respect of raw materials and components is determined by reference to the state price (i.e., mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such raw materials or components, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.*

(ii) *Pursuant to relevant agreements, the pricing in respect of utilities is determined by reference to the state price (i.e., mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.*

(iii) *Pursuant to relevant agreements, the pricing in respect of each of the welfare and supporting services and transportation services is determined by reference to the state price (i.e., mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.*

(iv) *Pursuant to relevant agreements, the pricing in respect of routine research and development services is calculated at a rate of 0.2% (2000: 0.2%) of the Company's net annual turnover.*

(v) *Pursuant to relevant agreements, the annual rental for the use of land is RMB5 million (2000: RMB5 million) subject to a further land rental adjustment announced by the relevant state land administration authorities.*

(vi) *Pursuant to relevant agreements, the pricing for the use of the trademark is charged at a rate of 0.2% (2000: 0.2%) of the Company's net annual turnover.*

(vii) *Pursuant to relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.*

(viii) *Pursuant to relevant agreements, the pricing of agency fees is based on certain percentages of the invoiced value of goods sold through the agent.*

39. 關連人士交易（續）

附註：

(i) *根據有關協議，原材料及零部件之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等原材料或零部件並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。*

(ii) *根據有關協議，動力之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。*

(iii) *根據有關協議，福利及後勤服務與運輸服務之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。*

(iv) *根據有關協議，日常研究及開發服務之定價乃根據本公司全年營業淨額0.2%(二零零零年：0.2%)計算。*

(v) *根據有關協議，使用土地之全年租金為人民幣5,000,000元(二零零零年：人民幣5,000,000元)，除非有關之國有土地管理局宣佈調整土地租金。*

(vi) *根據有關協議，商標使用的價格按本公司全年營業淨額的0.2%(二零零零年：0.2%)計算。*

(vii) *根據有關協議，建築物及機器設備之租賃價格根據相關資產之折舊計算。*

(viii) *根據有關協議，代理費用價格乃按照透過代理出售貨品之發票值之若干百分比計算。*

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) Further details of the balances with related parties are set out in notes 23 and 24 to the financial statements.

(d) At the balance sheet date, the Holding guaranteed certain bank loans and other loans made to the Group up to RMB34.7 million (2000: RMB40.0 million) and RMB0.2 million (2000: RMB36.2 million), respectively, as further detailed in note 30 to the financial statements.

40. POST BALANCE SHEET EVENT

On 21 November 2001, Brilliance China Machinery Holdings Limited ("BCM"), a subsidiary of the Company, entered into an acquisition agreement with a foreign independent third party, for the acquisition of the 25% shareholding of Yituo (Luoyang) Diesel Company Ltd. ("YLDC") from that foreign party for a cash consideration of USD1.5 million. YLDC is a Sino-foreign equity joint venture company incorporated in the PRC with registered capital of USD6.0 million, of which the Holding held a 75% equity interest. YLDC is engaged in the design, manufacture and sale of diesel engines and ancillary products. The relevant approval documents had been issued by the government authorities in March 2002.

39. 關連人士交易(續)

(c) 與關連人士之結餘的進一步詳情載於本財務報表附註23及24。

(d) 於結算日，控股公司就若干給予本集團之銀行貸款及其他貸款作出最高分別達人民幣34,700,000元(二零零零年：人民幣40,000,000元)及人民幣200,000元(二零零零年：人民幣36,200,000元)之擔保，詳情見財務報表附註30。

40. 結算日後事項

於二零零一年十一月二十一日，本公司之附屬公司華晨中國機械控股有限公司(「華晨機械」)與一外國獨立第三方訂立收購協議，以現金代價1,500,000美元收購一拖(洛陽)柴油機有限公司(「一拖柴油機」)25%之股權。一拖柴油機為於中國註冊成立之中外合資經營公司，其註冊資本為6,000,000美元，而其75%股權由控股公司持有。一拖柴油機從事設計、生產及銷售柴油機及其零配件。相關政府機構已於二零零二年三月簽發有關批准文件。

41. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

41. 比較數字

誠如財務報表附註2所詳述，由於在本年度採納若干新增及經修訂會計實務準則，於財務報表之若干項目及結餘之會計處理方法及呈報方式已作修訂，以符合新規定。因此，若干比較數額已重新分類，以符合本年度之呈報方式。

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 26 April 2002.

42. 財務報告之批准

董事會於二零零二年四月二十六日批准及授權發佈本財務報表。

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

FINANCIAL HIGHLIGHTS

Turnover : RMB1,863,824,000
Net Loss : RMB117,799,000
Loss Per Share : RMB15.01 cents

The board of directors (the "Directors") of First Tractor Company Limited (the "Company") announced the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2001, which have been prepared in accordance with accounting principles generally accepted in Hong Kong, together with 2000 comparative figures, set out (unless otherwise stated, the figures contained in this announcement are denominated in Renminbi) as follows:

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
(PREPARED UNDER HONG KONG ACCOUNTING STANDARDS)

	Notes	Year ended 31 December 2001 RMB'000	2000 RMB'000
Turnover	(3)	1,863,824	1,997,314
Cost of sales		(1,625,739)	(1,738,817)
Gross profit		238,085	258,497
Other revenue and gains		99,697	64,993
Selling expenses		(89,516)	(109,255)
Administrative expenses		(216,242)	(195,494)
Other operating expenses		(95,505)	(138,628)
Loss from operating activities	(4)	(63,481)	(119,887)
Finance costs		(20,168)	(19,627)
Share of profits less losses of:			
Jointly-controlled entity		830	861
Associates		(14,788)	(29,403)
Loss before tax		(97,607)	(168,056)
Tax	(5)	(16,786)	(13,142)
Loss before minority interests		(114,393)	(181,198)
Minority interests		(3,406)	24,145
Net loss from ordinary activities attributable to shareholders		(117,799)	(157,053)
Transfers to reserves	(6)	1,358	3,534
Dividend		—	—
Loss per share - Basic	(7)	RMB15.01 cents	RMB20.01 cents

Notes:

1. Basis of presentation

The results of the year have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAPs"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The results of the year have been prepared under the historical cost convention, except for the periodic remeasurement of debt and equity investments.

2. Changes of Accounting Policies

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

SSAP 9 (Revised)	"Events after the balance sheet date"
SSAP 14 (Revised)	"Leases"
SSAP 18 (Revised)	"Revenue"
SSAP 26	"Segment reporting"
SSAP 28	"Provisions, contingent liabilities and contingent assets"
SSAP 29	"Intangible assets"
SSAP 30	"Business combinations"
SSAP 31	"Impairment of assets"
SSAP 32	"Consolidated financial statements and accounting for investments in subsidiaries"
Interpretation 12	"Business combinations-subsequent adjustment of fair values and goodwill initially reported"
Interpretation 13	"Goodwill-continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves."

The changes in accounting policies resulting from the adoption of the above SSAPs and Interpretations do not have any significant effect on the financial statements of the Group.

3. Turnover

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions.

Details of the Group's turnover and contribution to profit/(loss) from operating activities by principal activities and geographical area of operations for the year ended 31 December 2001 are as follows:

	Turnover 2001 RMB'000	Turnover 2000 RMB'000	Contribution to profit/(loss) from operating activities 2001 RMB'000	Contribution to profit/(loss) from operating activities 2000 RMB'000
By business segments				
Tractor operation	1,333,838	1,536,016	(135,667)	(180,353)
Road machinery operation	433,218	393,381	34,793	28,894
Construction machinery operation	178,571	243,156	(2,828)	16,016
Others	40,375	14,588	(8,023)	(15,371)
Eliminations	(122,178)	(189,827)	—	—
	1,863,824	1,997,314	(111,725)	(150,814)
Interest, dividend and investment income			48,888	30,927
Unallocated expenses			(644)	—
			(63,481)	(119,887)

Over 90% of the Group's revenue, results, assets and capital expenditures are derived from operations carried out in the People's Republic of China (the "PRC") and accordingly, no geographical segment information is presented.

4. Loss from operating activities

The Group's loss from operating activities is arrived at after charging/(crediting):

	2001 RMB'000	2000 RMB'000
Depreciation of fixed assets	86,041	97,929
Interest income	(32,523)	(27,927)
Profit from sundry sales	(8,886)	(9,121)
Rental income	(3,220)	—
Trademark licence fee	(10,320)	—
Investment income from short term listed investments	(7,400)	—
Gain on disposal of short term listed investments	(7,715)	(3,000)
Dividend income from long term unlisted investments	(1,250)	—

5. Tax

	2001 RMB'000	2000 RMB'000
The Company and subsidiaries		
PRC Income tax provided for the year	19,124	15,412
Deferred tax	(2,468)	(2,468)
	16,656	12,944
Share of tax attributable to		
Jointly-controlled entity	130	198
Associates	—	—
Tax charge for the year	16,786	13,142

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the two years ended 31 December 2001.

The PRC income tax for the Company and its subsidiaries is calculated at rates ranging from 12% to 33% (2000: 9% to 33%), on their estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

Profits tax of the subsidiary operating outside the PRC is subject to the rate applicable in its jurisdiction.

The PRC income tax of the associates and jointly-controlled entity is calculated at rates ranging from 15% to 33% (2000: 0% to 33%) on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

There was no material unprovided deferred tax during the year or at the balance sheet date (2000: Nil).

6. Transfers to reserves

	2001 RMB'000	2000 RMB'000
Statutory common reserve	409	1,767
Statutory public welfare fund	409	1,767
Other reserve funds	540	
	1,358	3,534

In accordance with the Company Law of the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% to 10% of its annual statutory profit after tax, as determined in accordance with PRC accounting standards and regulations, to a statutory common reserve ("SCR") and a statutory public welfare fund ("PWF"), respectively. No allocation to the SCR is required after the balance of the Company's SCR reaches 50% of its registered capital.

The SCR may only be used to offset accumulated losses, to expand the production operations of the Company, or to increase its paid-up capital.

The PWF is used for the collective welfare of the staff and workers of the Company.

No transfer to SCR and PWF has been proposed by the board of directors because the Company incurred a loss during the year.

During the year, the subsidiaries' aggregate appropriations to reserves dealt with in the Group's financial statements were RMB1,358,000.

7. Loss per share

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB117,799,000 (2000: RMB157,053,000) and the weighted average of 785,000,000 (2000: 785,000,000) ordinary shares in issue during the year.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

8. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

BUSINESS REVIEW

The Group's loss in 2001 narrowed to 25% as it benefited from (1) a relatively large increase in the sale of its new products, of which, sales of 1002/1202 crawler tractor series rose by 314 units over the same period of last year, representing an increase of 36.68%, an additional 120 large-wheeled tractors were sold over the same period of last year, representing an increase of 42.3%, and 1,592 more 30/40 medium-wheeled tractors were sold over the same period of last year, representing an increase of 758.10%; (2) an increase in the construction machinery business such as bulldozers; (3) a fall in the unit cost of tractors over the same period of last year; (4) a relatively large increase in income from new businesses.

During the reporting period, the Company still have not turned around from loss position because:

(1) Agricultural machinery business

(1) slowdown in income growth of farmers meant that farmers were less able and willing to make purchases; (2) the market lacked a new hot product and the launch of new products could not keep up with the speedy changes in market demand; (3) new entrants into the market have intensified competition. During the reporting period, the Company's sales of large-medium tractors amounted to 6,109 units, representing a decrease of 36% over the same period of last year, of which sales of large crawler tractors was 3,903 units, representing a decrease of 41.7% over the same period of last year, whilst sales of small-wheeled tractors amounted to 53,428 units, representing a decrease of 14% over the same period of the last year.

(2) Construction machinery business

Construction machinery products such as the rolling machinery, earthwork machinery and road machinery of Brilliance China Machinery Holdings Limited ("BCM") benefited from an increase in basic infrastructure and as a result, recorded a growth in profit but still cannot cover the loss of the Group. During the reporting period, the Group sold 1,203 road rollers, representing a decrease of 4.5% over the same period of last year (the industry fell 10%); 214 bulldozers, representing an increase of 28.9% over the same period of last year, 164 pavers, representing an increase of 20% over the period of last year, and 48 mixers, representing an increase of 33% over the same period of last year.

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

RESEARCH AND DEVELOPMENT

In 2001, the Company has successfully raised the quality of its products, expanded its sales and increased its market share. At the same time, the Company has also focused on the changing needs of its customers and restructured its product mix positively, and has tried to cater for customers' needs through research and development of new products.

Newly developed agricultural machinery products include: 30/40 medium-wheeled tractor; Dongfanghong-1002-1 crawler tractor (with YT4130 engine); a "New Century, New Hope" product and Dongfanghong-SD200 floating half-axle "Shandiwang" transportation model were introduced in small-wheeled tractor product line; and Dongfanghong X800/804 large wheeled tractor.

Newly developed construction machinery products include: YZ16C, YZ18C and YZ18F road rollers; WLTLY9500 multi-functional pavers, HTH8500 four-crawler cement pavers, and the ABH1500, MODU30, MODU45, and LIBY9500 and the LIB1500 models of mixing machinery.

The Company will continue to insist on its product development strategy: to respond swiftly to the market, develop and manufacture products which are marketable and to the satisfaction of customers.

BUSINESS DEVELOPMENT STRATEGY

In 2002, the State will continue to widen its "withdrawals and returns" reforestation work and speed up the adjustment and improvement work in the agricultural sector. This will definitely affect the sales of its large-wheeled crawler tractors. At the same time, the State will implement such measures as expanding the channels for farmers to increase their incomes, and increasing investment in agricultural industry. To increase farmers' incomes and to reduce their liabilities are the prime mission for the State to improve the overall economic environment. This will present an opportunity for the Company to raise the sales of its large, medium and small-wheeled tractors. In 2002, the State will continue to implement the grand development strategy in Western region and to facilitate the prime construction projects like railway from Qinghai to Tibet, natural gas from West to East, and electricity from West to East, etc., and also roads construction projects. These will lead to a continuous growth in the demand for construction machinery, which means that there will be a wide opening in the market for products of the Group such as: bulldozers, rollers, mixers, pavers and maintenance machinery.

With China becoming a member of the World Trade Organisation (WTO), China's businesses must now operate in an environment where "competition has no walls, markets have no boundaries". Entering into WTO brings about enormous effects to China's agricultural industry, which indirectly affects the operation and development of China's agricultural enterprises. Meanwhile, it has created opportunities and improved conditions for the Group's tractor and construction machinery products to enter into international markets. As such, the Company's operation and development will face enormous challenges in 2002 brought about by domestic and overseas changes, but these challenges will also create potential market opportunities for the Company. New entrants to the market has intensified competition. Our strategies are as follows:

1) Strengthening and expanding the agricultural and construction machinery businesses

   Agricultural machinery business

   In response to the needs of customers and the trend of competition, the Company will enhance the 25HP-90HP products within the 15HP-120HP ranged market, but with an eye still on those products of less than 25HP and those of more than 90HP. At the same time, the Company will put its effort in exploring market for such agricultural products as tractors' accessories. We aim not only to supply the main machinery for customers, but also products which can complement with agricultural machinery. This will create breakthrough for the agricultural industry.

   Construction machinery business

   The Company will grasp the opportunities provided by the State's improvement in infrastructure and its implementation of grand development strategy of the western region by speeding up the development of the whole range of its construction machinery products such as rolling machinery, earthwork machinery, paving machinery, mixing machinery and maintenance machinery.

2) Enlarging business opportunities by specialisation in the Company's specialised component plants.

3) Restructuring and reorganisation of the business of its subsidiaries and increasing the return of investment made by the Company.

4) Endeavouring to international cooperation, introducing new advanced products, advanced technology, advanced management and experience from oveaseas.

IMPROVING OPERATIONS AND RAISING EFFICIENCY

The Company is raising efficiency through emphasising management innovation, absorbing new management ideas and experiences, and by improving operations and efficiency

The Directors believe that through adjustment in product mix, rationalization of human resources and implementation of management strategy, the Company can manage to overcome difficulties in adverse operating environment and minimize the external adverse impact on the Company and to be able to uphold the weakening economics of scales so as to put the operations of the Company into benign cycle and thereby providing more satisfactory investment return for shareholders

ANALYSIS OF RESULTS

As at 31 December 2001, the total turnover of the Group amounted to RMB1,863,824,000, representing a decrease of 6.68% over the same period last year. The consolidated loss after taxation and minority interests amounted to RMB117,799,000, representing a 25% decrease over the same period last year. The loss per share amounted to RMB15.01 cents.

Turnover of the Group fell slightly compared to last year as income from both tractors and construction machinery fell 13.16% and 26.56% respectively as compared with the same period last year. However, turnover of road machinery operation, the other business segment of the Group, increase 10.13% from last year.

In 2001, there was no real improvement in the sliding trend of sales volume of China's tractor industry. The main reason for a decrease in sales income of the Company's tractors operation was a relatively large fall (approximately 55%) in sales for its main product 70/80 crawler tractors. Sales of the Company's small-wheeled tractors also fell (approximately 14%). In face of severe external market conditions, the management of the Company has put much efforts on management strategies and further reinforced its adjustment to the product mix and business structure. In this way, the Company has met the market demands on its products. In 2001, sales of 1002/1202 crawler tractors and 30/40 medium-wheeled tractors, both new models in replace of old product, rose 36.68% and 758.10% in 2001 respectively as compared with the same period last year. Although still in preliminary stage, the adjustment to the product mix has achieved initial success and set a basis for new source of profit growth.

The management has included external sources of operating income into its profit target accessment and to facilitate various production units into market for competition and also to seek new source of economic growth. In 2001, the Company's income and realised gross profit for its new businesses rose 2.29 times and 2.28 times respectively compared with the same period last year, creating the best results ever since the establishment of the Company. As such, the creation of new businesses has led to a reduction in loss.

COST ANALYSIS

In respect of cost control, the management still implement "Fully Comprehensive, Multi-dimensional and Stringent Control on Water, Electricity, Heat and Gas" as the framework of target cost management. The comprehensive cost control system was also established through dimensions on "Reinforcement in Management, Emphasis on Technology and Employment of Capital", and there were signs of cost and expenses reduction. In 2001, amidst fall of income, the Company has began to implement such measures as value engineering, strategic procurement, target cost management system, cost security system and resulted in a decrease in variable cost and controllable expenses.

As at 31 December 2001, the administrative expenses of the Company amounted to RMB134,514,000, a rise of 7.76% from the same period last year. The main reason for increase in administrative expenses was consultancy fees paid to management consultants in 2001. Apart from this, all other expenses under administrative expenses decreased from the same period last year. Based on the principle of "Top-down from management and Bottom-up from unit cost", the Company managed to raise efficiency of procurement funds utilization by implementing a public tender for all office equipments and comparative pricing in procurement.

LIQUIDITY AND FINANCIAL ANALYSIS

As at 31 December 2001, the cash and bank balances of the Group amounted to RMB913,354,000 which had decreased by RMB53,931,000, representing a decline of 5.6% compared with 2000.

As at 31 December 2001, the Group's short term bank loans amounted to RMB257,060,000, an increase of RMB63,021,000 compared to 2000. The Group had no long term bank loans. As at 31 December 2001, the gearing ratio was 31.74% (total liabilities/total assets x 100%), which showed a slight decrease when compared to that of 32.39% of last year.

As at 31 December 2001, net accounts receivable of the Group amounted to RMB354,333,000, decreased by RMB129,885,000, represently a decline of 26.8% compared with 2000. The main reason for the fall in the Group's accounts receivable was that the Company put the management of accounts receivable and inventory as a priority item throughout the year and to this end, the Company has set up a supervisory team specialize in clearing up inventory and bad debts, and to set clearing guidelines to relevant departments such that the workload was spread over to personnel responsible. As a result, the Company effectively reduced the attributable cost of funds and enabled the Company's assets to remain in the most favourable status.

PLEDGE OF ASSETS

As at 31 December 2001, certain of the Group's buildings and machinery with a carrying value of approximately RMB34,881,000 were pledged to banks to secure certain short term bank loans granted to the Group.

Apart from this, certain deposits amounting to approximately RMB23,302,000 were pledged to banks to secure general banking facilities granted by banks to the Group.

INVESTMENTS

As at 31 December 2001, several subsidiaries owned by the Company have mixed performance in operations, among which road machinery and building machinery businesses still achieved an uprise in growth, with RMB14,095,000 and RMB4,739,000 of profit recorded respectively, representing an increase of 19.5% and 11.5% respectively as compared with the same period last year. However, performance of First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited and Yituo (Luoyang) Harvestor Co., Ltd. was unsatisfactory with a loss in 2001.

During the year, Brilliance China Machinery Holdings Limited, a subsidiary of the Company, entered into an acquisition agreement with an independent third party, Hong Kong Shuntat Technological Industrial Company, for the acquisition of the 25% shareholding of Yituo (Luoyang) Diesel Company Ltd from Hong Kong Shuntat Technological Industrial Company for a cash consideration of USD1.5 million.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, the following interests of 10% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Chapter 396 of the laws of Hong Kong ("SDI Ordinance"):

Shareholders	Class	Number of shares ('000 shares)	Percentage of total shares (%)
China First Tractor Group Company Limited	State-owned legal person shares	450,000	57.32
The HKSCC Nominees Limited	H shares	329,456	41.97

Save as disclosed above, the directors are not aware that any persons held, directly or indirectly, an interest of 10% or more in the share capital of the Company as required to be recorded in the register of issued shares kept by the Company under Section 16(1) of the SDI Ordinance.

STAFF QUARTER

As all staff quarters have been retained by the controlling shareholder, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the controlling shareholder).

DESIGNATED DEPOSIT AND DEPOSIT DUE

The Company had no deposits with any non-banking financial institutions. In June 2001 and September 2001, the Company granted loans of RMB100 million and RMB2 million to its two subsidiaries, namely, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd., respectively. The loans were granted in form of designated deposits in certain commercial banks in the PRC. Save as aforesaid, the Company had no other designated deposits. All of the Company's cash deposits are placed with commercial banks in the PRC and are in compliance with the relevant laws and regulations. The Company has not experienced any incidents of not being able to withdraw bank deposit when due.

POLICIES ON UNIFIED INCOME TAX

The corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 December 2001

MATERIAL LITIGATION

During the reporting period, none of the Company, the Directors, Supervisors nor senior officers of the Company had engaged in any material litigation or arbitration

ANNOUNCEMENT OF FURTHER INFORMATION ON THE WEB SITE OF THE STOCK EXCHANGE

The Company will submit a CD Rom to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") by 30 April 2002 containing all the information required by paragraphs 45(1) to 45(3) (both paragraphs inclusive) of Appendix 16 of the Listing Rules for publication on the website of the Stock Exchange.

By Order of the Board of Directors
Dong Yong An
Chairman

Luoyang, the PRC
26 April 2002

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2001 Annual General Meeting ("AGM") of First Tractor Company Limited ("the Company") will be held at No.154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China ("PRC") on Friday, 14 June 2002 at 9:00 a.m. for the purpose of passing the resolutions as listed below:

1. As ordinary resolutions:
   1. To consider and approve the Report of the Board of Directors of the Company for the year 2001;
   2. To consider and approve the Report of the Supervisory Committee for the year 2001;
   3. To consider and approve the audited financial report for the year 2001;
   4. To consider and approve the dividend distribution proposal for the year ended 31 December 2001;
   5. To consider and approve the re-appointment of Ernst & Young as auditors of the Company for the year ending 31 December 2002 and to authorise the Board of Directors of the Company to determine the terms for such appointment;
   6. To consider and approve the remuneration proposals for the directors and supervisors of the Company ; and
   7. To consider and approve the resignation of Mr. Hon Fong Ming as the independent non-executive director of the Company; and
   8. To consider any other business.
2. As special resolutions:
   1. Subject to the stipulations of Article 12 of the "Company Law of the People's Republic of China", to authorise the Board of Directors of the Company to determine any investment plan or proposal in respect of other limited companies, joint stock limited companies or other economic entities or projects, including but not limited to decisions on projects of investment, the companies or other economic entities to be invested, the amount, the investment method (including by way of issuance of the domestic shares or overseas listed foreign shares) and the time of investment and the execution of the relevant agreements and other documents; and
   2. To authorise the Board of Directors of the Company to declare an interim dividend to the shareholders of the Company for the half year ended 30 June 2002.

By order of the Board
Zhang Guo Long
Acting Company Secretary

Luoyang, the PRC, 26 April 2002

Notes:

1. The register of members of the Company's shares will be temporarily closed from 15 May 2002 to 14 June 2002 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of shareholders for attending the AGM. The last lodgement for share transfer should be made on 14 May 2002 at Hong Kong Registrars Limited by or before 4:00 p.m. The Company's shareholders or their proxies being registered before the close of business on 14 May 2002 are entitled to attend the general meeting by presenting their identity documents. The address of H share registrar of the Company, Hong Kong Registrars Limited is 2/F., Vicwood Plaza, No. 199 Des Voeux Road Central, Central, Hong Kong.
2. Each shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.
3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.
4. Shareholders or proxies who intend to attend the AGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 24 May 2002.
5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.
6. The AGM is expected to last for less than one day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.
7. The Company's registered address:

   No. 154, Jianshe Road, Luoyang, Henan Province, the PRC
   Postal code: 471004
   Telephone: 86-379-4967038
   Facsimile: 86-379-4967438
   Email: msc0038@public2.lyptt.ha.cn

Listed Companies Information

FIRST TRACTOR<00038> - Results Announcement (Summary)

First Tractor Company Limited announced on 26/4/2002:
(stock code: 38)
Year end date: 31/12/2001
Currency: RMB
Auditors' Report: Neither
Review of Interim Report by: N/A

		(Audited) Current Period from 1/1/2001 to 31/12/2001 ('000)	(Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000)
Turnover	:	1,863,824	1,997,314
Profit/(Loss) from Operations	:	(63,481)	(119,887)
Finance cost	:	(20,168)	(19,627)
Share of Profit/(Loss) of Associates	:	(14,788)	(29,403)
Share of Profit/(Loss) of Jointly Controlled Entities	:	830	861
Profit/(Loss) after Tax & MI	:	(117,799)	(157,053)
% Change over Last Period	:	N/A	
EPS/(LPS)-Basic	:	(RMB15.01cents)	(RMB20.01cents)
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	(117,799)	(157,053)
Final Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	-	-
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	15/5/2002 to 14/6/2002 bdi.	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

Remark:

LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB117,799,000 (2000: RMB157,053,000) and the weighted average of 785,000,000 (2000: 785,000,000) ordinary shares in issue during the year.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

For more details, please refer to the press announcement today.

Hong Kong iMail 9th April 2002

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESULTS OF THE EXTRAORDINARY GENERAL MEETING TO APPROVE THE RESIGNATION AND APPOINTMENT OF THE EXECUTIVE DIRECTORS

The board of directors (the "Board") of First Tractor Company Limited (the "Company") are pleased to announce that the extraordinary general meeting ("EGM") of the Company was held at 9:00 a.m. on Monday on 8th April 2002 at No. 154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China (the "PRC") whereby the resignation and appointment of the Company's executive directors were considered and approved at the EGM.

Reference is made to the announcement made by the Company on 21st February 2002 (the "Announcement").

RESULTS OF THE EGM

The Board is pleased to announce that the EGM was held on Monday, 8th April 2002 at 9:00 a.m. at No. 154, Jianshe Road, Luoyang, Henan Province, the PRC and was attended by shareholders of the Company the (the "Shareholders") representing 777,665,998 shares of the Company, equivalent to about 99.1% of the total issued capital of the Company, which was in accordance with the requirements of the Company Law of the PRC and the articles of association of the Company. The EGM was chaired by the chairman of the Company, Mr. Dong Yong An.

The following ordinary resolutions were passed at the EGM :-

1. The resignation of Mr. Fang Gang and Mr. Chen Li Wei as the executive directors of the Company was considered and approved; and
2. The appointment of Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng as the executive directors of the Company was considered and approved.

The Board takes this opportunity to express its warm welcome to Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng for joining the Board and to thank Mr. Fang Gang and Mr. Chen Li Wei for their valuable contributions to the Company during their tenure of services.

By order of the board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 8th April, 2002

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

154 Jiansshe Road,
Luoyang City, Henan Province,
The People's Republic of China
中國河南省洛陽市建設路154號